     As filed with the Securities and Exchange Commission on June 30, 1997


                                                      Registration No. 333-22817
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 4

                                       TO

                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                            ------------------------

                          TRANSCEND THERAPEUTICS, INC.
             (Exact name of registrant as specified in its charter)


                            ------------------------


           DELAWARE                         2836                        04-3174575
(State or other jurisdiction of  (Primary Standard Industrial        (I.R.S. Employer
incorporation or organization)   Classification Code Number)      Identification Number)


                            ------------------------


       640 MEMORIAL DRIVE, CAMBRIDGE, MASSACHUSETTS 02139 (617) 374-1200 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                            ------------------------


                          HECTOR J. GOMEZ, M.D., PH.D.
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          TRANSCEND THERAPEUTICS, INC.
                               640 MEMORIAL DRIVE
                 CAMBRIDGE, MASSACHUSETTS 02139 (617) 374-1200
 (Name, address, including zip code, and telephone number, including area code, of agent for service)


                            ------------------------


                                   Copies to:

            STEVEN D. SINGER, ESQ.                    CHARLES W. MULANEY, JR., ESQ.
           PHILIP P. ROSSETTI, ESQ.                      RODD M. SCHREIBER, ESQ.
              HALE AND DORR LLP                       SKADDEN, ARPS, SLATE, MEAGHER
               60 State Street                              & FLOM (ILLINOIS)
         Boston, Massachusetts 02109                 333 W. Wacker Drive, Suite 2100
                (617) 526-6000                           Chicago, Illinois 60606
                                                              (312) 407-0700

                            ------------------------

        Approximate date of commencement of proposed sale to the public:
            As soon as practicable after the effective date hereof.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                            ------------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION, DATED JUNE 30, 1997


PROSPECTUS
                                2,455,000 SHARES
                         [TRANSCEND THERAPEUTICS LOGO]
                                  COMMON STOCK

     All of the 2,455,000 shares of Common Stock offered hereby are being sold by Transcend Therapeutics, Inc. ("Transcend" or the "Company"). Prior to the Offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $10.00 and $12.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Company has applied to list the Common Stock for quotation on the Nasdaq National Market under the symbol "TSND."

     Boehringer Ingelheim International GmbH, the Company's corporate partner for its Procysteine development program, has expressed its intention to purchase $5.0 million of Common Stock in the Offering at the initial public offering price. See "Business -- Boehringer Ingelheim."

     THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS," BEGINNING ON PAGE 7.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
================================================================================

                                                                             UNDERWRITING
                                                                            DISCOUNTS AND            PROCEEDS TO
                                                   PRICE TO PUBLIC          COMMISSIONS(1)            COMPANY(2)
  ------------------------------------------------------------------------------------------------------------------
  Per Share....................................            $                      $                       $
------------------------------------------------------------------------------------------------------------------
  Total(3).....................................            $                      $                       $
==================================================================================================================

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses of the Offering payable by the Company, estimated at $1,000,000.
(3) The Company has granted the Underwriters a 30-day option to purchase up to 368,250 additional shares of Common Stock on the same terms and conditions set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and
    Commissions and Proceeds to Company will be $      , $      , and $      ,
    respectively. See "Underwriting."

                          ---------------------------

     The shares of Common Stock offered by the Underwriters are subject to prior sale, receipt and acceptance by them and subject to the right of the Underwriters to reject any order in whole or in part and certain other conditions. It is expected that delivery of such shares of Common Stock will be made by EVEREN Clearing Corp. through the facilities of the Depository Trust
Company, New York, New York, on or about                , 1997.

                          ---------------------------

EVEREN Securities, Inc.                     Principal Financial Securities, Inc.

          , 1997

--------------------------------------------------------------------------------
In connection with the onset of acute respiratory distress syndrome ("ARDS"), neutrophils, a type of white blood cell, activate and adhere to the surface of pulmonary capillaries. These neutrophils then release reactive oxygen species ("ROS") and protease enzymes which cause damage to lung tissue. Glutathione, which is normally present in lung cells and lung fluid in high concentrations, neutralizes or inactivates these ROS and limits oxidative damage. Anti-protease enzymes are present in the lung under normal conditions and protect the lung against oxidative tissue damage. The protective effect of anti-proteases is lost in the presence of excessive ROS. Preclinical studies indicate that glutathione may also prevent further lung damage indirectly by blocking ROS inhibition of anti-proteases.

                              Glutathione Depletion
                                 And Oxidative
                                 Tissue Damage

                                   [Picture]

                                                            blood vessel
                                            activated neutrophil
                              damaged lung tissue
        release of ROS and proteases
endothelial cell

                                  [Flow chart]

                                  glutamate
Procysteine(R) - Procysteine(R) - cysteine  -  GSH (glutathione)
                                  glycine

--------------------------------------------------------------------------------
Treatment with Procysteine is a novel pharmacological approach to diseases associated with oxidative tissue damage. A number of published studies have indicated decreased levels of glutathione in conditions where excessive production of ROS has caused severe tissue damage. Of the three amino acids which comprise glutathione, it is the lack of available cysteine that limits glutathione synthesis. Procysteine provides method for introducing the amino acid cysteine into cells. Preclinical studies have documented Procysteine's ability to increase intracellular levels of glutathione and prevent ROS damage. Procysteine has not been approved by the United States Food and Drug Administration (the "FDA") or any foreign regulatory agency. There can be no assurance that Procysteine will be approved by the FDA or any foreign regulatory agency on a timely basis, if at all. See "Risk Factors - No Assurance of FDA Approval; Comprehensive Government Regulation."
--------------------------------------------------------------------------------
CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING BY ENTERING STABILIZING BIDS OR EFFECTING SYNDICATE COVERING TRANSACTIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

Procysteine(R) is a registered trademark and Transcend Therapeutics(TM) is a trademark of Transcend Therapeutics, Inc. All other trademarks or trade names referred to in this Prospectus are the property of their respective owners.

--------------------------------------------------------------------------------

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and Financial Statements and Notes thereto appearing elsewhere in this Prospectus, including information under "Risk Factors."

                                  THE COMPANY


     Transcend Therapeutics, Inc. ("Transcend" or the "Company") develops novel pharmaceuticals for the critical care market, with its initial compounds focusing on the treatment of diseases associated with oxidative stress and resultant tissue damage. The Company's lead product candidate, Procysteine(R), has been evaluated in two Phase II clinical trials involving patients with acute respiratory distress syndrome ("ARDS"). In the second quarter of 1997, the Company began a Phase III clinical trial to determine the safety and efficacy of Procysteine in the treatment of ARDS. In February 1997, the Company and Boehringer Ingelheim International GmbH ("BI") entered into a Development and License Agreement (the "BI Agreement") relating to the worldwide development and marketing of intravenous formulations of Procysteine ("Procysteine i.v.") for the treatment and prevention of ARDS and the related condition, multiple organ dysfunction ("MOD"). BI has agreed to pay Transcend up to $46.0 million (consisting of a $5.0 million license fee paid in March 1997, a $5.0 million equity investment and $36.0 million in contingent milestone payments related to ARDS and MOD), as well as royalties on any related product sales.


     The Company's initial product candidates are small molecule, glutathione-repleting agents designed to prevent or limit oxidative tissue damage from reactive oxygen species ("ROS"), highly reactive toxic molecules produced as part of the body's immune response. Glutathione, a molecule found in high concentrations throughout the body, is one of the principal mechanisms for neutralizing ROS. Preclinical and clinical studies have demonstrated that in some conditions involving massive acute inflammation, including severe infection, multiple trauma and extensive burns, large quantities of ROS may be produced. Studies have also indicated decreased levels of glutathione in such conditions. When the body's production of ROS increases and exceeds the capacity of glutathione and other antioxidant systems to combat oxidative stress, tissue damage in the body's major organs can result, leading to organ dysfunction and, in many cases, death.

     The Company's strategy is to exploit the potential of the glutathione-repleting agents currently in its portfolio, with a particular focus on products for the critical care market, and to enhance its product pipeline through collaborations with academic and research institutions. The Company plans to commercialize its product candidates through strategic alliances, as in its alliance with BI, and to retain strategically important development, marketing or co-promotion rights in order to enhance its product development opportunities.

     ARDS, a disorder characterized by severe lung dysfunction, is a devastating complication of conditions associated with massive acute inflammation, such as severe infection, multiple trauma and extensive burns. This disorder affects an estimated 150,000 patients in the United States annually, and has a mortality rate of approximately 40 percent. There are currently no commercially available drug treatments for ARDS. Treatment for patients suffering from ARDS is administered in a hospital intensive care unit and is generally limited to supportive care consisting of highly invasive mechanical ventilation. Mechanical ventilation involves forcing air containing high concentrations of oxygen into the lungs via an endotracheal tube inserted through a patient's nose or mouth. Due to the invasive nature of this procedure, mechanical ventilation places a patient at an increased risk of serious complications, including hospital-acquired infection with drug resistant organisms.

     MOD, the failure of two or more organs, generally has catastrophic consequences for the patient. Organ systems that are frequently involved in MOD include the lungs (ARDS), the kidneys (acute renal failure), the liver (acute hepatic failure) and the heart (cardiovascular collapse). The mortality rate for MOD patients is approximately 60 percent when two organs fail and exceeds 90 percent when a
--------------------------------------------------------------------------------
third organ fails. The Company estimates that there are over 750,000 patients annually in the United States at risk of MOD. Currently, there are no commercially available drugs to prevent or treat MOD.

     Treatment with Procysteine is a novel pharmacological approach to diseases associated with oxidative stress and resultant tissue damage such as ARDS and MOD. Procysteine provides a method for introducing into cells the amino acid cysteine, an essential building block of glutathione. Preclinical studies have documented Procysteine's ability to increase intracellular levels of glutathione and prevent ROS damage. The Company has developed intravenous and oral formulations of Procysteine and has characterized the safety profile and pharmacokinetics of these formulations in clinical trials involving over 265 subjects in total.

     Company-sponsored Phase II trials with intravenously administered Procysteine have indicated the potential efficacy of Procysteine in the treatment of patients with ARDS. In the first Phase II trial, which involved 32 patients treated with Procysteine or placebo, Procysteine-treated patients gained independence from mechanical ventilation a median of five days earlier than did placebo-treated patients. The second Phase II trial, which involved a total of 25 patients, indicated a similar reduction in median days on mechanical ventilation among Procysteine-treated patients as compared with placebo-treated patients. Procysteine-treated patients also regained efficiency in transporting oxygen to the blood stream to a greater degree than did placebo-treated patients, as indicated by an established measure of lung function.

     Under the BI Agreement, the Company granted BI an exclusive worldwide license to use and sell Procysteine i.v. for all pharmaceutical applications. The Company has principal responsibility for, and will bear all expenses related to, clinical development of Procysteine i.v. for use in the treatment of ARDS. The Company has also granted BI the right, at its election, to participate in the development of and to commercialize Procysteine i.v. worldwide for the treatment and prevention of MOD. The Company has retained the right to co-promote Procysteine i.v. in the United States. The Company is responsible for manufacturing and supplying BI with Procysteine i.v. for clinical trials and commercial purposes, including responsibility for manufacturing-related regulatory compliance. Pursuant to the BI Agreement, BI has paid the Company an upfront license fee of $5.0 million and has agreed to purchase $5.0 million of equity securities of the Company in a private placement. BI has expressed its intention to fulfill this obligation by purchasing $5.0 million of Common Stock in the Offering at the initial public offering price (454,545 shares of Common Stock assuming an initial public offering price of $11.00 per share). BI has also agreed to make additional payments to the Company, which could total up to $36.0 million, upon the achievement of clinical development and regulatory milestones relating to ARDS and, if BI exercises its participation rights, to MOD. More than half of the milestone payments are payable with respect to MOD-related development. In addition, BI will pay the Company royalties (and, if applicable, co-promotion payments in the United States) on any sales of Procysteine i.v.

     Based on Procysteine's mechanism of action, the Company believes that the drug has potential applications in other diseases. Transcend has conducted Phase I/II clinical trials with Procysteine to determine its potential application for the treatment of amyotrophic lateral sclerosis and atherosclerotic cardiovascular disease. The Company plans to evaluate the results of these trials to determine whether to conduct further Phase II clinical trials for either or both of these indications. If such studies are conducted and yield positive results, the Company would seek to outlicense its rights to oral Procysteine for these indications.

     The Company was organized in Delaware in December 1992 under the name Free Radical Sciences, Inc. and changed its name to Transcend Therapeutics, Inc. in June 1995. The Company's executive office is located at 640 Memorial Drive, Cambridge, Massachusetts 02139 and its telephone number is (617) 374-1200.

-------------------------------------------------------------------------------
                                  THE OFFERING

Common Stock offered....................................  2,455,000 shares

Common Stock to be outstanding after the Offering.......  6,334,885 shares(1)

Use of proceeds.........................................  To fund clinical trials and research and development programs, to acquire and/or
                                                          license technology rights or compounds
                                                          and for other general corporate
                                                          purposes.

Proposed Nasdaq National Market symbol..................  TSND

---------------
(1) Based on shares outstanding as of March 31, 1997. Includes an aggregate of 2,995,547 shares of Common Stock issuable upon the automatic conversion of outstanding shares of Series A, Series B and Series C Convertible Preferred Stock upon the closing of the Offering, assuming an initial public offering price of $11.00 per share. If the initial public offering price is less than $11.00 per share, additional shares of Common Stock will be issued upon the conversion of shares of Series C Convertible Preferred Stock. See "Description of Capital Stock -- Series Convertible Preferred Stock." Also includes an aggregate of $1,039,000 of Common Stock, to be issued upon the closing of the Offering at the initial public offering price in exchange for all of the Company's outstanding Nonconvertible Redeemable Preferred Stock (94,455 shares of Common Stock assuming an initial public offering price of $11.00 per share). Excludes (i) 362,152 shares of Common Stock issuable upon exercise of outstanding options as of March 31, 1997 at a weighted average exercise price of $1.20 per share; (ii) 375,965 additional shares of Common Stock reserved for future grants of options or awards under the Company's Amended and Restated 1994 Equity Incentive Plan as of March 31, 1997; (iii) 5,000 shares of Common Stock reserved for issuance upon exercise of a warrant outstanding as of March 31, 1997 at an exercise price of $5.00 per share; and (iv) $519,500 of Common Stock reserved for issuance upon the exercise of warrants to purchase such stock at the initial public offering price (47,227 shares of Common Stock assuming an initial public offering price of $11.00 per share). See "Management -- Amended and Restated 1994 Equity Incentive Plan," "Business -- Boehringer Ingelheim," "Certain Transactions" and "Description of Capital Stock."
-------------------------------------------------------------------------------

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                               THREE MONTHS
                                                          YEAR ENDED DECEMBER 31,             ENDED MARCH 31,
                                                  ---------------------------------------    -----------------
                                                   1993      1994       1995       1996       1996       1997
                                                  ------    -------    -------    -------    -------    ------
STATEMENT OF OPERATIONS DATA:
  Revenue........................................ $6,095(1) $    --    $    --    $    --    $    --    $5,000(2)
  Total operating expenses.......................  6,124      3,742      4,384      3,802        874     1,472
                                                  ------    -------    -------    -------    -------    -------
  Income (loss) from operations..................    (29)    (3,742)    (4,384)    (3,802)      (874)    3,528
  Other income (expense).........................     --        139        (66)      (325)      (138)       25
                                                  ------    -------    -------    -------    -------    -------
  Net income (loss).............................. $  (29)   $(3,603)   $(4,450)   $(4,127)    (1,012)    3,553
                                                  ======    =======    =======    =======    =======    =======
  Net income (loss) to common stockholders....... $  (29)   $(4,714)   $(5,931)   $(9,207)   $(1,382)   $3,523
                                                  ======    =======    =======    =======    =======    =======
  Pro forma net income (loss) per common
    share(3).....................................                                 $ (2.31)              $  .88
                                                                                  =======               =======
  Pro forma weighted average common shares
    outstanding(3)...............................                                   3,981                3,981
                                                                                  =======               =======



                                                                                MARCH 31, 1997
                                                                  -------------------------------------------
                                                                                                PRO FORMA
                                                                   ACTUAL    PRO FORMA(4)    AS ADJUSTED(5)
                                                                  --------   ------------   -----------------
BALANCE SHEET DATA:
  Restricted cash(6)............................................  $  4,350     $  4,350         $   9,350
  Unrestricted cash and cash equivalents........................     1,146        1,146            20,593
  Working capital...............................................     4,354        4,354            29,302
  Total assets..................................................     6,797        6,797            30,411
  Redeemable preferred stock....................................       891(7)        891               --
  Deficit accumulated during the development stage..............   (16,166)     (16,166)          (16,344)
  Total stockholders' equity (deficit)..........................   (15,460)       4,716            29,722


---------------
(1) Reflects a one-time contract research fee of $6,095,000 for various research and development services. See Note 2 of Notes to Financial Statements.

(2) Reflects a one-time license fee of $5.0 million received in connection with the signing of the BI Agreement. See "Business -- Boehringer Ingelheim."

(3) See Note 2 of Notes to Financial Statements for information concerning the computation of pro forma net loss per common share.
(4) Presented on a pro forma basis to give effect to the automatic conversion of all of the outstanding shares of Series A, Series B and Series C Convertible Preferred Stock upon the closing of the Offering into an aggregate of 2,995,547 shares of Common Stock (assuming an initial public offering price of $11.00 per share). See "Certain Transactions" and "Description of Capital Stock -- Series Convertible Preferred Stock."
(5) As adjusted to give effect to (i) the sale of 2,455,000 shares of Common Stock offered hereby, at an assumed initial public offering price of $11.00 per share (after deducting estimated underwriting discounts and commissions and estimated expenses of the Offering) and the receipt of the estimated net proceeds therefrom; and (ii) the issuance, upon the closing of the Offering, of an aggregate of $1,039,000 of Common Stock at the initial public offering price in exchange for all of the Company's outstanding Nonconvertible Redeemable Preferred Stock (94,455 shares of Common Stock assuming an initial public offering price of $11.00 per share.) See "Use of Proceeds," "Capitalization" and "Certain Transactions."

(6) Actual and Pro Forma restricted cash consist of the balance of the $5 million license fee received in March 1997 in connection with the signing of the BI Agreement and Pro Forma As Adjusted consists of the balance of the $5 million license fee and gives effect to BI's expressed intention to purchase $5 million of Common Stock in the Offering at the initial public offering price. Under the BI Agreement, the license fee and the proceeds from such purchase are required to be used for the Company's ARDS clinical trial.


(7) Includes all issued and outstanding shares of Series A, Series B and Series C Convertible Preferred Stock and Nonconvertible Redeemable Preferred Stock. See "Capitalization," "Certain Transactions" and "Description of Capital Stock -- Series Convertible Preferred Stock."

                            ------------------------

     Except as otherwise noted, all information in this Prospectus, including financial information, share and per-share data: (i) has been adjusted to reflect the conversion of all outstanding shares of Series A, Series B and Series C Convertible Preferred Stock into an aggregate of 2,995,547 shares of Common Stock upon the closing of the Offering (assuming an initial public offering price of $11.00 per share); (ii) has been adjusted to reflect a one-for-five reverse split of the Common Stock effected in February 1997; and (iii) assumes no exercise of the Underwriters' over-allotment option. See "Certain Transactions," "Description of Capital Stock" and "Underwriting."

                                  RISK FACTORS

     IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY BY POTENTIAL INVESTORS IN EVALUATING AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH DIFFERENCES INCLUDE THOSE DISCUSSED BELOW.

     EARLY STAGE OF PRODUCT DEVELOPMENT. The Company has not completed development of any drugs and does not expect that any drugs resulting from its development efforts will be available for several years, if at all. All of the Company's potential products are in research, preclinical development or clinical trials. Product development of new pharmaceuticals, including Procysteine and the Company's other glutathione-repleting agents (the TR-500 compounds), is highly uncertain, and unanticipated developments, clinical or regulatory delays, unexpected adverse side effects or inadequate therapeutic efficacy could slow or prevent the product development efforts of the Company and have a materially adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company's current potential products or any future potential products will advance to clinical trials, prove safe and effective in clinical trials, meet applicable regulatory standards, be capable of being produced in commercial quantities at acceptable cost or be successfully marketed.


     DEPENDENCE ON PROCYSTEINE. Since its inception, the Company has devoted its efforts almost entirely to the development of its lead product candidate, Procysteine, which is the only potential product currently under development by the Company that is in human clinical trials. Procysteine will require substantial additional clinical testing and substantial further investment to determine whether it will prove to be safe and effective. Clinical testing of safety and efficacy can take several years. In May 1997, the Company began a Phase III clinical trial (the "Phase III Clinical Trial") to determine the safety and efficacy of Procysteine for use in the treatment of acute respiratory distress syndrome ("ARDS"). There can be no assurance that the Phase III Clinical Trial, or any other such testing, will confirm that Procysteine is safe or efficacious. In addition, the successful commercialization of Procysteine is subject to the risks of failure inherent in the development of drug and biological products and products based on new technologies. These risks include the possibility that the use of Procysteine as an approach to the treatment of ARDS or other indications targeted by the Company will not be successful; that Procysteine will not be safer, more effective or more economical than pharmaceutical or non-pharmaceutical products or treatments currently on the market or subsequently introduced; that third parties will market superior or equivalent products for the treatment of ARDS or other indications targeted by the Company; that Procysteine will not prove safe or effective or will fail to receive necessary regulatory clearance; that Procysteine will be difficult or uneconomical to manufacture on a large scale; or that proprietary rights of third parties will preclude the Company from marketing Procysteine, any of which would have a material adverse effect on the Company's business, financial condition and results of operations and could result in the Company being forced to discontinue operations. The Company does not currently conduct any internal discovery or research. In addition, the Company's product development efforts are based on its approach of repleting glutathione to treat or prevent diseases associated with oxidative tissue damage. As a result, in the event that the Company is unsuccessful in completing the development and commercialization of Procysteine as a treatment for ARDS or other indications targeted by the Company or if such approach is otherwise unsuccessful, the Company will be required to identify and license or acquire alternative technologies or compounds in order to develop product candidates, of which there can be no assurance. In the event that Procysteine does not prove to be safe, effective and commercially attractive, it is unlikely that the Company would continue to pursue development of the use of intracellular glutathione-repleting agents for the treatment of oxidative stress, and the Company's business, financial condition and results of operations would be materially and adversely affected.

     DEPENDENCE ON BOEHRINGER INGELHEIM. The Company has entered into a Development and License Agreement with Boehringer Ingelheim International GmbH ("BI") (the "BI Agreement") for the worldwide development and marketing of intravenous formulations of Procysteine ("Procysteine i.v."). Under the BI Agreement, the Company granted BI an exclusive worldwide license to use and sell Procysteine i.v. for all pharmaceutical applications. The Company has retained certain rights with respect to the marketing and sales of Procysteine i.v. in the United States. See "Business -- Boehringer Ingelheim." The BI Agreement requires BI, at its own expense, to use reasonable diligence to market Procysteine i.v. in each major market country, following receipt of necessary regulatory approvals, with a level of effort consistent with the efforts used for other BI products having similar commercial potential. There can be no assurance, however, that BI will commit sufficient marketing resources to the commercialization of Procysteine i.v. or otherwise perform its obligations under the BI Agreement. The failure of BI to commit sufficient marketing resources to the commercialization of Procysteine i.v. or otherwise perform its obligations under the BI Agreement would have a material adverse effect on the Company's business, financial condition and results of operations.

     Under the BI Agreement, the Company has principal responsibility for, and will bear all expenses related to, the clinical development of Procysteine i.v. for use in the treatment of ARDS in countries other than Japan. BI has certain rights, exercisable until the end of 1997, to develop and commercialize Procysteine in Japan. If BI does not exercise its rights during 1997, all rights to Procysteine i.v. in Japan will revert to the Company. The Company is also responsible for the expenses of obtaining any necessary regulatory approvals in these countries. In addition, the Company is responsible for manufacturing and supplying BI with Procysteine i.v. for clinical trials and commercial purposes, including responsibility for manufacturing-related regulatory compliance. The Company's right to receive milestone payments and, ultimately, royalties is based upon successful performance of such obligations. There can be no assurance that the Company will have the financial or logistical resources to meet these obligations or that the Company will achieve the development and regulatory milestones necessary to earn such payments. Failure to perform these obligations or achieve such milestones would have a material adverse effect on the Company's business, financial condition and results of operations.

     Pursuant to the BI Agreement, in March 1997, BI paid the Company an upfront license fee of $5.0 million (the "BI License Fee") and has agreed to purchase $5.0 million of equity securities of the Company in a private placement. BI has expressed its intention to fulfill this obligation by purchasing $5.0 million of Common Stock in the Offering at the initial public offering price (454,545 shares of Common Stock assuming an initial public offering price of $11.00 per share). BI has agreed to make additional payments to the Company, which could total up to $36.0 million, upon the achievement of clinical development and regulatory milestones relating to the ARDS and multiple organ dysfunction ("MOD") indications. Of such amount, more than half is payable only with respect to development relating to MOD. BI has the right, but not the obligation, to participate in the development of and to commercialize Procysteine i.v. for the treatment and prevention of MOD. If BI exercises its rights with respect to the MOD indication, it will be required to share in clinical development funding or reimburse the Company for clinical development costs. However, BI is not required to exercise its rights until late in the product development process, if at all. There can be no assurance that BI will exercise its rights with respect to MOD. As such, there can be no assurance that the Company will be able to gain access to the resources (financial and other) necessary to conduct required MOD clinical trials or complete the development of Procysteine i.v. for MOD if BI declines to exercise its rights or defers such exercise until later in the product development process or that the Company will ever receive milestone payments in connection with its MOD program.


     The BI Agreement is subject to termination by either party for a material breach by the other party which is not cured within 90 days. In addition, BI has the right to terminate the agreement at any time (i) within six months after completion of the Phase III Clinical Trial, or (ii) within 30 days after notice that the Company intends, without the consent of BI, to file an NDA for Procysteine i.v. for the treatment of ARDS. Any such termination would have a material adverse effect on the Company's business, financial condition and results of operations.


     UNCERTAINTY ASSOCIATED WITH CLINICAL TRIALS. Before obtaining regulatory approvals for the commercial sale of any of the Company's potential products, the products will be subjected to extensive preclinical and clinical testing to demonstrate their safety and efficacy in humans. Preclinical studies of product candidates may not predict and do not ensure safety or efficacy in humans and are not necessarily indicative of the results that may be achieved in clinical trials with humans. To date, the Company has tested its lead product candidate, Procysteine, in limited numbers of subjects in Phase I and Phase II clinical trials. The results from these clinical trials are not necessarily predictive of results that will be obtained from more extensive clinical testing, including the Company's Phase III Clinical Trial. There can be no assurance that additional clinical trials, including the Phase III Clinical Trial, will demonstrate the safety and efficacy of Procysteine to the extent necessary to obtain regulatory approvals. Companies in the biotechnology industry have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. The dosage level of Procysteine being administered in the Phase III Clinical Trial is higher than that administered in the earlier human clinical trials. There can be no assurance that administration of Procysteine at this dosage level, or at such other dosage level required for therapeutic efficacy, will result in a safety profile comparable to or more favorable than earlier studies. The failure to adequately demonstrate the safety and efficacy of Procysteine or any other product candidate could delay or prevent regulatory approval and would have a material adverse effect on the business, financial condition and results of operations of the Company. See "Business -- Product Development Programs."



     Although two clinical trials are a customary basis for approval of new drugs, based on discussions with the United States Food and Drug Administration (the "FDA"), if the results of the Phase III Clinical Trial are conclusive, the Company expects to be able to submit an NDA upon completion of one trial. If the results of the Phase III Clinical Trial alone are not conclusive, the Company does not currently plan to conduct further Phase III clinical trials of Procysteine i.v. for the treatment of ARDS. In the event the Company elects to conduct further Phase III clinical trials of Procysteine for the treatment of ARDS, the Company may be required to obtain substantial additional funds, and there can be no assurance that the Company would be able to obtain such funds on acceptable terms, if at all. See "Risk Factors -- Need for Substantial Additional Funds." In addition, there can be no assurance that the Company's Phase III Clinical Trial will be completed on a timely basis or at all, that the trial will demonstrate the safety and efficacy of Procysteine to the extent necessary to obtain regulatory approvals, or that the FDA will not require additional studies to support regulatory approval.



     The rate of completion of clinical trials is dependent upon, among other factors, the enrollment of patients. Patient accrual is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial to be performed, the existence of competitive clinical trials and the availability of other approved therapies. The protocol for the Company's Phase III Clinical Trial of Procysteine for ARDS calls for an interim analysis to confirm the appropriateness of the sample size. The results of the analysis could lead the Company to increase the number of patients in the trial. Delays in planned patient enrollment or increases in the number of required patients in the Company's Phase III Clinical Trial or future clinical trials of Procysteine or other potential products may result in increased costs, program delays or both, which would have a material adverse effect on the Company. In addition, the Company has a limited clinical staff and, as a result, will rely on third parties to assist it in monitoring and analyzing the Phase III Clinical Trial, which may result in delays in completing, or failure to complete, clinical trials if such third parties fail to perform under their agreements with the Company or fail to meet regulatory standards in the performance of their obligations under such agreements. There can be no assurance that, if the Phase III Clinical Trial is completed, the Company will be able to submit a new drug application ("NDA") or its equivalent in countries outside the United States as scheduled or that any such application will be reviewed and approved by the FDA or comparable agencies in foreign countries in a timely manner, or at all. See "Business -- Government Regulation." Even if cleared by the FDA or the regulatory authorities of other countries, Procysteine may later be shown to be unsafe or to not have its purported effect, thereby preventing its widespread use or requiring its withdrawal from the market.


     HISTORY OF LOSSES; UNCERTAINTY OF FUTURE PROFITABILITY. The Company is a development stage company that commenced operations in January 1993. No revenues have been generated from product sales, and product sales revenues are not anticipated for a number of years, if at all. The Company had a deficit accumulated during the development stage of approximately $16.2 million as of March 31, 1997. The continued development of the Company's products will require the commitment of substantial resources to conduct or contract with others to conduct research and preclinical development and clinical testing, and to establish sales, marketing, quality control, regulatory and administrative capabilities. Accordingly, the Company expects to continue to incur substantial operating losses for at least the next several years. The size of net losses and the time required by the Company to reach and to sustain profitability are highly uncertain. To achieve profitability, the Company must, alone or with others, successfully complete development of Procysteine, obtain necessary regulatory approvals, establish manufacturing, sales and marketing capabilities and successfully market such product. As such, there can be no assurance that the Company will be able to achieve or, if achieved, sustain, profitability.


     NO ASSURANCE OF FDA APPROVAL; COMPREHENSIVE GOVERNMENT REGULATION. The research, development, clinical testing, manufacturing and marketing of therapeutic products are subject to extensive regulation by numerous governmental authorities in the United States and other countries. All of the Company's potential products will require governmental approvals for commercialization, which approvals have not yet been obtained and are not expected to be obtained for several years, if at all. Preclinical and clinical trials and manufacturing of all of the Company's potential products, including its lead product candidate, Procysteine, will be subject to the rigorous testing and approval processes of the FDA and corresponding foreign regulatory authorities. The regulatory process, which includes preclinical studies and clinical testing of potential products to establish their safety and efficacy, requires many years to complete and the expenditure of substantial resources. Data obtained from preclinical and clinical activities are susceptible to varying interpretations which could delay, limit or prevent regulatory approval. In addition, delays or rejection may be encountered based upon changes in, or additions to, regulatory policies for drug approval during the period of product development and regulatory review. The Company, an independent Safety Monitoring Board ("SMB") or the FDA may suspend clinical trials at any time if the participants in such trials are being exposed to unacceptable health risks. Delays in obtaining such approvals could adversely affect the marketing of products developed by the Company and the Company's ability to generate commercial product revenues. There can be no assurance that requisite regulatory approvals will be obtained within a reasonable period of time, if at all. Moreover, if regulatory approval of a product is granted, such approval may impose limitations on the indicated uses for which such product may be marketed. Further, even if such regulatory approval is obtained, a marketed product, its manufacturer and its manufacturing facilities are subject to continual review and periodic inspections. Among the conditions for product approval and continued marketing approval is that the quality control and manufacturing procedures of the Company or its collaborative partners or contract manufacturers conform to the FDA's current good manufacturing practice ("cGMP") regulations which must be followed at all times. In complying with cGMP requirements, manufacturers must expend time, money and effort on a continuing basis in production, record keeping and quality control. Manufacturing establishments, both domestic and foreign, are subject to inspection by or under the authority of the FDA and by other federal, state and local agencies. Failure to pass such inspections may subject the manufacturer to possible FDA actions such as the suspension of manufacturing, seizure of the product, withdrawal of approval or other regulatory sanctions. The FDA also may require the manufacturer to recall a product from the market. The Company is responsible for ensuring manufacturing-related regulatory compliance under the BI Agreement. The failure by the Company, its corporate collaborators or contract manufacturers to comply with cGMP could result in a breach of the BI Agreement and could have a material adverse effect on the business, financial condition and results of operations of the Company.

     Discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on such product or manufacturer, including withdrawal of the product from the market. Failure to comply with the applicable regulatory requirements can, among other things, result in fines, suspensions of regulatory approvals, product recalls, operating restrictions and criminal prosecution. The Company is also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures and the handling of biohazardous materials. Any violation of, and the cost of compliance with, such laws and regulations could adversely affect the Company's operations. See "Business -- Government Regulation."

     UNCERTAINTY OF MARKET ACCEPTANCE. The Company's success, growth and profitability will depend primarily on market acceptance of Procysteine, if cleared for marketing by the FDA, for the treatment of ARDS and other indications targeted by the Company. Physicians may be reluctant or unwilling to prescribe a product such as Procysteine unless they determine that the clinical benefits to the patient and the cost savings achieved through the use of Procysteine are significant. Such determination will depend, in part, upon Procysteine's effectiveness, safety, ease of use and level of third-party reimbursement. Even if the benefits of Procysteine are established as clinically significant, physicians, pharmacists and other health care providers may elect not to purchase, prescribe or administer Procysteine for any number of reasons. As a result, there can be no assurance that demand for Procysteine will be sufficient to allow for profitable operations. Because Procysteine represents the Company's primary product focus, if Procysteine does not achieve a significant level of market acceptance, the Company's business, financial condition and results of operation would be materially and adversely affected.


     NEED FOR SUBSTANTIAL ADDITIONAL FUNDS. The Company expects negative cash-flows from operations to continue and to increase for the foreseeable future. The Company will need substantial additional funds to fund its existing and planned preclinical studies and clinical trials, and other operating expenses. The Company anticipates that the net proceeds from the Offering, and the $5.0 million BI License Fee payment, including interest thereon, together with the Company's existing funds, will be sufficient to fund its operating expenses and capital requirements as currently planned for at least the next 24 months. However, there can be no assurance that the Company's assumptions regarding future operating losses and operating expenses will be accurate. In addition, under the BI Agreement, the Company has agreed to use the aggregate $10.0 million in proceeds from BI only for the clinical development of Procysteine i.v. for use in the treatment of ARDS. The Company's actual working capital needs and funding requirements will depend upon numerous factors, including the progress of the external research and development programs being supported by the Company, the magnitude and scope of these activities, the timing, costs and results of preclinical development and clinical testing, including the Company's Phase III Clinical Trial, the timing and costs of obtaining regulatory approvals, the level of resources that the Company commits to the development of manufacturing, marketing and sales capabilities, if any, whether BI elects to participate in and co-fund the development of the Company's MOD program, the ability of the Company to establish new and maintain existing collaborative arrangements with BI and other companies to provide funding to the Company, the costs of any acquisitions and/or licensing of technology rights, products or businesses, the technological advances and activities of competitors, the cost involved in preparing, filing, prosecuting, maintaining, enforcing and defending patent claims and other intellectual property rights, developments related to regulatory and reimbursement matters and other factors. The Company intends to seek additional funding through corporate collaborations such as its collaboration with BI. There can be no assurance that the Company will be able to negotiate such agreements on acceptable terms, or at all. The Company will also seek additional funding through public or private financings. If additional funds are raised by issuing equity securities, further dilution to stockholders will result. Debt financing, if available, may involve restrictive covenants. If adequate funds are not available, the Company may be required to delay, scale back or eliminate certain of its product development programs, license to others rights to commercialize products or technologies that the Company would otherwise seek to develop and commercialize itself or cease operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     DEPENDENCE ON RESEARCH AND CLINICAL COLLABORATORS AND SCIENTIFIC
ADVISORS. The Company does not have any research facilities and does not intend to conduct internal discovery activities. Substantially all of the Company's research and clinical testing activities are performed by third parties. The Company's strategy for development and commercialization of products depends upon the formation of collaborations with academic and other institutions to perform research, development and clinical testing functions for the Company and to access technology. The Company is dependent upon creating and maintaining relationships with collaborators at academic and other institutions who conduct a substantial portion of the Company's research, development and clinical testing. Such collaborators are not employees of the Company. All of the Company's consultants are employed by employers other than the Company and may have commitments to, or consulting or advisory contracts with other entities that may limit their availability to the Company. As a result, the Company has limited control over their activities and, except as otherwise required by its collaboration and consulting agreements, can expect only limited amounts of their time to be spent on the Company's activities. The failure of these third parties to perform their obligations under such agreements or to devote adequate time to the Company's projects could have a material adverse effect on the Company's business, financial condition and results of operations. The Company also seeks to protect its proprietary technology, including technology which may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventor's rights agreements with its collaborators, advisors, employees and consultants. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach, or that the Company's trade secrets will not be otherwise disclosed to or discovered by competitors. Any unauthorized dissemination of the Company's confidential information could have an adverse effect on the Company's business. The Company's completion of its Phase III Clinical Trial and the research and development of and access to other potential products or technologies will depend on continued collaborations with researchers at academic and other institutions. There can be no assurance that the Company will be able to negotiate additional acceptable collaborations with collaborators at academic and other institutions or that its existing collaborations will be successful.


     RAPID TECHNOLOGICAL CHANGE; INTENSE COMPETITION. The biotechnology and pharmaceutical industries are subject to rapid and significant technological change. The Company competes with all entities developing and producing pharmaceuticals for the treatment of ARDS or MOD or other diseases which may be the subject of future product development efforts of the Company. Competitors of the Company in the United States and abroad are numerous and include, among others, pharmaceutical and biotechnology companies, universities and other research institutions. The Company's competitors may succeed in identifying and developing products that are more effective than those of the Company or in obtaining regulatory approvals of their drugs more rapidly than the Company and such success could render the Company's products obsolete or non-competitive and have a material adverse effect on the Company's business, financial condition and results of operations. As a result, the Company's success depends upon developing and maintaining a competitive position in the development of products and technologies in its area of focus.


     Competition in the pharmaceutical and biotechnology industry is intense and is expected to continue to increase. Many of the Company's competitors are actively engaged in the research and development of products in the Company's targeted areas. Many of these competitors have substantially greater financial and technical resources and product and marketing capabilities than the Company, as well as considerable experience in preclinical testing, human clinical trials and other regulatory approval procedures, and certain of these competitors may compete with the Company in establishing development and marketing agreements with pharmaceutical companies. There is currently no commercially available drug to treat ARDS. There can be no assurance that research and development by others will not render any of the Company's planned products obsolete or uneconomical, or result in therapies superior to any developed by the Company, or that any products developed by the Company will be preferred to any existing or newly developed technologies or therapies.

     LIMITED SOURCE OF SUPPLY; DEPENDENCE ON THIRD-PARTY MANUFACTURERS. To be successful, the Company's products, including Procysteine, if successfully developed, must be manufactured in commercial quantities in accordance with regulations prescribed by the FDA, at acceptable costs and on a timely basis and in accordance with the Company's obligations to any collaborators, including BI. The Company is responsible for manufacturing and supplying BI with Procysteine i.v. for clinical and commercial purposes. The Company does not have the capability to manufacture products under cGMP regulations prescribed by the FDA and does not intend to develop such a capability in the near future. Accordingly, the Company anticipates that, for the foreseeable future, it will pursue a strategy of seeking production capability from outside vendors or corporate collaborators. The Company does not have a long term, fixed price supply agreement for Procysteine, but rather obtains Procysteine by issuing purchase orders to its supplier on an as needed basis. There can be no assurance that the Company's existing or future outside vendors or prospective corporate collaborators will be able to manufacture Procysteine or any other product which is successfully developed by the Company on a commercial scale in compliance with cGMP or other regulatory guidelines or that any collaborator or vendor will be able to manufacture such products on a timely basis or in quantities of a quality or at prices which will be commercially viable or beneficial for the Company or will satisfy the Company's obligations to any collaborators, including BI. In February 1997, the Company's sole supplier of bulk drug substance for Procysteine was issued a warning letter by the FDA for failure to be in compliance with cGMP. The FDA has indicated that, until the supplier is in compliance with cGMP, it will recommend disapproval of any NDA listing this supplier as the supplier of bulk drug substance. Because the Company believes it has sufficient supplies to complete its Phase III Clinical Trial, it does not believe that the supplier's existing issues with the FDA will affect the completion of the trial, although no assurance to that effect can be given. If the supplier does not resolve its noncompliance prior to the time, if ever, that the Company files an NDA and if an alternate supplier, if needed, is not available on acceptable terms prior to such NDA filing, the Company would be materially and adversely affected. While the Company also believes that alternate suppliers of its bulk drug substance for Procysteine would be available, such suppliers would need to be identified and qualified by the FDA. There can be no assurance that any such suppliers would be qualified by the FDA or be able to satisfy the Company's requirements on a timely basis, if at all. In addition, a termination or interruption in the Company's supply of bulk drug substance for Procysteine or a failure generally to obtain third-party manufacturing on commercially acceptable terms and on a timely basis, would delay or foreclose the Company's ability to commercialize products, in which case its business, financial condition and results of operations would be materially and adversely affected.


     LACK OF COMMERCIAL SALES AND MARKETING EXPERIENCE; DEPENDENCE ON STRATEGIC ALLIANCES. The Company does not have experience in marketing, sales, distribution or support of commercial products. To succeed in marketing any of its products, the Company must develop and maintain a sales force with sufficient marketing and technical expertise to commercialize and provide support for its products. Alternatively, the Company must obtain such capabilities through third parties. To date, the Company has entered into one strategic alliance for the development and marketing of intravenous formulations of the Company's lead product candidate, Procysteine. See "Risk
Factors -- Dependence on Boehringer Ingelheim." There can be no assurance that the Company will be able to establish in-house sales and distribution capabilities or gain market acceptance for its products or enter into other strategic relationships without undue delays or expenditures. Any such delay or expenditure could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that current or future collaborators, if any, will commit sufficient marketing and other resources towards developing, promoting and commercializing its products. Further, competitive conflicts may arise among these third parties that could prevent them from working cooperatively with the Company. The amount and timing of resources devoted to these activities by such parties generally would be controlled by such partners. In addition, strategic relationships generally provide the collaborator with the right to terminate an agreement in part or in full under certain circumstances. Any termination of a strategic relationship for any reason could substantially reduce the likelihood that the collaborative product candidate would be developed, would obtain regulatory approvals and be successfully commercialized on a timely basis, if at all, and any such termination could, therefore, have a material adverse effect on the Company's business, financial condition and results of operations. The Company's royalties from sales of products licensed to collaborators, if any, may be less than the revenues the Company could have generated had it commercialized and marketed products itself. There can be no assurance that the Company would be successful in establishing or maintaining future collaborative arrangements, that any collaborative partners would be successful in developing and commercializing products or that the Company would generate revenues from royalties sufficient to offset the Company's significant investment in research and development and other costs.

     PATENTS AND PROPRIETARY RIGHTS; THIRD-PARTY RIGHTS. The Company's commercial success will depend, to a significant extent, on the Company's and any licensor's ability to obtain patent protection for its products and methods, including methods for treating or preventing human disease. The Company is conducting research and expects to seek additional patents in the future. The Company's success will depend to a significant extent on its ability to obtain and enforce patents, maintain trade secret protection and operate without infringing the patents and proprietary rights of third parties.

     The Company has obtained from the Cornell Research Foundation ("Cornell"), an exclusive license (the "Cornell Agreement") under certain patents covering methods of using Procysteine, the Company's lead product candidate, to increase intracellular levels of glutathione and/or cysteine. The last of these United States patents licensed from Cornell expires in 2004. The expiration of such U.S. patent protection may have a material adverse effect on the ability of the Company to exclude others from making, using or selling Procysteine for use in methods of treating or preventing the diseases discussed in this Prospectus. The Company has also licensed corresponding patents in Canada, United Kingdom, Germany, France, Austria and Sweden. The Company's rights under the Cornell Agreement further include an exclusive license under a United States patent to a composition of matter for the TR-500 series of glutathione-repleting agents ("TR-500 Compounds"). In addition, the Company owns a United States patent application for the use of Procysteine in treating pulmonary disease, including ARDS. The Company recently received a final Office Action, from the U.S. Patent and Trademark Office ("USPTO"), rejecting the claims of this patent application as being obvious over a combination of prior art references. Final Office Actions commonly are issued by the USPTO. While receipt of a final Office Action may impose certain procedural limitations on an applicant's subsequent submissions in a particular case, it does not signal the end of the prosecution process. The Company intends to respond vigorously to the final Office Action, by the presentation of additional arguments and facts in support of its position that the patent application contains patentable subject matter. There can be no assurance, however, that this patent application ultimately will issue as a patent in the United States, or, if it issues, as to the breadth of the claims. A corresponding European patent has issued and has been validated as national patents in Austria, Belgium, Denmark, France, Germany, Greece, Italy, Luxembourg, Monaco, the Netherlands, Portugal, Spain, Sweden, Switzerland and the United Kingdom, all of which expire in 2011. Corresponding patent applications are pending in Canada, Australia and Japan. By July 16, 1997, any person may give notice to the European Patent Office of opposition to the European patent. An adverse decision in any such opposition may result in revocation of the European patent and the national patents which issued therefrom. The Company may be required to obtain licenses to patents or other proprietary rights of third parties in addition to its license from Cornell. No assurance can be given that any licenses required under any such patents or proprietary rights would be made available on terms acceptable to the Company, if at all. If the Company does not obtain such licenses, it could encounter delays in product market introductions while it attempts to design around such patents or other rights, or it may be unable to develop, manufacture or sell products.

     The patent positions of pharmaceutical and biotechnology firms, including the Company, are uncertain and involve complex legal and factual questions for which important legal principles are largely unresolved, particularly in regard to methods for treating or preventing human diseases, and most particularly for diseases such as ARDS and MOD for which the Company believes there is currently no commercially available drug for prevention or treatment. Substantial periods of time pass before the USPTO responds on the merits to patent applications and submissions on behalf of the inventors. In addition, the coverage originally claimed in a patent application can be significantly reduced or modified before and after a patent is issued. Consequently, there can be no assurance that any of the Company's or any licensor's pending or future patent applications will result in the issuance of patents or, if any patents are issued, whether the patents will be subjected to further proceedings limiting their scope, and whether they will provide significant proprietary protection or competitive advantage, or will be circumvented or invalidated. Because patent applications in the United States are maintained in secrecy until patents issue and patent applications in certain other countries generally are not published until more than 18 months after they are filed, and since publication of inventions in scientific or patent literature often lags behind actual dates of invention, the Company cannot be certain that it or any licensor was the first inventor of inventions covered by pending patent applications or that it or such licensor was the first to file patent applications on such inventions.

     There can be no assurance that the Company's or any licensor's patents, if issued, would not be found invalid or unenforceable by a court or that such patents would cover products or technologies of the Company's competitors. Competitors or potential competitors may have filed applications for or received patents, and may obtain additional patents and proprietary rights relating to products or methods for treating or preventing human disease that are competitive with those of the Company. To protect its proprietary rights, the Company may be required to participate in interference proceedings declared by the USPTO to determine priority of invention, which could result in substantial cost to the Company. Moreover, even if the Company's patents issue, there can be no assurance that they will provide sufficient proprietary protection or will not be later limited, circumvented or invalidated.

     There is substantial uncertainty concerning whether human clinical data will be required for the issuance of patents for methods of treating or preventing human disease, particularly for diseases such as ARDS and MOD, for which the Company believes there is currently no commercially available drug for prevention or treatment. If such data is required, the Company's ability to obtain patent protection could be delayed or otherwise adversely affected. Although the USPTO issued new utility guidelines in July 1995 that address the requirements for demonstrating utility for biotechnology inventions, including inventions relating to methods for treating or preventing human diseases, there can be no assurance that USPTO patent examiners will follow such guidelines or that the USPTO's position will not change with respect to what is required to establish utility for methods of using Procysteine or future potential products of the Company in the treatment of human diseases. Nor can it be assured that compliance with such guidelines will result in patents that are valid and enforceable. Furthermore, the enactment of legislation implementing the General Agreement on Trade and Tariffs has resulted in certain changes to United States patent laws that became effective on June 8, 1995. Most notably, the term of patents that issue from patent applications filed on or after June 8, 1995 is no longer a period of 17 years from the date of grant. The new term of United States patents will commence on the date of issuance and terminate 20 years from the earliest claimed filing date of the application. Because the time from filing to issuance of biotechnology patent applications is often more than three years, a 20-year term from the claimed date of filing may result in a substantially shortened term of patent protection, which may adversely impact the Company's patent position. In addition, if this change results in a shorter period of patent coverage, and if the Company negotiates royalties based on the existence of a valid patent, the Company's business could be adversely affected.

     The Company was independently approached by two individuals, each claiming to be the first and sole inventor of the use of Procysteine in the treatment of patients with amyotrophic lateral sclerosis ("ALS"). One of those individuals is employed by Massachusetts General Hospital, where the Company has sponsored a clinical trial for the administration of Procysteine to ALS patients. Two identical patent applications, each naming one of the individuals as sole inventor, have been filed at the Company's expense and with full disclosure of the two patent applications to each individual and Massachusetts General Hospital. There can be no assurance that the subject matter of these patent applications is patentable over prior art. If the claims are found allowable in the two applications, it is expected that an interference will be declared between the two patent applications and the USPTO will determine priority of invention. There can be no assurance that the Company will be able to obtain a license to any patent that issues or that any such license, if obtained, would be on terms acceptable to the Company. If the Company cannot obtain such a license, the Company will not be able to develop, market and sell Procysteine for use in the treatment of ALS.

     The Company also seeks to protect its proprietary technology, including technology which may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventor's rights agreements with its collaborators, advisors, employees and consultants. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach, or that the Company's trade secrets will not be otherwise disclosed to, or discovered by, competitors. Moreover, the Company conducts a significant amount of research through academic advisors and collaborators who are prohibited from entering into confidentiality or inventor's rights agreements by their academic institutions. Any unauthorized dissemination of the Company's confidential information could have an adverse effect on the Company's business.

     MANAGEMENT OF GROWTH; RISK OF ACQUIRING NEW TECHNOLOGIES. One of the Company's strategies is to build a product pipeline by acquiring and/or licensing technology rights, products or businesses. The Company's strategy could involve the retention of additional personnel, the establishment of new or expanded facilities and the acquisition of technology rights, products, equipment, businesses or assets of other companies. There can be no assurance that the Company's management personnel, systems, procedures and controls will be adequate to support the expansion of the Company's operations. The acquisition of additional personnel, technology rights, products, equipment, businesses or assets of other companies, as well as the entry into new areas of scientific research, will require the dedication of management resources in order to achieve its strategic objectives. There can be no assurance that the Company will be able to manage successfully the growth and expansion of its operations. Failure of the Company to manage its growth, or any specific acquisition of additional capabilities, could have a material adverse effect on the Company's business, operating results and financial condition.

     POTENTIAL FOR CONFLICT WITH CLINTEC. In connection with the formation of the Company and the contribution and licensing of certain assets and technology to the Company by Clintec Nutrition Company ("Clintec") and Cornell, the Company holds the rights to certain patents and related technology covering methods of using Procysteine and the TR-500 Compounds ("Covered Technology"). The Company has granted to Clintec an exclusive, royalty-free sub-license to the use of the Covered Technology for certain clinical nutrition and nutritional applications while retaining exclusive rights to all pharmaceutical applications. Although no disputes have arisen to date regarding the exclusive rights of the Company, Clintec or its successors in their respective fields, such a dispute could have a material adverse effect on the Company's ability to enter into corporate alliances and license arrangements, and if resolved in a manner adverse to the Company would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Technology and License Agreements."

     PRODUCT LIABILITY. The testing, marketing and sale of human therapeutic products entail an inherent risk of exposure to product liability claims by consumers, health care providers, pharmaceutical and biotechnology companies or other sellers of the Company's products. There can be no assurance that substantial product liability claims will not be asserted against the Company. While the Company has liability insurance with respect to clinical trials, there can be no assurance that the Company will be able to maintain clinical trial liability insurance on acceptable terms or that such insurance will provide adequate coverage against potential liabilities. The Company does not have product liability insurance coverage for the commercial sale of Procysteine, the Company's lead product candidate. The Company will seek to obtain product liability insurance coverage for commercial sales if and when its products are commercialized. However, there can be no assurance that adequate insurance coverage will be available in sufficient amounts and at acceptable costs, if at all. In addition, pursuant to the terms of the licensing agreements entered into by the Company, including the agreement licensing methods of using Procysteine in the treatment of human diseases, the Company has agreed to indemnify certain third parties with respect to losses incurred as a result of the manufacture, supply or sale of potential product candidates. The Company has also agreed to indemnify BI with respect to any claims relating primarily to the manufacture of Procysteine i.v. Any indemnification or product liability claim or product recall could inhibit or prevent commercialization of products being developed by the Company and otherwise have a material adverse effect on the Company's business, financial condition and results of operations.

     UNCERTAINTY OF PHARMACEUTICAL PRICING, REIMBURSEMENT AND RELATED
MATTERS. The Company's business, financial condition and results of operations may be materially adversely affected by the continuing efforts of government and third-party payors to contain or reduce the costs of health care through various means. For example, in certain foreign markets, pricing and profitability of prescription pharmaceuticals are subject to government control. In the United States, the Company expects that there will continue to be a number of federal and state proposals to implement similar government control. While the Company cannot predict whether any such regulatory proposals will be adopted or the effect such proposals may have on its business, the pendency of such proposals could have a material adverse effect on the Company's ability to raise capital, and the adoption of such proposals could have a material adverse effect on the Company in general. In addition, increasing emphasis on managed care in the United States will continue to put pressure on the pricing of pharmaceutical products. Cost control initiatives could decrease the price that the Company or its strategic partners, if any, receive for any products in the future and could have a material adverse effect on the Company's business, financial condition and results of operations.

     The ability of the Company to commercialize pharmaceutical products may depend in part on the extent to which reimbursement for the products will be available from government and health administration authorities, private health insurers and other third-party payors. Significant uncertainty exists as to the reimbursement status of newly approved health care products. Third-party payors, including Medicare, increasingly are challenging the price and cost effectiveness of medical products and services. Government and other third-party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new therapeutic products and by refusing in some cases to provide coverage for uses of approved products for disease indications for which the FDA has not granted labeling approval. There can be no assurance that any third-party insurance will cover use by patients of Procysteine or products developed by the Company or its strategic partners, if any, or that adequate third-party reimbursement will be available to enable the Company to maintain price levels sufficient to realize an appropriate return on its investment in product development. Failure to achieve sufficient price levels for its drugs could adversely affect the Company's business, financial condition and results of operations. In addition, if adequate coverage and reimbursement levels are not provided by government and other third-party payors for the Company's products, the market acceptance of these products may be reduced, which may have a material adverse effect on the Company's business, financial condition and results of operations.

     DEPENDENCE ON KEY PERSONNEL. The Company is highly dependent on the members of its management and scientific staff, the loss of one or more of whom could have a material adverse effect on the Company. The Company's employment agreements with each of its executive officers may be terminated by the employee upon short notice. The Company also depends on its scientific collaborators and advisors, all of whom have commitments that may limit their availability to the Company. In addition, the Company believes that its future success will depend in large part upon its ability to attract and retain highly skilled scientific, managerial and marketing personnel, particularly as the Company expands its activities in clinical trials, the regulatory approval process and sales and marketing. The Company faces significant competition for such personnel from other companies, research and academic institutions, government entities and other organizations. There can be no assurance that the Company will be successful in hiring or retaining the personnel it requires for continued growth. The failure to hire and retain such personnel could materially and adversely affect the Company's prospects.


     MANAGEMENT DISCRETION AS TO USE OF PROCEEDS. The Company expects to use approximately $8.0 million of the net proceeds of the Offering (in addition to the BI License Fee) to fund its Phase III

Clinical Trial. The Company will use the remaining net proceeds of the Offering for other research and development, preclinical and clinical programs, to acquire and/or license technology rights or compounds, and for other general corporate purposes. As such, the Company's management will retain broad discretion as to the allocation of a significant portion (approximately 67%) of the net proceeds of the Offering. As a result of such discretion, the Company's management could allocate the proceeds of the Offering to uses which the shareholders may not deem desirable. In addition, there can be no assurance that the proceeds can or will be invested to yield an acceptable return. See "Use of Proceeds."


     SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS. Sales of substantial amounts of Common Stock in the public market after the Offering, or the possibility of such sales occurring, could adversely affect prevailing market prices for the Common Stock or the future ability of the Company to raise capital through an offering of equity securities. Of the 6,334,885 shares outstanding after the Offering, the 2,455,000 shares of Common Stock offered hereby will be freely tradeable without restriction in the public market unless such shares are held by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), or are subject to lock-up agreements as described below. The remaining 3,879,885 shares of Common Stock are restricted securities under the Securities Act, and may be sold in the public market only if they are registered or if they qualify for exemption from registration under Rule 144 or Rule 701 under the Securities Act. Pursuant to "lock-up" agreements, certain of the Company's stockholders and all of its executive officers and directors, who collectively hold 3,765,801 of such restricted securities (excluding BI), have agreed not to offer, sell or otherwise dispose of any of their restricted securities for a period of 270 days from the date of this Prospectus (the "Lock-Up Period") without the prior written consent of EVEREN Securities, Inc. ("EVEREN Securities"). In addition, BI has agreed not to offer, sell or otherwise dispose of any shares of Common Stock acquired by BI (the "BI Shares") for a period of 360 days from the date of this Prospectus (the "BI Lock-Up Period") without the prior written consent of EVEREN Securities. The Company has also agreed that it will not offer, sell or otherwise dispose of Common Stock for a period of 270 days from the date of this Prospectus without the prior written consent of EVEREN Securities, other than pursuant to existing stock option plans or upon exercise of currently outstanding warrants. Upon termination of the Lock-Up Period, approximately 3,671,347 shares of the restricted securities will be available for immediate sale in the public market, subject to certain volume, manner of sale, and other limitations under Rule 144. Upon termination of the BI Lock-Up Period, the BI Shares issued in the Offering will be eligible for immediate sale in the public market without limitation. In addition, of the restricted securities not subject to lock-up agreements, approximately 74,741 shares will be eligible for sale without limitation under Rule 144(k) and 39,342 shares will be eligible for sale beginning 90 days after the date of this Prospectus, subject to certain volume, manner of sale and other limitations under Rule 144 and Rule 701. EVEREN Securities may, in its sole discretion and at any time without notice, release all or any portion of the shares subject to such lock-up agreements.

     After the Offering, holders of an aggregate of 3,771,801 shares of Common Stock will be entitled to certain rights with respect to the registration of such shares for resale under the Securities Act. In addition, the Company intends to file a Registration Statement on Form S-8 after the date of this Prospectus to register an aggregate of 362,152 shares of Common Stock reserved for issuance upon exercise of outstanding options and an aggregate of 375,965 shares of Common Stock reserved for issuance pursuant to future option grants under the Company's Amended and Restated 1994 Equity Incentive Plan. If such registrations cause a large number of shares to be registered and sold in the public market, such sales could have an adverse effect on the market price for the Company's Common Stock. See "Description of Capital Stock -- Registration Rights" and "Shares Eligible for Future Sale."

     CONTROL BY EXISTING STOCKHOLDERS. Following the Offering and the BI Equity Investment, the Company's directors, executive officers and principal stockholders and certain of their affiliates will beneficially own approximately
47.8 percent of the outstanding shares of Common Stock (45.3 percent if the Underwriters' over-allotment option is exercised in full). Accordingly, if acting in concert, they will have the ability to substantially influence the election of the Company's directors and other actions requiring stockholder approval. This concentration of ownership may have the effect of delaying or preventing a change of control of the Company.

     ABSENCE OF PRIOR TRADING MARKET; POTENTIAL VOLATILITY OF STOCK
PRICE. Prior to the Offering, there has been no public market for the Common Stock, and there can be no assurance that an active public market for the Common Stock will develop or be sustained after the Offering. The initial public offering price will be determined by negotiations between the Company and representatives of the Underwriters. The trading price of the Common Stock could be subject to wide fluctuations in response to quarterly variations in the Company's operating results, shortfalls in such operating results from levels forecast by securities analysts, announcements of technological innovations or new commercial products by the Company or its competitors, progress with clinical trials, government regulations, changes in third-party reimbursement, changes in the Company's relationships with BI or with future collaborative partners, public concern as to the safety and efficacy of drugs developed by the Company and its competitors and other events or factors. In addition, the stock market has, from time to time, experienced extreme price and volume fluctuations that have particularly affected the market prices for companies in the biotechnology and pharmaceutical industries and that have often been unrelated to the operating performance of the affected companies. Announcements of changes in reimbursement policies of third-party payors, regulatory developments, economic news and other external factors may have a significant impact on the market price of biotechnology and pharmaceutical stocks. Broad market fluctuations of this type may adversely affect the future market price of the Common Stock. See "Underwriting."

     ANTI-TAKEOVER PROVISIONS. Certain provisions of the Company's Restated Certificate of Incorporation and By-laws, as in effect upon the closing of the Offering, and Section 203 of the Delaware General Corporate Law may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of the Company, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices. In addition, these provisions may limit the ability of stockholders to approve transactions that they may deem to be in their best interests. The Restated Certificate of Incorporation provides, among other things, for a classified Board of Directors, and that members of the Board of Directors may be removed only for cause upon the affirmative vote of holders of at least two-thirds of the shares of capital stock of the Company entitled to vote. The Company's Board of Directors is also authorized to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences and privileges of those shares without further vote or action by the Company's stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any such shares of Preferred Stock that may be issued in the future. Any such Preferred Stock may have other rights, including economic rights senior to the Common Stock, and, as a result, the issuance thereof could have a material adverse effect on the market value of the Common Stock. Furthermore, the Company is subject to anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits the Company from engaging in a "business combination" with an "interested stockholder," unless the business combination is approved in a prescribed manner. See "Description of Capital Stock -- Delaware Anti-Takeover Law and Certain Charter and By-Law Provisions."


     SUBSTANTIAL DILUTION TO NEW INVESTORS. The initial public offering price per share of the Company's Common Stock will be substantially higher than the book value per share of Common Stock. Investors purchasing shares of Common Stock in the Offering will experience immediate and substantial dilution of $6.37 per share. To the extent outstanding options and warrants to purchase Common Stock are exercised, there will be a further dilution of $.12 per share to new investors. See "Dilution."


     ABSENCE OF DIVIDENDS. The Company has never declared or paid cash dividends on the Common Stock. The Company currently anticipates that it will retain all future earnings for use in the operation and growth of its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future. See "Dividend Policy."

                                USE OF PROCEEDS

     The net proceeds from the sale of the 2,455,000 shares of Common Stock offered hereby at an assumed initial public offering price of $11.00 per share are estimated to be $24.1 million ($27.9 million if the Underwriters' over-allotment option is exercised in full), after deducting estimated underwriting discounts and commissions and estimated expenses of the Offering.


     The Company will use up to $8.0 million of the net proceeds of the Offering, in addition to the BI License Fee, to fund additional costs associated with its Phase III Clinical Trial. The Company intends to use the balance of the net proceeds of the Offering for other research and development, including development of Procysteine i.v. for use in the prevention of ARDS and/or MOD, working capital and general corporate purposes. The Company may also use a portion of the net proceeds of the Offering to acquire and/or license technology rights or compounds, although the Company has no agreements or commitments for any such acquisitions. See "Risk Factors -- Need for Substantial Additional Funds."


     In March 1997, the Company received the upfront $5.0 million BI License Fee from BI in connection with the BI Agreement. In addition, BI has agreed to purchase $5.0 million of equity securities of the Company in a private placement. BI has expressed its intention to fulfill this obligation by purchasing $5.0 million of Common Stock in the Offering at the initial public offering price (454,545 shares of Common Stock assuming an initial public offering price of $11.00 per share). The Company has agreed with BI to use the aggregate $10.0 million in proceeds from BI only for the clinical development of Procysteine i.v. for use in the treatment of ARDS.


     The Company anticipates that the net proceeds from the Offering and the BI License Fee, including interest thereon together with the Company's existing funds, will be sufficient to fund its operating expenses and capital requirements as currently planned for at least the next 24 months. However, there can be no assurance that the Company's assumptions regarding future operating losses and operating expenses, including the cost of its Phase III Clinical Trial, will be accurate. If adequate funds are not available, the Company may be required to delay, scale back or eliminate certain of its product development programs, license to others rights to commercialize products or technologies that the Company would otherwise seek to develop and commercialize itself, or cease operations. See "Risk Factors -- Need for Substantial Additional Funds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


                                DIVIDEND POLICY

     The Company has never declared or paid cash dividends on the Common Stock. The Company currently anticipates that it will retain all future earnings for use in the operation and growth of its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future.

                                  CAPITALIZATION

     The following table sets forth as of March 31, 1997 (i) the actual capitalization of the Company; (ii) the pro forma capitalization of the Company as described in Note 1 below; and (iii) the pro forma capitalization of the Company as adjusted to reflect the transactions described in Note 2 below, including the issuance and sale of the 2,455,000 shares of Common Stock offered hereby at an assumed initial public offering price of $11.00 per share, after deducting estimated underwriting discounts and commissions and estimated expenses of the Offering and the receipt of the estimated net proceeds therefrom. See "Use of Proceeds" and "Description of Capital Stock." This table should be read in conjunction with the Company's Financial Statements and the Notes thereto included elsewhere in this Prospectus.



                                                                                      MARCH 31, 1997
                                                                       --------------------------------------------
                                                                                                       PRO FORMA
                                                                        ACTUAL      PRO FORMA(1)     AS ADJUSTED(2)
                                                                       --------     ------------     --------------
                                                                                      (IN THOUSANDS)
Redeemable preferred stock:
  Series A Redeemable Convertible Preferred Stock, $.01 par value;
    12,991,000 shares authorized; 9,916,330 shares issued and
    outstanding (actual); no shares authorized, issued and
    outstanding (pro forma and pro forma as adjusted)..............    $  9,140       $     --          $     --

  Series B Redeemable Convertible Preferred Stock, $.01 par value;
    3,000,000 shares authorized; 690,775 shares issued and
    outstanding (actual); no shares authorized, issued and
    outstanding (pro forma and pro forma as adjusted)..............       1,036             --                --

  Series C Redeemable Convertible Preferred Stock, $.01 par value;
    4,255,319 shares authorized, issued and outstanding (actual);
    no shares authorized, issued and outstanding (pro forma and pro
    forma as adjusted).............................................      10,000             --                --

  Nonconvertible Redeemable Preferred Stock, $.01 par value;
    1,039,000 shares authorized, issued and outstanding (actual and pro forma); no shares authorized, issued and outstanding (pro
    forma as adjusted).............................................         891            891                --

Stockholders' equity (deficit):
  Common Stock, $.01 par value; 25,000,000 shares authorized,
    789,883 shares issued and outstanding (actual); 25,000,000 authorized, 3,785,430 shares issued and outstanding (pro
    forma); 25,000,000 shares authorized, 6,334,885 shares issued
    and outstanding (pro forma as adjusted)(4).....................           8             38                63

  Preferred Stock, $.01 par value; no shares authorized (actual and pro forma); 5,000,000 shares authorized, no shares issued and
    outstanding (pro forma as adjusted)............................          --             --                --

  Additional paid-in capital.......................................       1,640         21,786            46,915

  Deferred compensation(5).........................................        (912)          (912)             (912)

  Accretion of Nonconvertible Redeemable Preferred Stock...........         (30)           (30)               --

  Deficit accumulated during the development stage.................     (16,166)       (16,166)          (16,344)
                                                                       --------       --------          --------
    Total stockholders' equity (deficit)...........................     (15,460)         4,716            29,722
                                                                       --------       --------          --------
      Total capitalization.........................................    $  5,607       $  5,607          $ 29,722
                                                                       ========       ========          ========

---------------

(1) Presented on a pro forma basis to give effect to (i) the automatic conversion of all of the outstanding shares of Series A, Series B and Series C Convertible Preferred Stock upon the closing of the Offering into an aggregate of 2,995,547 shares of Common Stock (assuming an initial public offering price of $11.00 per share). See "Certain Transactions" and "Description of Capital Stock."

(2) As adjusted to give effect to (i) the sale of 2,455,000 shares of Common Stock offered hereby, at an assumed initial public offering price of $11.00 per share (after deducting estimated underwriting discounts and commissions and estimated expenses of the Offering) and the receipt of the estimated net proceeds therefrom; and (ii) the issuance, upon the closing of the Offering, of an aggregate of $1,039,000 of Common Stock at the initial public offering price in exchange for all of the Company's outstanding Nonconvertible Redeemable Preferred Stock (94,455 shares of Common Stock assuming an initial public offering price of $11.00 per share). See "Use of Proceeds" and "Certain Transactions."

(4) Excludes (i) 362,152 shares of Common Stock issuable upon exercise of outstanding options as of March 31, 1997 at a weighted average exercise price of $1.20 per share; (ii) 375,965 additional shares of Common Stock reserved for future grants of options or awards under the Company's Amended and Restated 1994 Equity Incentive Plan as of March 31, 1997; (iii) 5,000 shares of Common Stock reserved for issuance upon exercise of a warrant outstanding as of March 31, 1997 at an exercise price of $5.00 per share; and (iv) $519,500 of Common Stock reserved for issuance upon the exercise of warrants to purchase such stock at the initial public offering price (47,227 shares of Common Stock assuming an initial public offering price of $11.00 per share). See "Management -- Amended and Restated 1994 Equity Incentive Plan," "Certain Transactions" and "Description of Capital Stock."

(5) See Note 7 of Notes to the Financial Statements for information concerning the computation of deferred compensation.

                                    DILUTION


     The pro forma net tangible book value of the Company as of March 31, 1997 was $3.5 million or $.93 per share. Pro forma net tangible book value per share is equal to the Company's pro forma net tangible assets (pro forma tangible assets less pro forma total liabilities), divided by the pro forma number of shares of Common Stock outstanding on March 31, 1997, assuming the automatic conversion of all of the outstanding shares of Series A, Series B and Series C Convertible Preferred Stock upon the closing of the Offering into an aggregate of 2,995,547 shares of Common Stock (assuming an initial public offering price of $11.00 per share). Without taking into account any other changes in pro forma net tangible book value other than to give effect to (i) the sale of the 2,455,000 shares of Common Stock in the Offering (at an assumed initial public offering price of $11.00 per share) and the receipt of the estimated net proceeds therefrom, and (ii) the issuance, upon the closing of the Offering, of an aggregate of $1,039,000 of Common Stock at the initial public offering price in exchange for all of the Company's outstanding Nonconvertible Redeemable Preferred Stock (94,455 shares of Common Stock assuming an initial public offering price of $11.00 per share), the pro forma net tangible book value of the Company as of March 31, 1997 would have been approximately $29.3 million or $4.63 per share. This represents an immediate increase in pro forma net tangible book value of $3.70 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $6.37 per share to new investors. The following table sets forth the per share dilution to new investors in the
Offering:



     Assumed initial public offering price per share...................            $11.00
       Pro forma net tangible book value per share as of March 31,
          1997 ........................................................  $ .93
       Increase per share attributable to new investors................   3.70
                                                                         -----
     Pro forma net tangible book value per share after the Offering....              4.63
                                                                                   ------
     Dilution per share to new investors...............................            $ 6.37
                                                                                   ======


     The following table sets forth, on a pro forma basis as of March 31, 1997, the differences between existing stockholders and new investors with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price paid per share (at an assumed initial public offering price of $11.00 per share and before deducting estimated underwriting discounts and commissions and estimated expenses of the Offering):

                                         SHARES PURCHASED          TOTAL CONSIDERATION        AVERAGE
                                       ---------------------     -----------------------     PRICE PER
                                        NUMBER       PERCENT       AMOUNT        PERCENT       SHARE
                                       ---------     -------     -----------     -------     ---------
     Existing stockholders...........  3,879,885        61%      $13,287,000        33%       $  3.42
     New investors...................  2,455,000        39        27,005,000        67          11.00
                                       ---------       ---       -----------       ---
          Total......................  6,334,885       100%      $40,292,000       100%
                                       =========       ===       ===========       ===


     The foregoing tables assume no exercise of any outstanding stock options or warrants subsequent to March 31, 1997. As of March 31, 1997, there were (i) 362,152 shares of Common Stock issuable upon exercise of outstanding options at a weighted average exercise price of $1.20 per share; (ii) 5,000 shares of Common Stock reserved for issuance upon the exercise of a warrant at an exercise price of $5.00 per share; and (iii) $519,500 of Common Stock reserved for issuance upon the exercise of warrants to purchase such stock at the initial public offering price (47,227 shares of Common Stock assuming an initial public offering price of $11.00 per share). To the extent that these options or warrants are exercised, there will be a further dilution of $.12 per share to new investors. See "Management -- Amended and Restated 1994 Equity Incentive Plan," "Certain Transactions" and "Description of Capital Stock." In addition, if the initial public offering price is less than $11.00 per share, additional shares of Common Stock will be issued upon the exchange of shares of Nonconvertible Redeemable Preferred Stock for shares of Common Stock at the initial public offering price, the exercise of outstanding warrants to purchase shares of Common Stock at the initial public offering price and the conversion of shares of Series C Convertible Preferred Stock at the closing of the Offering, resulting in further dilution to new investors. See "Certain Transactions" and "Description of Capital Stock -- Series Convertible Preferred Stock."

                            SELECTED FINANCIAL DATA

     The following selected financial data are derived from the audited and unaudited financial statements of Transcend Therapeutics, Inc. The data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and related Notes thereto, and other financial information included elsewhere herein.

                                                                                                        THREE MONTHS ENDED
                                                                  YEAR ENDED DECEMBER 31,                   MARCH 31,
                                                        -------------------------------------------     ------------------
                                                         1993       1994        1995         1996        1996        1997
                                                        ------     -------     -------     --------     -------     ------

                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenue.............................................  $6,095(1)  $    --     $    --     $     --     $    --     $5,000(2)
  Operating expenses:
    Research and development..........................   4,498       2,627       2,739        1,968         479        501
    General administration............................   1,626       1,115       1,645        1,834         395        971
                                                        ------     -------     -------      -------     -------     ------
      Total operating expenses........................   6,124       3,742       4,384        3,802         874      1,472
                                                        ------     -------     -------      -------     -------     ------
  Income (loss) from operations.......................     (29)     (3,742)     (4,384)      (3,802)       (874)     3,528
  Other income (expense)..............................      --         139         (66)        (325)       (138)        25
                                                        ------     -------     -------      -------     -------     ------
  Net income (loss)...................................     (29)     (3,603)     (4,450)      (4,127)     (1,012)     3,553
  Accretion of Nonconvertible Redeemable Preferred
    Stock.............................................      --      (1,111)     (1,481)      (5,080)(3)    (370)       (30)
                                                        ------     -------     -------      -------     -------     ------
  Net income (loss) to common stockholders............  $  (29)    $(4,714)    $(5,931)    $ (9,207)    $(1,382)    $3,523
                                                        ======     =======     =======      =======     =======     ======
  Pro forma net income (loss) per common share(4).....                                     $  (2.31)                $  .88
                                                                                            =======                 ======
  Pro forma weighted average common shares
    outstanding(4)....................................                                        3,981                  3,981
                                                                                            =======                 ======



                                                                                                  MARCH 31, 1997
                                                                                        ----------------------------------
                                                    DECEMBER 31,                                                   PRO
                                      ----------------------------------------                       PRO        FORMA AS
                                       1993      1994       1995        1996            ACTUAL     FORMA(5)    ADJUSTED(6)
                                      ------    -------    -------    --------          -------  ------------  -----------
                                                                         (IN THOUSANDS)
BALANCE SHEET DATA:
  Restricted cash(7)................                                                    $ 4,350    $  4,350     $   9,350
  Unrestricted cash and cash
    equivalents.....................  $   66    $ 3,461    $ 1,276    $    640            1,146       1,146        20,593
  Working capital (deficit).........     (63)     3,136        733          96            4,354       4,354        29,302
  Total assets......................     107      4,257      1,866       1,566            6,797       6,797        30,411
  Senior secured convertible
    notes...........................      --         --      2,000          --               --          --            --
  Redeemable preferred stock........      --      8,100      9,581      20,176              891(8)        891          --
  Deficit accumulated during the
    development stage...............     (28)    (3,631)    (8,081)    (19,719)         (16,166)    (16,166)      (16,344)
  Total stockholders' equity
    (deficit).......................     (28)    (4,368)   (10,297)    (19,235)         (15,460)      4,716        29,722


---------------

(1) Reflects a one-time contract research fee of $6,095,000 for various research and development services. See Note 2 of Notes to Financial Statements.

(2) Reflects a one-time license fee of $5.0 million received in connection with the signing of the BI Agreement. See "Business -- Boehringer Ingelheim."

(3) Includes approximately $4.0 million of additional accretion relating to the exchange of the Series C Convertible Preferred Stock in September 1996. See "Certain Transactions."
(4) See Note 2 of Notes to Financial Statements for information concerning the computation of pro forma net loss per common share.

(5) Presented on a pro forma basis to give effect to the automatic conversion of all of the outstanding shares of Series A, Series B and Series C Convertible Preferred Stock upon the closing of the Offering into an aggregate of 2,995,547 shares of Common Stock (assuming an initial public offering price of $11.00). See "Certain Transactions" and "Description of Capital Stock -- Series Convertible Preferred Stock."

(6) As adjusted to give effect to (i) the sale of 2,455,000 shares of Common Stock offered hereby, at an assumed initial public offering price of $11.00 per share (after deducting estimated underwriting discounts and commissions and estimated expenses of the Offering) and the receipt of the estimated net proceeds therefrom and (ii) the issuance, upon the closing of the Offering, of an aggregate of $1,039,000 of Common Stock at the initial public offering price in exchange for all of the Company's outstanding Nonconvertible Redeemable Preferred Stock (94,455 shares of Common Stock assuming an initial public offering price of $11.00 per share). See "Use of Proceeds," "Capitalization", "Certain Transactions" and "Description of Capital Stock."

(7) Actual and Pro Forma restricted cash consist of the balance of the $5 million license fee received in March 1997 in connection with the signing of the BI Agreement and Pro Forma As Adjusted consists of the balance of the $5 million license fee and gives effect to BI's expressed intention to purchase $5 million of Common Stock in the Offering at the initial public offering price. Under the BI Agreement, the license fee and the proceeds from such purchase are required to be used for the Company's ARDS clinical trial.


(8) Includes all issued and outstanding shares of Series A, Series B and Series C Convertible Preferred Stock and Nonconvertible Redeemable Preferred Stock. See "Capitalization," "Certain Transactions" and "Description of Capital Stock."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of the results of operations and financial condition of the Company should be read in conjunction with the Financial Statements and Notes thereto included elsewhere in this Prospectus.

OVERVIEW

     The Company develops novel pharmaceuticals for the critical care market, with its initial compounds focusing on the treatment of diseases associated with oxidative stress and resulting tissue damage. Since inception, the Company has devoted substantially all of its resources to the development of Procysteine and related compounds. The Company has generated no revenue from product sales and has been dependent upon funding from external financing, contract research and interest income. In March 1997, BI made an upfront license fee payment to the Company of $5.0 million. In addition, BI has agreed to purchase $5.0 million of equity securities of the Company in a private placement. BI has expressed its intention to fulfill this obligation by purchasing $5.0 million of Common Stock in the Offering at the initial public offering price (454,545 shares of Common Stock assuming an initial public offering price of $11.00 per share).


     The Company has accumulated net losses of $16.2 million through March 31, 1997. Losses have resulted principally from costs incurred for clinical and product development and from general and administrative expenses. The Company expects to incur additional operating losses over at least the next several years, and expects such losses to increase as the Company advances its clinical development programs. The Company's ability to achieve profitability is dependent on its ability to successfully complete development of, and obtain regulatory approval for, its planned products, enter into agreements for commercialization of such products and successfully market such products, as to which there can be no assurance. See "Risk Factors -- History of Losses; Uncertainty of Future Profitability."


RESULTS OF OPERATIONS

  THREE MONTHS ENDED MARCH 31, 1997 AND 1996


     The Company earned revenues of $5.0 million consisting of a non-refundable, non-creditable licensing fee received under the BI Agreement in the three-month period ended March 31, 1997 and no revenues in the three-month period ended March 31, 1996.


     The Company's total operating expenses for the three months ended March 31, 1997 and 1996 were $1.5 million and $1.0 million, respectively. Research and development expenses for each of the three-month periods ended March 31, 1997 and 1996 were approximately $500,000. General and administrative expenses for the three-month periods ended March 31, 1997 and 1996 were approximately $970,000 and $400,000, respectively. General and administrative expenses increased for the three months ended March 31, 1997 due to higher compensation expenses and professional fees related to the BI Agreement, which was signed in February 1997.

     Other income (expense) for the three-month periods ended March 31, 1997 and 1996 consists of income and interest expense. Interest income for the three-month periods ended March 31, 1997 and 1996 was $25,000 and $12,000, respectively. The increase in interest income was due primarily to high cash balances. The Company incurred interest expense of $150,000 in the three-month period ended March 31, 1996 on outstanding senior secured convertible term notes, payable in shares of Series A and Series B Convertible Preferred Stock. There were no senior secured convertible notes outstanding in the three months ended March 31, 1997.


     The Company earned a net profit of $3.6 million for the three months ended March 31, 1997, as compared to a net loss of $1.0 million for the three months ended March 31, 1996.

  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

     The Company earned no revenue in 1996, 1995 and 1994.

     The Company's total operating expenses for the years ended December 31, 1996, 1995 and 1994 were $3.8 million, $4.4 million and $3.7 million, respectively. Research and development expenses for the years ended December 31, 1996, 1995 and 1994 were $2.0 million, $2.7 million and $2.6 million, respectively. Research and development expenses decreased in 1996 from 1995 due to completion of the Phase II clinical program in ARDS in June 1996, reduced clinical costs for oral Procysteine, and reduced assay, formulation, development and clinical material costs. Research and development expenses increased in 1995 from 1994 due to higher clinical development expenditures for the ARDS and MOD programs. General and administrative expenses for the years ended December 31, 1996, 1995 and 1994 were $1.8 million, $1.6 million and $1.1 million, respectively. General and administrative expenses increased in 1996 from 1995 due primarily to increased business development expenses. General and administrative expenses increased in 1995 from 1994 due primarily to increased administrative personnel and recruitment costs and higher rent and office expenses.

     Other income (expense) for the years ended December 31, 1996, 1995 and 1994 comprises interest income and interest expense. Interest income for the years ended December 31, 1996, 1995 and 1994 were $30,000, $111,000 and $139,000, respectively. Interest income decreased in 1996 and 1995 as compared to 1994 primarily due to reduced cash balances available for investment. The Company incurred interest expense, payable in shares of Series A and Series B Convertible Preferred Stock, for the years ended December 31, 1996 and 1995, of $355,000 and $178,000, respectively, related to the Company's senior secured convertible notes. There were no senior secured convertible notes outstanding in the year ended December 31, 1994.

     Net loss for the years ended December 31, 1996, 1995 and 1994 were $4.1 million, $4.5 million and $3.6 million, respectively.

     No income tax provision or benefit has been provided for federal income tax purposes as the Company has incurred losses since inception. As of December 31, 1996, the Company had deferred tax assets of $5.5 million. Because of uncertainties surrounding the realization of these favorable tax attributes in future tax periods, all of the net deferred tax assets have been fully offset by a valuation allowance. As of December 31, 1996, the Company had total net operating loss carryforwards of $11.9 million and federal and state tax credits of approximately $775,000, both of which expire on dates through 2011. The Company's ability to utilize the net operating loss carryforwards in future years may be limited in some circumstances, including significant changes in ownership interests, due to certain provisions of the Internal Revenue Code of 1986, as amended. See Note 5 to Notes to Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

     Since its inception, the Company has financed its operations primarily with $13.6 million from the private sale of equity securities and convertible notes, $6.1 million in contract research payments, and $280,000 in interest income. In April 1994, the Company sold an aggregate of 6,500,000 shares of Series A Convertible Preferred Stock resulting in proceeds to the Company of $6.5 million. In September 1995, the Company sold $2.0 million in aggregate principal amount of senior secured convertible notes due 1997 (the "Series A Notes"). Interest on the Series A Notes was payable in the form of, and the Series A Notes were convertible into, shares of the Company's Series A Convertible Preferred Stock. In January 1996, the Company sold an aggregate of 130,000 shares of Series A Convertible Preferred Stock resulting in proceeds of $130,000 to the Company. In May 1996, the Company issued an aggregate of $1.0 million in aggregate principal amount of senior secured convertible notes due 1997 (the "Series B Notes"). Interest on the Series B Notes was payable in the form of, and the Series B Notes were convertible into, shares of the Company's Series B Convertible Preferred Stock.

     In April 1994, the Company acquired rights to the Covered Technology from Clintec and Cornell in exchange for 715,026 shares of Common Stock and 9,000 shares of Nonconvertible Redeemable Preferred Stock issued to Clintec and 35,025 shares of Common Stock (of which 7,025 shares of Common Stock were subsequently returned to the Company) issued to Cornell. See "Certain Transactions."

     In September 1996, the Company sold an aggregate of 851,604 shares of Series C Convertible Preferred Stock to certain investors of the Company (at a price of $11.75 per share on a Common Stock equivalent basis) (the "September 1996 Financing"). In addition, in September 1996, the Company entered into an agreement to issue 3,404,255 shares of Series C Convertible Preferred Stock in exchange for all of its then outstanding shares of Nonconvertible Redeemable Preferred Stock (the "Nonconvertible Preferred Stock Exchange"). See "Certain Transactions."

     Upon the closing of the September 1996 Financing, (i) the Series A Notes, including interest thereon, were converted into an aggregate of 2,098,631 shares of Series A Convertible Preferred Stock and the Series B Notes, including interest thereon, were converted into an aggregate of 690,775 shares of Series B Convertible Preferred Stock; and (ii) Series A Convertible Preferred Stock warrants (the "Series A Warrants") were exercised pursuant to a net exercise provision resulting in the issuance of an aggregate of 789,894 shares of Series A Convertible Preferred Stock. See "Certain Transactions."

     In February 1997, the Company entered into a development and license agreement with BI, pursuant to which BI paid the Company an upfront license fee of $5.0 million in March 1997. In addition, BI has agreed to purchase $5.0 million of equity securities of the Company in a private placement. BI has expressed its intention to fulfill this obligation by purchasing $5.0 million of Common Stock in the Offering at the initial public offering price. The Company has agreed with BI to use the aggregate $10.0 million in proceeds from the BI License Fee and the BI Equity Investment solely for the development of Procysteine i.v. for use in the treatment of ARDS.

     In March 1997, the Company sold an aggregate of 1,039,000 shares of Nonconvertible Redeemable Preferred Stock and warrants to purchase $346,300 of Common Stock, exercisable at the initial public offering price (31,482 shares of Common Stock assuming an initial public offering price of $11.00 per share), resulting in proceeds to the Company of approximately $1.0 million. In May 1997, the Company agreed to issue additional warrants to the holders of its Nonconvertible Redeemable Preferred Stock to purchase $173,200 of Common Stock, exercisable at the initial public offering price (15,745 shares of Common Stock assuming an initial public offering price of $11.00 per share), and the holders of such stock agreed to exchange their shares of Nonconvertible Redeemable Preferred Stock for an aggregate of $1,039,000 of Common Stock upon the closing of the Offering at the initial public offering price (94,455 shares of Common Stock assuming an initial public offering price of $11.00 per share).


     The Company expects negative cash flows from operations to continue and to increase for the foreseeable future. The Company anticipates that the net proceeds from the Offering and the BI License Fee, including interest thereon, together with the Company's existing funds, will be sufficient to fund its operating expenses and capital requirements as currently planned for at least the next 24 months. However, there can be no assurance that the Company's assumptions regarding future operating losses and operating expenses will be accurate. The Company's actual working capital needs and funding requirements will depend upon numerous factors, including the progress of the external research and development programs being supported by the Company, the magnitude and scope of these activities, the timing, costs and results of preclinical and clinical testing, including the Phase III Clinical Trial, the timing and costs of obtaining regulatory approvals, the level of resources that the Company commits to the development of manufacturing, marketing and sales capabilities, if any, whether BI elects to participate in and co-fund the development of the Company's MOD program, the ability of the Company to establish new and maintain existing collaborative arrangements with BI and other companies to provide funding to the Company, the costs of any acquisitions and/or licensing of technology rights, products or businesses, the technological advances and activities of competitors, the costs involved in preparing, filing, prosecuting, maintaining, enforcing and defending patent claims and other intellectual property rights, developments related to regulatory and reimbursement matters and other factors. The Company intends to seek additional funding through corporate collaborations. There can be no assurance that the Company will be able to negotiate such agreements on acceptable terms, or at all. The Company will also seek additional funding through public or private financings. If additional funds are raised by issuing equity securities, further dilution to stockholders will result. Debt financing, if available, may involve restrictive covenants. If adequate funds are not available, the Company may be required to delay, scale back or eliminate certain of its product development programs, to license to others rights to commercialize products or technologies that the Company would otherwise seek to develop and commercialize itself or cease operations. See "Risk Factors -- Need for Substantial Additional Funds" and "Use of Proceeds."

REVENUE RECOGNITION AND FUNDED RESEARCH


     Revenues from the nonrefundable $5.0 million BI license fee payment were recognized as license revenues upon execution of the BI Agreement. Non-refundable fees, collection of which is subject to the achievement of clinical development and regulatory milestones, will be recorded when such milestones are attained.

                                    BUSINESS


     The Company develops novel pharmaceuticals for the critical care market, with its initial compounds focusing on the treatment of diseases associated with oxidative stress and resultant tissue damage. The Company's lead product candidate, Procysteine, an intracellular glutathione-repleting agent, has been evaluated in two Phase II clinical trials involving patients with ARDS. In the second quarter of 1997, the Company began its Phase III Clinical Trial to determine the safety and efficacy of Procysteine for the treatment of ARDS. The Company has also conducted Phase I/II clinical trials with Procysteine to determine its potential application for the treatment of ALS and ASCVD.


     In February 1997, the Company and BI entered into a collaboration for the worldwide development and marketing of Procysteine i.v. for the treatment and prevention of ARDS and MOD. Under the BI Agreement, the Company granted BI an exclusive worldwide license to use and sell Procysteine i.v. for all pharmaceutical applications. The Company has principal responsibility for, and will bear all expenses related to, clinical development of Procysteine i.v. for use in the treatment of ARDS. The Company has also granted BI the right, at its election, to participate in the development of and to commercialize Procysteine i.v. worldwide for the treatment and prevention of MOD. The Company has retained the right, exercisable prior to the filing of an NDA for Procysteine i.v. for ARDS, to participate in the sales and marketing of Procysteine i.v. in the United States, through the Company's establishment of a small specialist sales force at its expense. If the Company exercises its option, the Company will receive a royalty which consists of a fixed component based on net sales of Procysteine i.v. in the United States plus a variable component based on BI's net profits from the sale of Procysteine i.v. in the United States. The Company is responsible for manufacturing and supplying BI with Procysteine i.v. for clinical trials and commercial purposes. Pursuant to the BI Agreement, BI paid the Company an upfront license fee of $5.0 million and has agreed to purchase $5.0 million of equity securities of the Company in a private placement. BI has expressed its intention to fulfill this obligation by purchasing $5.0 million of Common Stock in the Offering at the initial public offering price (454,545 shares of Common Stock assuming an initial public offering price of $11.00 per share). BI has also agreed to make additional payments to the Company, which could total up to $36.0 million, upon the achievement of clinical development and regulatory milestones relating to ARDS and, if BI exercises its participation rights, to MOD. More than half of the milestone payments are payable only with respect to MOD-related development. In addition, BI will pay the Company royalties (and, if applicable, co-promotion payments in the United States) on any sales of Procysteine i.v.

BUSINESS STRATEGY

     Transcend's strategy is to develop and commercialize novel pharmaceuticals for the critical care market, with its initial compounds focusing on the treatment of diseases associated with oxidative stress and resultant tissue damage. The Company's strategy involves the following key elements:

     Exploit Glutathione Repletion Methodologies. The Company is currently concentrating on the preclinical and clinical development of the glutathione-repleting compounds in its portfolio. Transcend's priority is advancing the clinical program for Procysteine for the treatment of ARDS.

     Leverage Development Expertise. Transcend's management and scientific personnel have considerable experience in the development of novel pharmaceutical products. The Company uses this expertise to manage the development of its products through external resources, such as contract research organizations and contract manufacturers. The Company believes that the continued focus on development expertise will allow it to benefit from the commercialization of products without requiring a substantial investment in costly infrastructure.

     Commercialize Products through Collaborations. The Company intends to enter into strategic alliances and licensing arrangements with corporate partners in order to accelerate the development and commercialization of its product candidates. Specifically, the Company plans to establish alliances with pharmaceutical companies to complete clinical trials, prepare regulatory submissions and market and sell the Company's products. Consistent with its strategy, the Company has formed an alliance with BI for the worldwide development and marketing of Procysteine i.v. As in its alliance with BI, the Company intends to retain strategically important development, manufacturing, marketing or co-promotion rights in order to enhance its product development opportunities.

     Enhance Product Pipeline. The Company plans to build a product pipeline, with a particular therapeutic focus on critical care, through the licensing or acquisition of compounds from academic laboratories and research institutions, such as the compounds it has acquired from Cornell. In pursuing this strategy, the Company may also acquire and/or license complementary technology rights or other businesses. Transcend believes its scientific and development expertise provides the Company with an ability to recognize opportunities for commercial development at an early stage.

BACKGROUND ON OXIDATIVE TISSUE DAMAGE

     While oxygen is vital to life, it can also be extremely toxic. As a by-product of normal metabolism, the body produces small amounts of highly reactive, toxic molecules called reactive oxygen species ("ROS"). In addition, larger quantities of ROS are produced by activation of neutrophils, a type of white blood cell, as part of the body's immune response against infection. Although ROS help kill infectious organisms, the excessive production of ROS, as part of the inflammatory response to infection, can also cause oxidative tissue damage. In some conditions associated with massive acute inflammation, such as severe infection, multiple trauma and extensive burns, activation of neutrophils may produce such large quantities of ROS that severe tissue damage in organs occurs, leading to organ dysfunction and in many cases death. In addition, oxidative tissue damage is believed to play a causative role in a number of chronic conditions, such as ALS, ASCVD and hemolytic anemias.

     The body employs a number of systems to neutralize or inactivate ROS by converting them into water and other harmless substances. One of the body's principal means for protecting cells from oxidative tissue damage is the molecule glutathione, a small peptide found in high concentrations throughout the body. Glutathione is produced inside cells from three amino acids, L-cysteine, L-glutamic acid and glycine, and functions as one of the primary non-enzymatic, ROS-neutralizing compounds made in the body. Other means for neutralizing ROS include enzymes, such as superoxide dismutase and catalase, which are produced in the body and are supplemented by ingested vitamins. Most enzymatic systems can neutralize only certain types of ROS and cannot be restored rapidly within cells after depletion. The Company believes that intracellular glutathione repletion may be a more effective method for neutralizing ROS than other systems because glutathione can be rapidly constituted and can neutralize all types of ROS.

     A number of published studies have indicated decreased levels of glutathione in conditions where excessive production of ROS has caused severe tissue damage. In severe inflammatory conditions, the body's production of ROS increases and exceeds the capacity of glutathione and other antioxidant systems to combat oxidative stress, resulting in tissue damage.

     Ideally, direct replacement of glutathione within cells would reduce or eliminate additional oxidative tissue damage. However, direct administration of glutathione does not offer intracellular protection against oxidative damage, because the physico-chemical properties of glutathione inhibit its passage through cell membranes. Of the three amino acids which comprise glutathione, it is the lack of availability of cysteine that limits glutathione synthesis. Increasing available intracellular levels of cysteine to facilitate the production of glutathione may, therefore, be a viable therapeutic approach. However, direct administration of cysteine is not practical because it may be toxic when present outside of cells at the concentrations required to achieve a therapeutic effect.

PRODUCT DEVELOPMENT PROGRAMS

     Transcend is developing small molecule, intracellular glutathione-repleting agents designed to limit or prevent oxidative tissue damage. Procysteine, the Company's first product candidate, is a delivery system for the introduction of the amino acid cysteine into cells. Procysteine readily enters cells, where it is converted into cysteine that is then available for glutathione synthesis.

     The Company has developed intravenous and oral formulations of Procysteine. The ability of Procysteine to increase glutathione levels when given orally or intravenously has been documented in published preclinical and clinical studies. In its clinical trials, Transcend is evaluating the use of this approach to treat or prevent conditions where oxidative stress results in tissue damage. To date, the safety profile and pharmacokinetics of Procysteine administered intravenously or orally have been characterized in over 265 subjects in clinical trials sponsored by Transcend. The observed serious adverse events in these trials were consistent with the underlying diseases and the Company believes that none of these adverse events were drug related. See "Business -- Procysteine - Intravenous Formulation -- Acute Respiratory Distress Syndrome -- Clinical Program."


     The primary focus of the Company's product development program is to complete its Phase III Clinical Trial of Procysteine i.v. for the treatment of ARDS. Depending on the progress and results of the ARDS program, the Company intends to pursue the development of Procysteine for the prevention of ARDS and/or MOD. The Company also intends to conduct a further examination of the results of the Phase I/Phase II clinical trials of oral Procysteine for the treatment of ALS and ASCVD in order to determine the advisability of conducting further Phase II clinical trials as well as to conduct additional early stage preclinical research for the TR-500 compounds in its portfolio. The Company's product development programs are described in the table below.


---------------------------------------------------------------------------------------------------------
 PRODUCT CANDIDATE      INDICATION                       STATUS(1)              MARKETING RIGHTS
---------------------------------------------------------------------------------------------------------
 Procysteine i.v.       Treatment of Acute               Phase III              Boehringer Ingelheim(2)
                        Respiratory Distress Syndrome
                        Prevention of Acute              Phase II(3)
                        Respiratory Distress Syndrome
                        and/or Multiple Organ
                        Dysfunction
---------------------------------------------------------------------------------------------------------
 Procysteine (oral)     Amyotrophic Lateral Sclerosis    Phase I/II             Transcend Therapeutics
                        Atherosclerotic Cardiovascular   Phase I/II
                        Disease
---------------------------------------------------------------------------------------------------------
 TR-571                 Hemolytic Anemias                Preclinical Research   Transcend Therapeutics
---------------------------------------------------------------------------------------------------------
 TR-520                 Acute Renal Failure              Preclinical Research   Transcend Therapeutics
---------------------------------------------------------------------------------------------------------

---------------

(1) "Preclinical research" includes in vitro studies of product candidates and evaluation in animals. "Phase I/II" refers to clinical trials in which the compound is tested in a limited patient population for safety, pharmacokinetics and preliminary indications of biological activity in patients with the targeted disease. "Phase II" refers to clinical trials in which the compound is tested in a limited patient population to assess the efficacy of the drug for a specific indication and to gather additional evidence relating to safety and potential adverse effects. "Phase III" refers to large-scale comparative clinical trials in which the compound is tested in a wider patient population to obtain evidence of levels of safety and efficacy required by the FDA and other regulatory authorities.

(2) The Company has retained the right to co-promote Procysteine i.v. in the United States.

(3) Phase II trial data regarding the application of Procysteine for the prevention of MOD was obtained from the Company's first Phase II ARDS trial. Additional trials will be required in order to complete a Phase II program for the prevention of ARDS and/or MOD. See "Business -- Procysteine - Intravenous Formulation -- Multiple Organ Dysfunction."

  PROCYSTEINE - INTRAVENOUS FORMULATION

     Treatment of Acute Respiratory Distress Syndrome

     ARDS, a disorder characterized by severe lung dysfunction, is a devastating complication of conditions associated with massive acute inflammation, such as severe infection, multiple traumatic injury and extensive burns. The disorder affects an estimated 150,000 patients in the United States annually, with a mortality rate of approximately 40 percent. ARDS is often associated with dysfunction of other organs such as the kidneys, liver and heart.

     There are currently no commercially available drug treatments for ARDS. Treatment for patients suffering from ARDS is administered in a hospital intensive care unit and is generally limited to supportive care, consisting of highly invasive mechanical ventilation. Mechanical ventilation involves forcing air containing high concentrations of oxygen into the lungs through an endotracheal tube inserted through a patient's nose or mouth. Patients must be sedated because this process usually causes extreme discomfort. Patients requiring mechanical ventilation for more than two weeks generally require surgical insertion of a tracheostomy tube to avoid complications of prolonged nasotracheal or orotracheal intubation. As long as the patient is on mechanical ventilation, there is an increased risk of serious complications, including hospital-acquired infection with drug resistant organisms.

     ROS play a central role in ARDS. In connection with the onset of ARDS, neutrophils activate and adhere to the surface of pulmonary capillaries. These neutrophils then release ROS and protease enzymes which cause the damage to lung tissue. Glutathione, which is normally present in lung cells and in lung fluid in high concentrations, neutralizes or inactivates these ROS and limits oxidative damage. Anti-protease enzymes are present in the lung under normal conditions and protect the lung against damage. The protective effect of anti-proteases is lost in the presence of excessive ROS. Preclinical studies indicate that glutathione may prevent further lung damage indirectly, by blocking ROS inhibition. The clinical result of excess ROS in the lungs is a swelling of the normally thin walls lining the air spaces that impedes the movement of oxygen from the air spaces into the bloodstream. Patients with ARDS require supplemental oxygen and mechanical ventilation in order to maintain sufficient oxygen for the body's tissues, but the oxygen rich air provided by the ventilator has the potential to exacerbate oxidative tissue damage.

     The Company believes that increasing glutathione levels by administering Procysteine may prevent additional ROS damage and speed recovery of lung function, thereby reducing the need for mechanical ventilation. Because of multiple complications associated with prolonged mechanical ventilation, the Company also believes that reduced time on the ventilator is a clinically important goal in the treatment of ARDS patients and will also likely reduce the cost of treating these patients.

     Clinical Development. Transcend has sponsored two randomized, double-blind placebo-controlled Phase II trials of Procysteine which have indicated potential efficacy in the treatment of patients with ARDS. An objective of the first Phase II trial was to assess the effect of Procysteine on patients with ARDS. Of the ARDS patients studied, 17 received 189 mg/kg/day (milligrams of drug/kilogram of body weight/day) of Procysteine for up to ten days, and 15 received a placebo. The study results provided evidence that Procysteine-treated patients gained independence from mechanical ventilation a median of five days earlier than did placebo-treated patients, which was a statistically significant difference.

     The objective of the second Phase II trial was to assess the effect of Procysteine on blood glutathione levels. This study was conducted in 25 patients with sepsis syndrome and organ dysfunction, 23 of whom suffered from pulmonary dysfunction (either acute lung injury or ARDS). Of the 25 patients, 19 received 200 mg/kg/day of Procysteine for up to 21 days and six patients received a placebo. Prior to administration of Procysteine or the placebo, the patients in the study had lower blood glutathione concentrations than a healthy control population. Following administration, average glutathione concentration increased to a greater degree in the patients receiving Procysteine than in placebo-treated patients.

     As in the first Phase II trial, the results of the second Phase II trial indicated a reduction in median days on mechanical ventilation among Procysteine-treated patients compared with placebo patients. However, the study was not designed to provide statistical evidence of efficacy and this trend did not reach statistical significance. The results of the study also indicated that, as measured by PaO(2)/FiO(2) (an established measure of lung function), Procysteine-treated patients regained efficiency of the lungs in transporting oxygen to the bloodstream to a greater degree than placebo-treated patients.


     Based on the results of the Phase II trials and on discussions with the FDA, Transcend began its Phase III Clinical Trial in May 1997. The Phase III Clinical Trial is a randomized, double-blind, placebo-controlled trial of approximately 350 newly-diagnosed ARDS patients. The protocol includes an interim analysis to confirm the appropriateness of the sample size. The results of this analysis could require an increase in the number of patients in the study. Patients receive either 210 mg/kg/day of Procysteine or a placebo for up to 14 days. The trial will involve approximately 50 centers and the Company expects to complete enrollment in the trial in approximately 18 months. The primary endpoint for the trial is the number of days patients are alive and off-ventilator over a 30-day trial period. This endpoint is designed to provide an accurate and quantifiable measure of the clinical benefit as measured by reduction in ventilator days, while accounting for the high mortality rate in these patients. Secondary endpoints in the trial include the effect of Procysteine treatment on mortality, lung function and other organ function. The Company believes that the use of non-mortality endpoints has become generally accepted as a measure of clinical benefit in ARDS treatment studies. In anticipation of its Phase III Clinical Trial, the Company has analyzed its initial Phase II trial results using the proposed Phase III Clinical Trial primary endpoint and confirmed a trend, although not statistically significant, in favor of Procysteine-treated patients. The Company intends to rely on third parties to assist it in monitoring the Phase III trial and managing data generated in the trial. See "Risk Factors -- Uncertainty Associated with Clinical Trials."



     Whereas two studies are a customary basis for approval for new drugs, in life-threatening conditions such as ARDS which lack effective therapy, regulatory agencies have become willing to consider approval based upon just a single trial. Based on discussions with the FDA, if the results of the Phase III Clinical Trial are conclusive, the Company expects to be able to submit an NDA upon completion of one trial. If the results of the Phase III Clinical Trial alone are not conclusive, the Company does not currently plan to conduct further Phase III clinical trials of Procysteine i.v. for the treatment of ARDS. In the event the Company elects to conduct further Phase III clinical trials of Procysteine for the treatment of ARDS, the Company may be required to obtain substantial additional funds, and there can be no assurance that the Company would be able to obtain such funds on acceptable terms, if at all. See "Risk Factors -- Need for Substantial Additional Funds." In addition, there can be no assurance that the Company's Phase III Clinical Trial will be completed on a timely basis or at all, that the trial will demonstrate the safety and efficacy of Procysteine to the extent necessary to obtain regulatory approvals, or that the FDA will not require additional studies to support regulatory approval. In addition, in earlier trials sponsored by Transcend involving approximately 265 subjects, Procysteine was administered at doses of up to 300 mg/kg/day for one day and doses of up to 210 mg/kg/day for 21 days. There can be no assurance that administration of Procysteine at this dosage level or at any other dosage level required for therapeutic efficacy, will result in a safety profile comparable to or more favorable than earlier studies. See "Risk Factors -- Uncertainty Associated with Clinical Trials."


     The Company has been granted orphan-drug designation by the FDA for Procysteine for the treatment of ARDS. See "Business -- Government Regulation."

     Prevention of ARDS and MOD

     Patients at risk of developing ARDS are also at risk of developing dysfunction of other organs. The failure of one organ, such as the lungs, places other organs at risk of failure. The failure of two or more organs, known as multiple organ dysfunction or MOD, generally has catastrophic consequences for the patient. Organ systems that are frequently affected in MOD include the lungs
(ARDS), kidneys (acute renal failure), the liver (acute hepatic failure) and the heart (cardiovascular collapse). While the mortality rate of patients with a single organ failure is 30 to 40 percent, the mortality rate rises to more than 60 percent when two organs fail and exceeds 90 percent when a third organ fails. In addition, MOD exacts a significant cost on the healthcare system. MOD patients are treated in intensive care units, with costs averaging $100,000 per patient. The Company estimates that there are over 750,000 patients annually in the United States at risk of MOD. These patients include those patients with ARDS as well as those who suffer from acute conditions such as severe infection, multiple trauma and extensive burns. Because of the difficulty of determining which patients will develop MOD and due to the higher rate of mortality that occurs when a single organ dysfunction progresses to MOD, the Company believes it would be more effective to administer treatment prophylactically.

     Currently, there are no commercially available drugs to prevent ARDS or MOD. As in ARDS, mechanical support for other failed organs (e.g., dialysis to support kidney function), and pharmacological treatments for complications arising from MOD, are the sole available therapies. Because most methods of mechanical intervention, such as dialysis, are invasive, they also carry additional risks to patients.


     Published clinical studies have indicated that the same process of oxidative tissue damage that results in ARDS also contributes to the development of MOD. The Company believes, based on published and Company-sponsored preclinical studies, that Procysteine may be effective in the prevention of ARDS and/or MOD in patients with acute conditions such as severe infection, multiple trauma and extensive burns. In the Company's first ARDS Phase II trial, there was a statistically significantly lower percentage of patients with new organ dysfunction (other than lung) in the group receiving Procysteine compared to the placebo group. In the second trial sponsored by the Company including patients with ARDS (and who are at risk of MOD), a reduced level of glutathione was shown. Additional Phase II work will be required to complete a Phase II program for the use of Procysteine for the prevention of ARDS and/or MOD. The Company's Phase III Clinical Trial for ARDS is also expected to provide data on the potential of Procysteine to prevent progression to MOD.


     Under the BI Agreement, BI has the right to participate in the development of and to commercialize Procysteine i.v. worldwide for the treatment and prevention of MOD. If BI exercises this right, it will be required to share in clinical development funding or reimburse the Company for clinical development costs. See "Business -- Boehringer Ingelheim." The Company believes that, unlike in ARDS trials, non-mortality endpoints have not become generally accepted as measures of clinical benefit in trials for the treatment or prevention of other organ dysfunction and as a result, additional research will be necessary to define an appropriate endpoint. Further, since not all patients in a prevention trial develop ARDS and/or MOD, a trial for the prevention of ARDS and/or MOD would require a considerably larger number of patients than a trial for the treatment of ARDS. If BI does not elect to participate in the development of Procysteine i.v. for the prevention of ARDS and/or MOD, the Company will be required to raise substantial additional funds to pursue further research and development. If the Company undertakes such an ARDS/MOD prevention program, there can be no assurance that the results of earlier studies on the use of Procysteine for the prevention of ARDS and/or MOD will be predictive of results that will be obtained from more extensive clinical testing. See "Risk Factors -- Uncertainty Associated with Clinical Trials" and "Risk Factors -- Need for Substantial Additional Funds."

  PROCYSTEINE - ORAL FORMULATION

     Transcend has conducted Phase I/II trials with Procysteine to determine its potential application for the treatment of ALS and ASCVD. During 1997, the Company plans to evaluate the results of these trials to determine whether to initiate expanded Phase II clinical trials for either or both of these indications. If such studies are conducted and yield positive results, the Company would seek to outlicense its rights to oral Procysteine for ALS and/or ASCVD.

     Amyotrophic Lateral Sclerosis

     The inherited form of ALS, a fatal degenerative disorder, is widely believed to be the result of a malfunctioning enzyme that results in increased ROS. The Company believes, based on published preclinical studies, that increasing glutathione levels in nerve cells in such patients may reduce or prevent further oxidative tissue damage. The Company sponsored a Phase I/II clinical trial which demonstrated that Procysteine entered the cerebrospinal fluid in ALS patients, indicating that Procysteine is able to gain access to nerve cells. Based on this result, the Company may conduct a Phase II trial to evaluate the efficacy of Procysteine in limiting neuromuscular degeneration in patients with ALS. There can be no assurance, however, that the study will be conducted or completed or that the results of this study will be positive. See "Risk Factors -- Uncertainty Associated with Clinical Trials" and "Risk Factors -- Patents and Proprietary Rights; Third-Party Rights."

     The Company has been granted orphan drug designation by the FDA for Procysteine for the treatment of ALS. See "Business -- Government Regulation."

     Atherosclerotic Cardiovascular Disease

     Atherosclerotic cardiovascular disease ("ASCVD"), a major risk factor for heart attack and stroke, is characterized by a narrowing of the arteries by lipid deposits and the loss of blood vessel elasticity. There is growing evidence in the medical literature that increased vascular oxidative stress is a primary mechanism of impaired blood vessel elasticity in patients with atherosclerosis. The Company believes, based on preclinical studies, that Procysteine administration may improve blood vessel elasticity. As a result, it may enhance blood flow, and reduce the risk and severity of heart attack in patients with coronary artery disease. The Company has completed a Phase I/II clinical trial in which a single, oral dose of Procysteine rapidly restored blood vessel elasticity in patients with ASCVD. Based on this result, the Company may conduct a similar Phase I/II trial using multiple doses of Procysteine. There can be no assurance, however, that the study will be conducted or completed or that the results of this study will be positive. See "Risk Factors -- Uncertainty Associated with Clinical Trials" and "Risk
Factors -- Patents and Proprietary Rights; Third-Party Rights."

  TR-500 COMPOUNDS (GLUTATHIONE-REPLETING AGENTS)

     The TR-500 Compounds are a group of glutathione derivatives that enable the direct delivery of glutathione into cells. The Company believes that in clinical conditions, where glutathione cannot be repleted efficiently through the use of Procysteine, the TR-500 Compounds may serve as second generation glutathione-repleting agents. The Company believes, based on preclinical studies, that TR-571 may have potential therapeutic application in hemolytic anemias where ROS may play a role in blood cell damage. These anemias include inherited disorders such as sickle cell disease and thalassemia, and acquired anemias such as the hemolytic anemia associated with dialysis. In addition, the Company believes, based on preclinical studies, that TR-520 may have potential therapeutic application in the treatment of acute renal failure, where low glutathione levels play a role in kidney tissue damage. During 1997, the Company plans to select one or more of these compounds for further preclinical development.

BOEHRINGER INGELHEIM

     In February 1997, the Company entered into an agreement with Boehringer Ingelheim International GmbH for the worldwide development and commercialization of Procysteine i.v. Under the BI Agreement, the Company granted BI an exclusive worldwide license to use and sell Procysteine i.v. for all pharmaceutical applications.

     The Company has principal responsibility for, and will bear all expenses related to, the clinical development of Procysteine i.v. for use in the treatment of ARDS in all countries other than Japan. BI has certain rights, exercisable until the end of 1997, to develop and commercialize Procysteine i.v. for the treatment of ARDS in Japan. If BI does not exercise its rights during 1997, all rights to Procysteine i.v. in Japan will revert to the Company. The Company is also responsible for obtaining at its expense any necessary regulatory approvals relating to the use of Procysteine i.v. for the treatment of ARDS (other than in Japan, which remains BI's responsibility if it exercises its Japanese development rights).

BI is responsible for the worldwide marketing, sale and distribution of Procysteine i.v. for the treatment of ARDS. The Company has retained the right to co-promote Procysteine i.v. in the United States.

     The Company has also granted BI the right to participate in the development of and to commercialize Procysteine i.v. worldwide for the treatment and prevention of MOD. If BI exercises its rights with respect to the MOD indication, it will be required to share in clinical development funding or reimburse the Company for clinical development costs. However, BI is not required to exercise its rights until late in the product development process, if at all, and there can be no assurance that the Company will be able to gain access to the resources (financial and other) necessary to conduct required MOD clinical trials if BI declines to exercise its rights or defers such exercise until later in the product development process. If BI elects not to exercise its participation rights with respect to the MOD indication, all rights relating thereto will revert to the Company.

     The Company has also granted BI the right to participate in the development of and to commercialize Procysteine i.v. for use in indications other than ARDS and MOD. The Company has retained the right, subject to a right of first negotiation with BI, to develop and commercialize oral formulations of Procysteine, including for ALS and ASCVD. The Company has agreed not to commercialize oral formulations of Procysteine for any indication for which BI is participating in the development and commercialization of Procysteine i.v. The Company has agreed to manufacture, either directly or through contract manufacturers, and supply BI with Procysteine i.v. for clinical trials and commercial purposes.

     BI has paid the Company an upfront license fee of $5.0 million and has agreed to purchase $5.0 million of equity securities of the Company in a private placement. BI has expressed its intention to fulfill this obligation by purchasing $5.0 million of Common Stock in the Offering at the initial public offering price (454,545 shares of Common Stock assuming an initial public offering price of $11.00 per share). The Company has agreed with BI to use the aggregate $10.0 million in proceeds from BI only for the clinical development of Procysteine i.v. for use in the treatment of ARDS. BI has also agreed to make additional payments to the Company, which could total up to $36.0 million, upon the achievement of clinical development and regulatory milestones relating to ARDS and, if BI exercises its participation rights, to MOD. More than half of these milestone payments are payable only with respect to MOD-related development. Because BI is not required to participate in the development and commercialization of Procysteine i.v. for MOD, there can be no assurance that BI will be obligated to make any of the milestone payments relating to the development of Procysteine i.v. for MOD.

     BI has also agreed to pay royalties (and, if applicable, co-promotion payments in the United States) on any sales of Procysteine i.v.


     The BI Agreement is subject to termination by either party for a material breach by the other party which is not cured within 90 days. In addition, BI has the right to terminate the agreement at any time (i) within six months after completion of the Phase III Clinical Trial, or (ii) within 30 days after notice that the Company intends, without the consent of BI, to file an NDA for Procysteine i.v. for the treatment of ARDS. Any such termination would have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Dependence on Boehringer Ingelheim" and "Risk Factors -- Lack of Commercial Sales and Marketing Experience; Dependence on Strategic Alliances."


     The Company will be dependent upon the efforts of BI with respect to the commercialization of Procysteine i.v. There can be no assurance that BI will commit sufficient marketing resources to the commercialization of the Company's products. Any failure by BI to commit sufficient marketing resources to the commercialization of Procysteine i.v. would have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Dependence on Boehringer Ingelheim."

MANUFACTURING


     The Company is responsible for manufacturing and supplying BI with Procysteine i.v. for clinical trials and commercial purposes. The Company currently contracts with third-party manufacturers to produce its compounds for preclinical research and for clinical trials. The Company expects to utilize third-party manufacturers for commercial production. The Company has established relationships with a third party to produce bulk quantities of Procysteine and with other parties to formulate the compound into intravenous and oral forms of Procysteine for clinical trials. Through third-party manufacturers and formulators, the Company believes it has produced sufficient Procysteine for use in its Phase III Clinical Trial.



     The Company believes that it will be able to reach arrangements with third-party manufacturers and formulators on commercially reasonable terms, and that it will not be necessary for it to develop internal manufacturing capability in order to successfully commercialize Procysteine. The manufacturing process for Procysteine involves established technology, and the Company believes that other potential suppliers are available should the Company be unable to obtain reasonable terms in the future from its current vendors. However, in the event that the Company is unable to obtain contract manufacturing or formulation services on reasonable terms, it may need to acquire manufacturing capability or it may be unable to commercialize its products as planned or satisfy its obligations under the BI Agreement. In February 1997, the Company's sole supplier of bulk drug substance for Procysteine was issued a warning letter by the FDA for failure to be in compliance with cGMP. The FDA has indicated that, until the supplier is in compliance with cGMP, it will recommend disapproval of any NDA listing this supplier as the supplier of bulk drug substance. Based on conversations with the supplier, the Company currently believes that the noncompliance will be resolved prior to the time, if ever, that the Company is able to file an NDA. In addition, the Company believes that alternate suppliers of its bulk drug substance for Procysteine are available. Because the Company believes it has sufficient supplies to complete the Phase III Clinical Trial, it does not believe that the supplier's existing issues with the FDA will affect the completion of the trial, although no assurance to that effect can be given. If the supplier does not resolve its noncompliance prior to the time, if ever, that the Company files an NDA and if an alternate supplier, if needed, is not available on acceptable terms prior to such NDA filing, the Company would be materially and adversely affected. In addition, there can be no assurance that the Company's existing or future outside vendors or prospective corporate collaborators will be able to manufacture Procysteine or any other developed product on a commercial scale or that any collaborator or vendor will be able to manufacture such products on a timely basis, in quantities or at prices which will be commercially viable or beneficial for the Company or necessary to satisfy its obligations under the BI Agreement. See "Risk Factors -- Limited Source of Supply; Dependence on Third-Party Manufacturers."


SALES AND MARKETING

     The Company has entered into an agreement with BI pursuant to which BI will be responsible for marketing Procysteine i.v., subject to certain co-promotion rights in the United States retained by Transcend. The Company plans to form additional strategic alliances with established pharmaceutical or biotechnology companies in order to finance the development of certain of its other product candidates. The Company may elect to establish a sales force to market and distribute those products for which it retains marketing rights or shares rights with corporate partners, including its co-promotion rights under the BI Agreement. There can be no assurance that the Company will be able to establish in-house sales, marketing or distribution capabilities or enter into or maintain strategic relationships for sales, marketing and distribution on a timely basis, or at all. Even if the Company does develop or obtain sales, marketing and distribution capabilities, there can be no assurance that any product developed by the Company or its strategic partners, including BI, will be successfully marketed. See "Risk Factors -- Dependence on Boehringer Ingelheim; -- Lack of Commercial Sales and Marketing Experience; Dependence on Strategic Alliances" and "Business -- Boehringer Ingelheim."

PATENTS AND PROPRIETARY RIGHTS

     The Company's commercial success will depend to a significant extent on obtaining and enforcing patent protection for its products and methods, including methods for treating or preventing human disease, or for such products and methods licensed from third parties, maintaining trade secret protection and operating without infringing the proprietary rights of third parties. As of March 31, 1997, the Company owns or has exclusively licensed 16 United States patents and nine United States applications as well as counterparts of these patents and applications in various foreign jurisdictions. Of these, nine United States patents and two United States applications relate to the Company's business as described in this Prospectus. Specifically, the Company owns a United States patent application for the use of Procysteine in treating pulmonary disease, including ARDS. The Company recently received a final Office Action, from the USPTO, rejecting the claims of this patent application as being obvious over a combination of prior art references. Final Office Actions commonly are issued by the USPTO. While receipt of a final Office Action may impose certain procedural limitations on an applicant's subsequent submissions in a particular case, it does not signal the end of the prosecution process. The Company intends to respond vigorously to the final Office Action, by the presentation of additional arguments and facts in support of its position that the patent application contains patentable subject matter. There can be no assurance, however, that this patent application ultimately will issue as a patent in the United States, or, if it issues, as to the breadth of the claims. A corresponding European patent has issued and has been validated as national patents in Austria, Belgium, Denmark, France, Germany, Greece, Italy, Luxembourg, Monaco, the Netherlands, Portugal, Spain, Sweden, Switzerland, and the United Kingdom, all of which expire in 2011. Corresponding patent applications are pending in Canada, Australia and Japan. By July 16, 1997, any person may give notice to the European Patent Office of opposition to the European patent. An adverse decision in any such opposition may result in revocation of the European patent and the national patents which issued therefrom.

     The patent positions of pharmaceutical and biotechnology firms, including the Company, are uncertain and involve complex legal and factual questions for which important legal principles are largely unresolved, particularly in regard to methods for treating or preventing human disease, and most particularly for diseases such as ARDS and MOD, for which the Company believes there is currently no commercially available drug for treatment or prevention. Substantial periods of time pass before the USPTO responds on the merits to patent applications and submissions on behalf of the inventors. In addition, the coverage claimed in a patent application can be significantly reduced or modified before and after a patent is issued. Consequently, there can be no assurance that any of the Company's or any licensor's pending or future patent applications will result in the issuance of patents or, if any patents are issued, whether the patents will be subjected to further proceedings limiting their scope, and whether they will provide significant proprietary protection or competitive advantage, or will be circumvented or invalidated. Because patent applications in the United States are maintained in secrecy until patents issue and patent applications in certain other countries generally are not published until more than 18 months after they are filed, and since publication of inventions in scientific or patent literature often lags behind actual dates of invention, the Company cannot be certain that it or any licensor was the first inventor of inventions covered by pending patent applications or that it or such licensor was the first to file patent applications on such inventions.

     There can be no assurance that the Company's or any licensor's patents, if issued, would not be found invalid or unenforceable by a court or that such patents would cover products or technologies of the Company's competitors. Competitors or potential competitors may have filed applications for or received patents, and may obtain additional patents and proprietary rights relating to products or methods for treating or preventing human disease that are competitive with those of the Company. To protect its proprietary rights, the Company may be required to participate in interference proceedings declared by the USPTO to determine priority of invention, which could result in substantial cost to the Company. Moreover, even if the Company's or any licensor's patents issue, there can be no assurance that they will provide sufficient proprietary protection or will not be later limited, circumvented or invalidated.

     The Company may be required to obtain licenses to patents or other proprietary rights of third parties. No assurance can be given that any licenses required under any such patents or proprietary rights would be made available on terms acceptable to the Company, if at all. If the Company does not obtain such licenses, it could encounter delays in product market introductions while it attempts to design around such patents or other rights, or it may be unable to develop, manufacture or sell products. See "Risk Factors -- Patents and Proprietary Rights; Third Party Rights."

     There is substantial uncertainty concerning whether human clinical data will be required for the issuance of patents for methods of treating or preventing human disease, particularly for diseases such as ARDS and MOD, for which the Company believes there is currently no commercially available drug for treatment or prevention. If such data is required, the Company's ability to obtain patent protection could be delayed or otherwise adversely affected. Although the USPTO issued new utility guidelines in July 1995 that address the requirements for demonstrating utility for biotechnology inventions, including for inventions relating to methods for treating or preventing human disease, there can be no assurance that USPTO patent examiners will follow such guidelines or that the USPTO's position will not change with respect to what is required to establish utility for Procysteine or future potential products of the Company in the treatment of human diseases. In addition, there can be no assurance that compliance with such guidelines will result in valid and enforceable patents. Furthermore, the enactment of legislation implementing the General Agreement on Trade and Tariffs has resulted in certain changes to United States Patent laws that became effective on June 8, 1995. Most notably, the term of patent protection for patent applications filed on or after June 8, 1995 is no longer a period of 17 years from the date of grant. The new term of United States patents will commence on the date of issuance and terminate 20 years from the earliest effective filing date of the application. Because the time from filing to issuance of biotechnology patent applications is often more than three years, a 20-year term from the effective date of filing may result in a substantially shortened term of patent protection, which may adversely impact the Company's patent position. In addition, if this change results in a shorter period of patent coverage, and if the Company negotiates royalties based on the existence of a valid patent, the Company's business could be adversely affected.

     The Company also seeks to protect its proprietary technology, including technology which may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventor's rights agreements with its collaborators, advisors, employees and consultants. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach, or that the Company's trade secrets will not be otherwise disclosed to, or discovered by, competitors. Moreover, the Company conducts a significant amount of research through academic advisors and collaborators who are prohibited from entering into confidentiality or inventor's rights agreements by their academic institutions. Any unauthorized dissemination of the Company's confidential information could have an adverse effect on the Company's business. See "Risk Factors -- Patents and Proprietary Rights; Third-Party Rights."

TECHNOLOGY AND LICENSE AGREEMENTS

     The Company was formed to develop and commercialize the Covered Technology which was originally developed at Cornell and licensed to Baxter Healthcare Corporation ("Baxter"). In 1989, Baxter and Nestle Clinical Nutrition, Inc. ("Nestle") established Clintec, and Baxter assigned its rights in the Covered Technology to Clintec. From 1988 to 1994, Baxter and Clintec completed various studies of Procysteine, including preclinical studies, assay development, toxicology, formulation and several clinical studies. In April 1994, the Company acquired rights to the Covered Technology from Cornell and Clintec.

     Cornell Research Foundation

     In connection with a Contribution Agreement dated April 5, 1994 (the "Contribution Agreement") between the Company and Clintec, the Company obtained an exclusive worldwide license from Cornell (the "Cornell Agreement") to certain patents covering methods of using Procysteine to increase intracellular levels of glutathione and/or cysteine. The Company's rights under the Cornell

Agreement include an exclusive license under a composition of matter patent for the TR-500 series of glutathione-repleting agents.

     In consideration for the licenses granted to Transcend under the Cornell Agreement, Cornell received 35,025 shares of Common Stock (of which 7,025 shares were returned to the Company in settlement of a dispute). See "Certain Transactions." In addition, Transcend agreed to (i) provide funding to Cornell Medical College of an aggregate of $400,000 over a three-year period, which commenced in July 1994; (ii) pay royalties on sales of products covered by the licensed patents, if any; and (iii) pay annual minimum royalties which would be credited in any year against earned royalties due for such year. Under the Cornell Agreement, Transcend agreed to exercise due diligence in development and commercialization of products covered by the licensed patents. Any failure to exercise such diligence with respect to a particular technology licensed under the Agreement would permit Cornell to cause the license to become non-exclusive.

     Clintec Nutrition Company

     Pursuant to the Contribution Agreement, in exchange for 680,000 shares of Common Stock and 9,000 shares of Nonconvertible Redeemable Preferred Stock, the Company acquired from Clintec various clinical supplies, data, records, contractual and intellectual property rights related to pharmaceutical applications of the Covered Technology. In connection with the Contribution Agreement, the Company granted to Clintec an exclusive, royalty-free sub-license to the use of the Covered Technology for certain clinical nutrition and nutritional applications, while retaining exclusive rights to all pharmaceutical applications of the Covered Technology. As part of the September 1996 Financing by the Company, all shares of Nonconvertible Redeemable Preferred Stock held by Clintec were exchanged for 3,404,255 shares of Series C Preferred Stock. The agreement also provides that if the Company should decide not to maintain the patents or decides to abandon the application which are the subject of the agreement, the Company will assign such patents and applications to Clintec. See "Certain Transactions."

COMPETITION

     The pharmaceutical and biotechnology industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. Many entities, including pharmaceutical and biotechnology companies, academic institutions and other research organizations are actively engaged in the discovery and development of products in the therapeutic areas pursued by the Company. Many of these entities have greater financial, technical, manufacturing and marketing resources than the Company. In addition, many of these competitors have become more active in seeking patent protection and licensing arrangements in anticipation of collecting royalties for use of technology that they have developed.

     The Company's ability to compete effectively will depend on its ability to advance its core technology, maintain a proprietary position on its technology and products, obtain required governmental approvals on a timely basis, attract and retain key personnel and develop effective products that can be manufactured cost-effectively and marketed successfully. The Company expects that competition among products approved for sales will be based, among other things, on efficacy, reliability, product safety, price and patent position.


     Currently there are no commercially available drugs to prevent or treat ARDS. There can be no assurance that research and development by others will not render any of the Company's planned products obsolete or uneconomical, or result in therapies superior to any developed by the Company, or that any products developed by the Company will be preferred to any existing or newly developed technologies. See "Risk Factors -- Rapid Technological Change; Intense Competition."


GOVERNMENT REGULATION

     The production, marketing, sales and distribution of the Company's products and its research and development activities are subject to extensive regulation for safety, efficacy and quality by numerous governmental authorities in the United States and other countries. In the United States, drugs and certain biological products are subject to rigorous FDA regulation under the Federal Food, Drug and Cosmetic Act (the "FDCA"), and the regulations promulgated thereunder, as well as other federal and state statutes and regulations that govern, among others, the testing, manufacture, safety, efficacy, labeling, storage, record keeping, approval, advertising and promotion of the Company's products. Product development and approval within this regulatory framework can take a number of years and requires the expenditure of substantial resources. Any failure by the Company or its collaborators or licensees to obtain regulatory approval, or any delay in obtaining such approvals, could adversely affect the marketing of products being developed by the Company, its ability to receive product or royalty revenues and its liquidity and capital resources.

     Human therapeutics are normally subject to rigorous preclinical and clinical testing. The standard process required by the FDA before a drug may be marketed in the United States includes (i) preclinical laboratory tests; (ii) submission to the FDA of an investigational new drug application ("IND"), which must be approved before human clinical trials may commence; (iii) adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug in its intended indication; (iv) submission to the FDA of an NDA; and
(v) FDA approval of the NDA prior to any commercial sale or shipment of the drug.

     Preclinical animal testing is generally conducted in the laboratory to evaluate the potential safety and efficacy of a drug. Although the results of preclinical testing may show the efficacy of a product tested in animals, and may support an application to begin clinical testing, subsequent clinical testing may not demonstrate comparable effectiveness in humans. The results of these animal studies are submitted to the FDA as part of the IND and NDA. See "Risk Factors -- Uncertainty Associated with Clinical Trials."

     Clinical trials involve the administration of the investigational new drug to healthy volunteers or to patients, under the supervision of a qualified principal investigator. Clinical trials must be conducted in accordance with good clinical practices under protocols that detail the objectives of the study, the parameters to be used to monitor safety and, if applicable, the efficacy criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND. Further, each clinical trial must be conducted under the auspices of an Institutional Review Board ("IRB") at the institution at which the trial will be conducted. IRBs will consider, among other things, ethical factors, the safety of human subjects and the possible liability of the institution. Typically, clinical evaluation involves a three-phase process. In Phase I, trials are conducted with a small number of human subjects to determine the safety profile, the pattern of drug distribution and metabolism. In Phase II, trials are conducted with a larger group of patients afflicted with a specific condition in order to determine preliminary efficacy, optimal dosages and expanded evidence with respect to safety. In Phase III, large-scale, often multi-center, comparative trials are conducted with patients afflicted with a target disease in order to provide enough data for the statistical proof of safety and efficacy required by the FDA and other regulatory authorities. The pertinent SMB or the FDA may suspend clinical trials at any time if they believe that the subjects or patients are being exposed to an unacceptable health risk.

     The results of the pharmaceutical development, preclinical studies and clinical trials are submitted to the FDA in the form of an NDA. The testing and approval process is likely to require substantial time and effort and there can be no assurance that any approval will be granted on a timely basis, if at all. The FDA may deny an NDA if applicable regulatory criteria are not satisfied, require additional testing or information, or approve an NDA subject to postmarketing testing and surveillance or limitations on the indicated uses for which the subject drug may be marketed. Finally, product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur following initial marketing.

     Domestic manufacturing establishments are subject to inspection by the FDA and must comply with the FDA's cGMP. To supply products for use in the United States, foreign manufacturing establishments must comply with cGMP and are subject to periodic inspection by the FDA or by regulatory authorities in such countries under reciprocal agreements with the FDA.

     The Orphan Drug Act of 1983 generally provides incentives to manufacturers to undertake development and marketing of products to treat relatively rare diseases or diseases where fewer than 200,000 persons in the United States would be likely to receive the treatment. A drug that both receives orphan drug designation by the FDA and is the first product of a chemical moiety to receive FDA marketing approval for its indication is entitled to receive up to a seven-year exclusive marketing period in the United States for that indication. A drug that is considered by the FDA to be different from a particular orphan drug is not barred from sale in the United States during such exclusive marketing period. Legislation has previously been introduced in Congress to limit the marketing exclusivity provided for certain orphan drugs. Although the outcome of that legislation, if reintroduced, is uncertain, there remains a possibility that future legislation will limit the incentives currently afforded to the developers of orphan drugs.

     The Company has been granted orphan drug designation for Procysteine for the treatment of ARDS and ALS. There can be no assurance, however, that a product considered by the FDA to be different from Procysteine will not be successfully introduced by a competitor of the Company. Any such product would not be barred from sale in the United States by the designation of Procysteine as an orphan drug. If such a drug proved to be safer, more effective or less costly than Procysteine, the Company's business could be materially adversely affected.

     If and when the Company markets its products outside the United States, whether or not FDA approval has been obtained, approval of a pharmaceutical product by comparable governmental regulatory authorities in foreign jurisdictions must be obtained prior to the commencement of human clinical trials or marketing approval for drugs. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary widely from country to country. In addition, the Company's products may be subject to export control. See "Risk Factors -- No Assurance of FDA Approval; Comprehensive Government Regulation."

PRODUCT LIABILITY

     The testing, marketing and sale of human therapeutic products entail an inherent risk of exposure to product liability claims by consumers, health care providers, pharmaceutical and biotechnology companies or other sellers of the Company's products. There can be no assurance that substantial product liability claims will not be asserted against the Company. While the Company has liability insurance with respect to clinical trials, the Company does not have product liability insurance coverage for the commercial sale of Procysteine, the Company's lead product candidate. There can be no assurance that the Company will be able to maintain clinical trials liability insurance on acceptable terms or that such insurance will provide adequate coverage against potential liabilities. The Company will seek to obtain product liability insurance coverage for commercial sales if and when its products are commercialized. However, there can be no assurance that adequate insurance coverage will be available in sufficient amounts and at acceptable costs, if at all. In addition, pursuant to the terms of certain licensing agreements entered into by the Company, the Company has agreed to indemnify certain third parties with respect to losses incurred as a result of the manufacture, supply or sale of potential product candidates. The Company has also agreed to indemnify BI with respect to any claims relating primarily to the manufacture of Procysteine i.v. Any indemnification or product liability claim or product recall could inhibit or prevent commercialization of products being developed by the Company and otherwise have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Product Liability."

EMPLOYEES

     As of May 15, 1997, the Company employed 13 people, two of whom hold Ph.D. and/or M.D. degrees. The Company's employees are not members of a union, and the Company believes that it has good employee relations. All of the Company's employees have signed agreements obligating them to protect the proprietary nature of the Company's confidential information. See "Risk Factors -- Dependence on Key Personnel."

FACILITIES

     The Company currently holds an operating lease on and occupies approximately 7,700 square feet of leased office and administrative space at 640 Memorial Drive, Cambridge, Massachusetts. The Company pays approximately $200,000 annually under its facilities lease. The lease on these facilities expires in December 1999. The Company believes that these facilities should be sufficient to meet the Company's needs through December 1999.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The current executive officers and directors of the Company are as follows:


                NAME                   AGE                       POSITION
-------------------------------------  ----   -----------------------------------------------
Hector J. Gomez, M.D., Ph.D. ........   58    President, Chief Executive Officer and Director

John J. Whalen, M.D. ................   50    Senior Vice President and Chief Scientific
                                              Officer

B. Nicholas Harvey ..................   37    Vice President, Finance, Chief Financial
                                              Officer and Secretary

Jerry T. Jackson(1)..................   56    Chairman of the Board

Philippe Chambon, M.D., Ph.D.(1).....   39    Director

Frank L. Douglas, M.D., Ph.D.(2).....   54    Director

Richard W. Hunt, C.P.A.(2)...........   42    Director

William C. Mills III(2)..............   41    Director

Gerard M. Moufflet(1)................   53    Director


---------------

(1) Member of the Compensation Committee.

(2) Member of the Audit Committee.

     HECTOR J. GOMEZ, M.D., PH.D. has served as President, Chief Executive Officer and a director of the Company since November 1994. He previously served as Vice President of Medical Affairs at Vertex Pharmaceuticals Incorporated, a rational drug design company, from May 1992 to November 1994. From December 1991 to May 1992, Dr. Gomez served as Associate Vice President at Immunomedics, Inc., a biotechnology company. From December 1988 to December 1991, he served as Executive Director of Cardiovascular Clinical Research at Ciba-Geigy Corporation ("Ciba-Geigy"), a pharmaceutical company. Previously, Dr. Gomez served as Director of Clinical Research from 1979 to 1984, and as Senior Director of Clinical Research from 1985 to December 1988, at Merck & Co., Inc. ("Merck"), a pharmaceutical company. During his tenures at Merck and Ciba-Geigy, Dr. Gomez successfully directed the clinical development phase of ten NDAs. His accomplishments include the management of the clinical program, from IND filing through marketing approval, for enalapril (Vasotec(R)) and lisinopril (Prinivil(R) and Zestril(R)), cardiovascular products. Dr. Gomez received his M.D. from National University in Bogota, Colombia, his Ph.D. in Pharmacology from Marquette University and his Diploma in Clinical Pharmacology from Tulane University.

     JOHN J. WHALEN, M.D. has served as Senior Vice President and Chief Scientific Officer of the Company since October 1995. In addition, he has served as Chairman of the Company's Scientific Advisory Board since October 1995. From 1990 to 1995, he served as Senior Vice President and General Manager of the Pharmaceutical Division at Alpha Therapeutic Corporation, a pharmaceutical company. He has also held senior management positions as Vice President of Clinical Research at G.H. Besselaar Associates ("Besselaar") and as Director of Clinical Research for Cardiovascular/Renal Products at Merck, Sharp & Dohme Research Laboratories. Dr. Whalen has an extensive background in directing clinical trials at Besselaar, Merck and Alpha Therapeutic Corporation. Dr. Whalen's achievements include the clinical development of Fluosol(R), Lotensin(R), Vasotec I.V.(R), Oncolym(R) and Venoglobulin S(R). Dr. Whalen received his B.S. in Physics from Rensselaer Polytechnic Institute and his M.D. from the University of Virginia and participated in a pulmonary fellowship at New York University.

     B. NICHOLAS HARVEY has served as Vice President, Finance, Chief Financial Officer and Secretary of the Company since December 1992. From February 1992 to December 1992, he was Treasurer at The Computer Power Group, a computer services and software company. From May 1986 to February 1989, he was Executive Director at Brunckhorst & Co., an Australian investment firm that he helped to found.

Mr. Harvey received his B.Econ. and LL.B. from the Australian National University and his M.B.A. from the Harvard Business School in 1991.

     JERRY T. JACKSON has served as Chairman of the Board of the Company since May 1996 and has been a director of the Company since September 1995. He was an Executive Vice President of Merck from January 1993 until his retirement in January 1995. During 1994, Mr. Jackson had responsibility for Merck's International Human Health, Vaccines, AgVet and Astra/Merck U.S. divisions and for worldwide marketing. In 1993, he also served as President of the Merck Human Health Division and from February 1986 to December 1992, Mr. Jackson was Senior Vice President at Merck. Mr. Jackson also serves as a director of Cor Therapeutics, Inc., SunPharm Corporation and Molecular Biosystems, Inc.

     PHILIPPE O. CHAMBON, M.D., PH.D. has been a director of the Company since November 1995. Dr. Chambon has been with Sprout Group ("Sprout"), a venture capital firm, since May 1995 and currently serves as General Partner. From May 1993 to April 1995, Dr. Chambon served as a Manager in the Healthcare Practice of The Boston Consulting Group, a management consulting firm. Dr. Chambon was an executive with Sandoz Pharmaceuticals Corp., a leading pharmaceutical company, from September 1987 to April 1993, most recently serving as the Executive Director of New Product Management.

     FRANK L. DOUGLAS, M.D., PH.D. has been a director of the Company since September 1995. Dr. Douglas has been Chief Research Officer for Hoechst Marion Roussel, A.G. since May 1997 and was Global Head of Research for Hoescht from 1995 to 1997. Prior to its acquisition by Hoechst Marion Roussel, Dr. Douglas was Executive Vice President of the Research and Development Division and served as a director at Marion Merrell Dow, Inc. from 1992 to 1995. In 1992, he was also an Adjunct Professor of Medicine and Pharmacology at the University of Kansas. In 1991, Dr. Douglas was a Vice President and Partner of the Biocine Company, a joint venture between Ciba-Geigy and Chiron. From 1988 to 1991, he was Senior Vice President and Director of Research for Ciba-Geigy Pharmaceutical Corp.

     RICHARD W. HUNT, C.P.A. has been a director of the Company since November 1995. Mr. Hunt is Vice President, Corporate Development of Baxter International Inc., a worldwide developer and manufacturer of health care products and systems. Since January 1982, Mr. Hunt has held various positions with Baxter International Inc. From November 1978 to January 1982, Mr. Hunt served in various senior level financial positions with Searle Pharmaceuticals, Inc.

     WILLIAM C. MILLS III has been a director of the Company since April 1994 and was Chairman of the Board from April 1994 to May 1996. He served as interim Chief Executive Officer of the Company from April 1994 to November 1994. Since 1988, Mr. Mills has been a General Partner of FH&Co. III, L.P., which is a General Partner of The Venture Capital Fund of New England ("VCFNE"), a venture capital firm. From 1981 until 1988, he served as a Managing General Partner and General Partner at PaineWebber Ventures/Ampersand, a venture capital firm. Mr. Mills also serves as a director of Cytogen Corporation, where he served as Chairman of the Board from January 1995 to May 1996.

     GERARD M. MOUFFLET has been a director of the Company since April 1994. Since September 1989, Mr. Moufflet has been Senior Vice President in charge of the medical sector for Advent International Corporation ("Advent"), a private equity investment firm. Prior to joining Advent, Mr. Moufflet served as Corporate Vice President in charge of Baxter International and spent 17 years in various marketing, financial and general management positions. He also serves as a director of Curative Health Services, Inc.

     Certain of the current directors of the Company were nominated and elected in accordance with a stockholder's voting agreement. This agreement will terminate upon the consummation of the Offering. See "Certain Transactions." Each officer serves at the discretion of the Board of Directors. There are no family relationships among any of the directors or executive officers of the Company.

CLASSIFIED BOARD OF DIRECTORS

     The Company's Restated Certificate of Incorporation will be amended upon the closing of the Offering to provide for a classified Board of Directors consisting of three classes, as nearly equal in number as possible, with the directors in each class serving staggered three-year terms. The Class I directors are Mr. Mills and Drs. Chambon and Douglas; the Class II directors are Messrs. Moufflet and Hunt; and the Class III directors are Dr. Gomez and Mr. Jackson. The terms of the Class I, Class II and Class III Directors will expire initially in 1998, 1999 and 2000, respectively. At each annual meeting of the stockholders of the Company, the successors to the class of directors whose term expires at such meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. See "Description of Capital Stock -- Delaware Anti-Takeover Law and Certain Charter and By-Law Provisions."

BOARD COMMITTEES

     The Board of Directors has a Compensation Committee which has responsibility for reviewing the performance of the officers of the Company, making recommendations to the Board concerning salaries and incentive compensation for such officers and administering the Company's Amended and Restated 1994 Equity Incentive Plan. The Compensation Committee consists of Messrs. Moufflet and Jackson and Dr. Chambon.

     The Board of Directors also has an Audit Committee which has responsibility for reviewing the Company's financial statements and significant audit and accounting practices with the Company's independent auditors and making recommendations to the Board of Directors with respect thereto. The Audit Committee consists of Messrs. Mills and Hunt and Dr. Douglas.

BOARD COMPENSATION

     The Company's directors do not currently receive any cash compensation for service on the Board of Directors or any committee thereof, but directors are reimbursed for certain expenses in connection with attendance at Board of Directors and committee meetings. Two of the Company's non-employee directors, Dr. Douglas and Mr. Jackson, were each granted stock options to purchase 8,000 shares of Common Stock in 1995 with an exercise price of $.50 per share in connection with their service on the Board of Directors. In addition, in July 1996 Mr. Jackson was granted options to purchase 8,000 shares of Common Stock with an exercise price of $2.50 per share in connection with his appointment as Chairman of the Board of the Company. Each option vests 50 percent on the first anniversary of the date of grant, and the remainder of each option vests monthly over the following year. The options terminate upon the earlier of the tenth anniversary of the date of grant or the termination of the director's service on the Board of Directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The current members of the Company's Compensation Committee are Messrs. Jackson and Moufflet and Dr. Chambon, none of whom is an employee of the Company.

SCIENTIFIC ADVISORY BOARD

     The Company has established a Scientific Advisory Board, whose members review the Company's research, development and clinical activities and are available for consultation with the Company's management and scientific staff relating to their respective areas of expertise. Dr. Whalen, Senior Vice President and Chief Scientific Officer of the Company, is Chairman of the Company's Scientific Advisory Board. The other members of the Company's Scientific Advisory Board and their primary academic or professional affiliations are listed below:

     GORDON R. BERNARD, M.D. chairs the Steering Committee for National Institutes of Health ("NIH") ARDS Clinical Trials, and is currently a Professor of Medicine at the Vanderbilt University School of Medicine. In addition, Dr. Bernard has served as principal investigator for clinical trials of glutathione-repleting agents in ARDS.

     MITCHELL P. FINK, M.D. is Surgeon-in-Chief of Beth Israel Deaconess Hospital and Professor of Surgery at Harvard Medical School. Dr. Fink serves on the Editorial Board of several key journals, such as Critical Care Medicine, Journal of Trauma, and Shock. Dr. Fink's major research interests include the role of neutrophils in septic and traumatic shock and development of novel therapeutic agents for septic shock.

     NORMAN K. HOLLENBERG, M.D., PH.D. is a Professor of Medicine at Harvard Medical School and the Brigham and Women's Hospital. Dr. Hollenberg's research interests include renal perfusion and function, and the genetic underpinnings of hypertension and renal injury.

     JOHN E. REPINE, M.D. is the Director of the Webb-Waring Institute for Biomedical Research, and Professor of Medicine and Associate Dean for Student Affairs at the University of Colorado Health Sciences Center. Dr. Repine has a distinguished research record on oxidative stress and disease pathology.

     ROBERT T. SCHOOLEY, M.D. is Professor of Medicine and Head of the Infectious Disease Division at the University of Colorado Health Services Center. His research includes work on AIDS, immunology, and infectious diseases. Dr. Schooley served as Chair of numerous groups at the NIH, including the Core Immunology Committee of the AIDS Clinical Trials Group.

     STEVEN R. TANNENBAUM, PH.D. is a Professor of Chemistry and Toxicology at the Massachusetts Institute of Technology. Dr. Tannenbaum's research efforts include the chemistry of free radicals in biological systems, and leading work on N-nitroso compounds and other environmental carcinogens and mutagens.

EXECUTIVE COMPENSATION

     The following table sets forth for the fiscal year ended December 31, 1996 the compensation for services rendered to the Company in all capacities with respect to its Chief Executive Officer and each of its other executive officers whose cash compensation in 1996 exceeded $100,000 (the Chief Executive Officer and such other executive officers are hereinafter referred to as the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                              LONG-TERM
                                                         COMPENSATION AWARDS
                                                         --------------------
                                  ANNUAL COMPENSATION    NUMBER OF SECURITIES
                                  --------------------        UNDERLYING           ALL OTHER
  NAME AND PRINCIPAL POSITION     SALARY($)   BONUS($)        OPTIONS(#)        COMPENSATION($)
--------------------------------  ---------   --------   --------------------   ---------------
Hector J. Gomez, M.D., Ph.D.....  $240,000    $    --            40,000             $ 1,755(1)
  President and
  Chief Executive Officer
John J. Whalen, M.D. ...........   160,000         --            30,000               5,331(2)
  Senior Vice President and
  Chief Scientific Officer
B. Nicholas Harvey..............   128,000         --            30,000                  --
  Vice President, Finance
  and Chief Financial Officer

---------------

(1) Consists of premiums paid by the Company on a term life insurance policy on behalf of Dr. Gomez.
(2) Consists of relocation expenses reimbursed to Dr. Whalen by the Company.

                       OPTION GRANTS IN LAST FISCAL YEAR

     The following table contains information concerning the grant of stock options to the Named Executive Officers during the fiscal year ended December 31, 1996.

                                                    INDIVIDUAL GRANTS
                                 --------------------------------------------------------
                                             PERCENT                                            POTENTIAL REALIZABLE
                                            OF TOTAL                                              VALUE AT ASSUMED
                                             OPTIONS                                              ANNUAL RATES OF
                                 NUMBER OF   GRANTED                                                STOCK PRICE
                                 SECURITIES    TO                 FAIR MARKET                     APPRECIATION FOR
                                 UNDERLYING EMPLOYEES  EXERCISE    VALUE ON                      OPTION TERM($)(2)
                                  OPTIONS   IN FISCAL    PRICE     THE DATE    EXPIRATION  ------------------------------
              NAME               GRANTED(#)  YEAR(1)   ($/SHARE)   OF GRANT       DATE        0%        5%        10%
-------------------------------- ---------  ---------  ---------  -----------  ----------  --------  --------  ----------
Hector J. Gomez, M.D., Ph.D. ...   40,000       31%      $2.50      $ 11.00      7/25/06   $340,000  $617,000  $1,041,000
John J. Whalen, M.D. ...........   30,000       23        2.50        11.00      7/25/06    255,000   463,000     781,000
B. Nicholas Harvey .............   30,000       23        2.50        11.00      7/25/06    255,000   463,000     781,000

---------------

(1) Based on options to purchase 129,298 shares of Common Stock granted to employees in fiscal 1996.
(2) The potential realizable value of each option at 0% is based on the fair market value of the Common Stock on the date of grant, $11.00 per share, minus the exercise price times the number of shares underlying the option. The potential realizable value of each option at 5% and 10% are based on the term of the option at its time of grant (ten years). Each is calculated by assuming that the stock price on the date of grant appreciates at 5% or 10%, as applicable, compounded annually for the entire term of the option, and that the option is exercised and sold on the last day of its term for the appreciated stock price. Actual gains, if any, on stock option exercises will depend on the future performance of the Common Stock and the date at which the options are exercised.

          AGGREGATE OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUE

     The following table sets forth, for each of the Named Executive Officers, the number of shares acquired on exercise of options during the fiscal year ended December 31, 1996, the aggregate dollar value realized upon such exercise and the number and value of unexercised options held by each such officer on December 31, 1996:

                                                                  NUMBER OF SECURITIES
                                                                 UNDERLYING UNEXERCISED       VALUE OF UNEXERCISED
                                                                       OPTIONS AT             IN-THE-MONEY OPTIONS
                                      SHARES                         FISCAL YEAR-END          AT FISCAL YEAR-END(2)
                                    ACQUIRED ON      VALUE      -------------------------   -------------------------
               NAME                  EXERCISE     REALIZED(1)   EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE
----------------------------------  -----------   -----------   -------------------------   -------------------------
Hector J. Gomez, M.D., Ph.D. .....     1,800        $18,900           59,174/90,826             $612,982/$882,018
John J. Whalen, M.D. .............        --             --           11,879/46,121              118,484/ 430,516
B. Nicholas Harvey ...............        --             --           27,087/32,488              278,168/ 287,372

---------------

(1) Based on the fair market value of the Common Stock on the date of exercise, less the option exercise price. Such shares have not actually been sold.

(2) Based on the fair market value of the Common Stock on December 31, 1996 ($11.00) less the option exercise price.

EMPLOYMENT AGREEMENTS

     On November 29, 1994, the Company entered into an employment agreement with Dr. Gomez, which provides for an annual base salary of $230,000, subject to increase upon annual review. Under the agreement, Dr. Gomez received an option to purchase 110,000 shares of Common Stock at an exercise price of $.50 per share. Such option vests monthly over four years and terminates on November 28, 2004. Upon termination of employment by the Company other than for cause (as defined in the agreement), the Company will pay Dr. Gomez his then current salary, less any consulting income earned by Dr. Gomez, until the earlier of six months from the date of such termination or the date upon which Dr. Gomez secures other employment. The agreement provides that, for a period of twelve months following termination of employment for any reason, Dr. Gomez will not engage, directly or indirectly, in activities which compete with those of the Company.

AMENDED AND RESTATED 1994 EQUITY INCENTIVE PLAN

     The Company's 1994 Equity Incentive Plan was initially adopted by the Board of Directors and approved by the stockholders in April 1994. The 1994 Equity Incentive Plan was amended and restated by the Board of Directors and the stockholders in February 1997. Under the terms of the 1994 Equity Incentive Plan, the Company is authorized to make awards of restricted stock and to grant incentive stock options and non-statutory stock options to employees (including officers and employee directors) and directors of, and consultants and advisors to, the Company to purchase shares of the Common Stock of the Company. As of March 31, 1997, a total of 362,152 shares of Common Stock were reserved for issuance upon exercise of outstanding options granted under the 1994 Equity Incentive Plan, and an additional 375,965 shares of Common Stock were reserved for future options or awards under the 1994 Equity Incentive Plan.

     Stock option grants under the 1994 Equity Incentive Plan entitle the optionee to purchase Common Stock from the Company, for a specified exercise price, during the periods specified in the applicable option agreement. The Compensation Committee of the Board of Directors will select the persons to whom options are granted, and determine the number of shares covered by each option, its exercise price, its vesting schedule and its expiration date. Options are generally not assignable or transferable except by will or the laws of descent and distribution.

     Restricted stock awards under the 1994 Equity Incentive Plan entitle the recipient to purchase Common Stock from the Company under terms which provide for vesting over a period of time and a right of repurchase of unvested stock when the recipient's relationship with the Company terminates. The Compensation Committee of the Board of Directors will select the recipients of restricted stock awards, determine the times at which restricted stock awards are made, and determine the number of shares of Common Stock subject to the award, the purchase price (which can be less than the fair market value of the Common Stock) and the vesting schedule for such shares. The recipients may not sell, transfer or otherwise dispose of shares subject to a restricted stock award until such shares are vested. Upon termination of the recipient's relationship with the Company, the Company will be entitled to repurchase those shares which are not vested on the termination date at a price equal to their original purchase price.

     As of March 31, 1997, the Company had 13 employees, all of whom were eligible to participate in the 1994 Equity Incentive Plan. The number of individuals receiving stock options varies from year to year depending on various factors, such as the number of promotions and the Company's hiring needs during the year.

     The Compensation Committee may, in its sole discretion, include additional provisions in any option or award granted or made under the 1994 Equity Incentive Plan, including without limitation restrictions on transfer, repurchase rights, commitments to pay cash bonuses, to make, arrange for or guaranty loans or to transfer other property to optionees upon exercise of options, or such other provisions as shall be determined by the Compensation Committee, provided they are not inconsistent with the 1994 Equity Incentive Plan and applicable law. The Compensation Committee may also, in its sole discretion, accelerate or extend the date or dates on which all or any particular option or options granted under the 1994 Equity Incentive Plan may be exercised. Each of the options granted to date has provided that, upon certain events constituting a change of control of the Company, the option becomes fully exercisable. The Board of Directors has approved the accelerated vesting of certain stock options held by employees of the Company, including the Named Executive Officers, effective upon the closing of the Offering (the "IPO Acceleration"). Under the first of three components of the IPO Acceleration, the vesting of all stock options granted prior to 1996 will accelerate by one year. Under the second component, the vesting of stock options granted to each of the Named Executive Officers prior to 1996 will further accelerate by approximately one month for each four months of such officer's employment, up to a maximum of one additional year of acceleration. Under the third component, half of the 30,000 shares of Common Stock subject to an option granted to Mr. Harvey on July 25, 1996 will become exercisable upon the closing of the Offering, subject to the condition of his continued employment for twelve months following the Offering.

                              CERTAIN TRANSACTIONS

     On April 5, 1994, the Company acquired the Covered Technology from Clintec, in exchange for 680,000 shares of Common Stock and 9,000 shares of the Company's Nonconvertible Redeemable Preferred Stock which were exchanged in September 1996 for an aggregate of 3,404,255 shares of Series C Convertible Preferred Stock. Richard W. Hunt, a director of the Company, is Vice President, Corporate Development of Baxter International Inc., the sole owner of Baxter. Concurrently, the Company entered into a license agreement with Cornell related to the Covered Technology in return for 35,025 shares of Common Stock, payment of minimum royalties and a three-year research agreement with Cornell Medical College providing for the payment of $133,000 per year ending in July 1997. On October 4, 1995, Cornell agreed to return to the Company 7,025 shares of Common Stock in settlement of a dispute related to the abandonment by Cornell of a patent application in Japan. See "Business -- Technology and License Agreements."

     In connection with the organization of the Company in December 1992, the Company's two founding scientists from Clintec, Dr. Gary Pace and Dr. Dennis Goldberg, purchased from the Company 100 shares of Common Stock at a price of $.05 per share. On April 5, 1994, upon the Company's acquisition of the Covered Technology from Clintec, the previously issued and outstanding shares of Common Stock held by Dr. Pace and Dr. Goldberg were exchanged for 44,109 shares of Common Stock, effected in the form of a stock dividend.

     Also on April 5, 1994, the Company issued and sold an aggregate of 6,500,000 shares of Series A Convertible Preferred Stock at a price of $1.00 per share in a private placement to certain institutional investors, including 3,494,500 shares to entities affiliated with Advent, 1,000,000 shares to entities affiliated with Sprout, 1,000,000 shares to VCFNE, 500,000 shares to Baxter and 500,000 shares to Nestle (the "1994 Financing"). Gerard Moufflet, a director of the Company, is Senior Vice President of Advent. Philippe Chambon, M.D., Ph.D., a director of the Company, is a General Partner of Sprout. William
C. Mills III, a director of the Company, is a General Partner of FH & Co. III, L.P., the General Partner of VCFNE. The Company concurrently issued warrants (the "Series A Warrants") to purchase an aggregate of 1,625,000 shares of Series A Convertible Preferred Stock to the same investors at an exercise price of $1.00 per share (including warrants to purchase 873,625 shares to entities affiliated with Advent, 250,000 shares to entities affiliated with Sprout, 250,000 shares to VCFNE, 125,000 shares to Baxter and 125,000 shares to Nestle). In accordance with the terms of such warrants, on September 13, 1995, Series A Warrants for an aggregate of 250,000 shares of Series A Convertible Preferred Stock were cancelled. In September 1996, the Series A Warrants were exercised pursuant to a net exercise provision for an aggregate of 789,894 shares of Series A Convertible Preferred Stock (including 501,869 shares to Advent, 143,617 shares to Sprout and 143,617 shares to VCFNE).

     In connection with the 1994 Financing, the Company entered into a Stockholders' Agreement with its stockholders, which was amended and restated on September 13, 1995 and further amended on May 29, 1996 (as so amended, the "Stockholders' Agreement"). Each party to the Stockholders' Agreement has agreed to vote all shares over which such party exercises control to elect as directors of the Company: (i) one representative designated by VCFNE; (ii) one representative designated by Advent; (iii) one representative designated by Sprout; (iv) one representative designated by Clintec; and (v) the Chief Executive Officer of the Company. Messrs. Mills, Moufflet and Hunt and Dr. Chambon currently serve as the designees of VCFNE, Advent, Clintec and Sprout, respectively. The Stockholders' Agreement will terminate upon the consummation of the Offering.

     Also in connection with the 1994 Financing, the Company became a party to a Right of First Refusal Agreement and a Right of First Refusal and Co-sale Agreement (collectively, the "Right of First Refusal Agreements") with certain stockholders of the Company (the "Holders"). The Right of First Refusal Agreements provide each of the Holders with a right of first refusal with respect to securities issued by the Company, a right of first refusal with respect to any proposed transfer of shares by another Holder and a right to participate in any proposed transfer of shares by any other Holder. The Right of First Refusal Agreements will terminate upon the consummation of the Offering. In addition, in connection with the 1994 Financing, the Company agreed to register in certain circumstances shares of its capital stock held by certain investors. See "Description of Capital Stock -- Registration Rights."

     On September 13, 1995, the Company sold Series A Notes in the aggregate principal amount of $2.0 million to certain institutional investors, including notes in the aggregate principal amount of $1,270,728 to entities affiliated with Advent, $363,636 to entities affiliated with Sprout and $363,636 to VCFNE. Interest on the Series A Notes accrued at 30 percent per annum, payable every four months in the form of shares of Series A Convertible Preferred Stock (at one share per $1.00 of interest due and payable). The Series A Notes matured on January 15, 1997, and were convertible into shares of Series A Convertible Preferred Stock (at one share per $1.00 of principal outstanding) upon the closing of a private financing resulting in gross proceeds to the Company of $2.0 million or more. The Company issued an aggregate of 397,806 shares of Series A Convertible Preferred Stock in lieu of interest payable on the Series A Notes through May 13, 1996 to the holders thereof. At the closing of the September 1996 Financing, the Company issued 98,631 shares of Series A Convertible Preferred Stock in full payment of accrued and unpaid interest through such date (including 62,666 shares to entities affiliated with Advent; 17,933 shares to entities affiliated with Sprout; and 17,933 shares to VCFNE) Concurrently, the Series A Notes were converted into an aggregate of 2,000,000 shares of Series A Convertible Preferred Stock (including 1,270,728 shares to entities affiliated with Advent; 363,636 shares to entities affiliated with Sprout; and 363,636 shares to VCFNE).

     In January 1996, the Company issued an aggregate of 130,000 shares of Series A Convertible Preferred Stock to two of its directors, Dr. Douglas and Mr. Jackson, and one former director of the Company. Such shares were issued (at $1.00 per share) for an aggregate of $130,000.

     On May 29, 1996, the Company issued Series B Notes in the aggregate principal amount of $1.0 million to certain institutional investors, including notes in the aggregate principal amount of $635,364 to entities affiliated with Advent, $181,818 to entities affiliated with Sprout and $181,818 to VCFNE. Interest on the Series B Notes accrued at 30 percent per annum, payable every four months in the form of Series B Convertible Preferred Stock (at one share per $1.50 of interest due and payable). The Series B Notes matured on January 15, 1997, and were convertible into shares of Series B Convertible Preferred Stock (at one share per $1.50 of principal) upon the closing of a private financing of $1.0 million. On September 3, 1996, at the closing of the September 1996 Financing, the Company issued 24,109 shares of Series B Convertible Preferred Stock in full payment of accrued and unpaid interest on the Series B Notes through such date (including 15,318 shares to entities affiliated with Advent; 4,383 shares to entities affiliated with Sprout; and 4,384 shares to entities affiliated with VCFNE). Concurrently, the Series B Notes were converted into an aggregate of 666,666 shares of Series B Convertible Preferred Stock (including 423,576 shares to entities affiliated with Advent, 121,212 shares to entities affiliated with Sprout and 121,212 shares to VCFNE).

     In the September 1996 Financing, the Company issued 3,404,255 shares of Series C Convertible Preferred Stock to Clintec in exchange for all of the outstanding shares of Nonconvertible Redeemable Preferred Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     Pursuant to the September 1996 Financing, the Company issued and sold an aggregate of 851,064 shares of Series C Convertible Preferred Stock (including 150,205 shares to the Advent Group; 42,983 shares to VCFNE; and 19,342 shares to Sprout Group) at a price of $2.35 per share. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     In February 1997, the Company entered into an agreement with BI relating to the worldwide development and commercialization of Procysteine i.v. For a description of the BI Agreement, see "Business -- Boehringer Ingelheim." In connection with the BI Agreement, BI agreed to purchase $5.0 million of equity securities of the Company in a private placement. BI has expressed its intention to fulfill this obligation by purchasing $5.0 million of Common Stock in the Offering at the initial public offering price (454,545 shares of Common Stock assuming an initial public offering price of $11.00 per share). The Company expects to grant BI certain registration rights with respect to the BI Shares. See "Description of Capital Stock -- Registration Rights."

     In March 1997, the Company issued and sold an aggregate of 1,039,000 shares of the Company's Nonconvertible Redeemable Preferred Stock and warrants to purchase $346,300 of Common Stock, exercisable at the initial public offering price (31,482 shares of Common Stock assuming an initial public offering price of $11.00 per share), to certain institutional investors, including 433,697 shares to entities affiliated with Advent, 85,000 shares to entities affiliated with Sprout, 100,554 shares to VCFNE, 319,068 shares to Baxter, 38,000 shares to Dr. Gomez, 12,000 shares to Dr. Whalen and 50,000 shares to Mr. Jackson (the "Bridge Financing"), resulting in proceeds to the Company of approximately $1.0 million. In May 1997, the Company agreed to issue warrants to purchase an additional $173,200 of Common Stock to such investors (together with the shares issuable upon exercise of the warrants issued in March 1997, the "Bridge Warrant Shares"), exercisable at the initial public offering price (15,745 shares of Common Stock assuming an initial public offering price of $11.00 per share). Concurrently, the holders of such stock agreed to exchange their shares of Nonconvertible Redeemable Preferred Stock for an aggregate of $1,039,000 of Common Stock upon the closing of the Offering at the initial public offering price (94,455 shares of Common Stock assuming an initial public offering price of $11.00 per share).

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Common Stock of the Company as of March 31, 1997, and as adjusted to reflect the sale of the shares of Common Stock offered hereby, by
(i) each person or entity known to the Company to own beneficially more than 5% of the Company's Common Stock; (ii) each of the Company's directors; (iii) each of the Named Executive Officers; and (iv) all directors and executive officers as a group.

                                                                                    PERCENTAGE
                                                                                   BENEFICIALLY
                                                               NUMBER OF            OWNED(2)(3)
                                                                 SHARES        ---------------------
                                                              BENEFICIALLY     PRIOR TO      AFTER
          NAME AND ADDRESS OF BENEFICIAL OWNER(1)               OWNED(2)       OFFERING     OFFERING
------------------------------------------------------------  ------------     --------     --------
5% STOCKHOLDERS
  Advent Group(4)...........................................    1,294,277        32.4%        20.1%
     101 Federal Street
     Boston, MA 02110
  Baxter Healthcare Corporation(5)..........................      964,279        24.2         15.0
     One Baxter Parkway
     Deerfield, IL 60015
  Nestle Clinical Nutrition, Inc. ..........................      789,650        19.9         12.3
     900 North Brand Boulevard
     Glendale, CA 91203
  Clintec International, Inc. ..............................      689,650        17.4         10.7
     One Baxter Parkway
     Deerfield, IL 60015
  Boehringer Ingelheim International GmbH...................      454,545          --          7.1
     D-55216 Ingelheim am Rhein
     Germany(6)
  The Venture Capital Fund of New England III, L.P. ........      367,163         9.2          5.7
     160 Federal Street, 23rd Floor
     Boston, MA 02110 (7)
  DLJ Capital Corporation(8)................................      360,186         9.1          5.6
     277 Park Avenue
     New York, NY 10172
DIRECTORS
  Jerry T. Jackson(9).......................................       26,824           *            *
  Philippe Chambon, M.D., Ph.D.(8)..........................      360,186         9.1          5.6
  Frank L. Douglas, M.D., Ph.D.(10).........................       16,668           *            *
  Richard W. Hunt(11).......................................      964,279        24.2         15.0
  William C. Mills III(12)..................................      367,163         9.2          5.7
  Gerard M. Moufflet(4).....................................    1,294,277        32.4         20.1
NAMED EXECUTIVE OFFICERS
  Hector J. Gomez, M.D., Ph.D.(13)..........................       79,980         2.0          1.2
  John J. Whalen, M.D.(14)..................................       19,556           *            *
  B. Nicholas Harvey(15)....................................       31,661           *            *
  All directors and executive officers as a group
     (nine persons)(16).....................................    3,160,954        76.0         47.8

---------------

  *  Less than 1%

 (1) Unless otherwise indicated, the address for each beneficial owner is c/o the Company, 640 Memorial Drive, Cambridge, Massachusetts 02139.

 (2) The inclusion herein of any shares of Common Stock as beneficially owned does not constitute an admission of beneficial ownership of those shares. Unless otherwise indicated, each person listed above has sole investment and voting power with respect to the shares listed. In accordance with the rules of the Securities and Exchange Commission, each person is deemed to beneficially own any shares issuable upon exercise of stock options or warrants held by such person that are currently exercisable or that become exercisable within 60 days after March 31, 1997, and any reference in these footnotes to shares subject to stock options or warrants held by the person in question refers only to such shares.

 (3) The number of shares deemed outstanding for purposes of calculating these percentages is comprised of the 3,879,885 shares outstanding as of March 31, 1997, which gives effect to the conversion into shares of Common Stock of all outstanding shares of Series A, Series B and Series C Preferred Stock, and (ii) the exchange of all of the Company's outstanding Nonconvertible Redeemable Preferred Stock for an aggregate of $1,039,000 of Common Stock at the initial public offering price (94,455 shares of Common Stock assuming an initial public offering price of $11.00 per share). Shares held by the person in question include shares subject to stock options and warrants exercisable within 60 days after March 31, 1997. If the initial public offering price is less than $11.75 per share, additional shares of Common Stock will be issued upon conversion of shares of Series C Convertible Preferred Stock. See "Description of Capital Stock -- Series Convertible Preferred Stock."

 (4) Represents 822,812 shares held by Global Private Equity II Limited Partnership, 331,421 shares held by Rovent II Limited Partnership, 136,340 shares held by Advent Performance Materials Limited Partnership and 3,704 shares held by Advent International Investors II Limited Partnership (the "Advent Group"). Includes an aggregate of 19,714 Bridge Warrant Shares. Mr. Moufflet, a director of the Company, is Senior Vice President of Advent International Corporation, which is a general partner of Advent International Investors II Limited Partnership and of Advent International Limited Partnership, the general partner of each of the other members of the Advent Group. Mr. Moufflet disclaims beneficial ownership of all such shares.

 (5) Includes 689,650 shares held by Clintec International, Inc., a wholly owned subsidiary of Baxter and 14,503 Bridge Warrant Shares.

 (6) Consists of $5.0 million of equity securities of the Company which, under the BI Equity Investment, BI has agreed to purchase in a private placement. BI has expressed its intention to fulfill this obligation by purchasing Common Stock in the Offering at the initial public offering price (assumes an initial public offering price of $11.00 per share).

 (7) Includes 4,571 Bridge Warrant Shares.

 (8) Represents 310,945 shares held by Sprout Capital VI, L.P. (including 3,335 Bridge Warrant Shares) and 49,241 shares held by DLJ Capital Corporation (including 528 Bridge Warrant Shares), with respect to all of which Dr. Chambon shares voting and investment power. DLJ Capital Corporation is the managing general partner of Sprout Capital VI, L.P. Dr. Chambon is General Partner of Sprout Group.

 (9) Includes 10,006 shares subject to stock options and 2,273 Bridge Warrant Shares held by Mr. Jackson.

(10) Includes 6,668 shares subject to stock options held by Dr. Douglas.

(11) Represents 689,650 shares held by Clintec International, Inc. and 274,629 shares held by Baxter. Mr. Hunt is Vice President, Corporate Development of Baxter International, Inc. and shares voting power with respect to shares held by Clintec's sole stockholder, Baxter.

(12) Represents 367,163 shares held by the VCFNE, with respect to which Mr. Mills shares voting and investment power. Mr. Mills is a general partner of FH & Co. III, L.P., a general partner of the VCFNE.

(13) Includes 72,998 shares subject to stock options and 1,727 Bridge Warrant Shares held by Dr. Gomez.

(14) Includes 17,920 shares subject to stock options and 545 Bridge Warrant Shares held by Dr. Whalen.

(15) Represents 31,661 shares subject to stock options held by Mr. Harvey.

(16) Includes 139,253 shares subject to stock options and an aggregate of 47,196 Bridge Warrant Shares.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's current Restated Certificate of Incorporation (the "Certificate of Incorporation"), authorizes 46,285,319 shares of capital stock, consisting of 25,000,000 shares of Common Stock, $.01 par value, and 21,285,319 shares of Preferred Stock, $.01 par value. In connection with the Offering, the Company's Certificate of Incorporation will be amended and restated (the "Restated Certificate of Incorporation"). Upon completion of the Offering, the Restated Certificate of Incorporation will authorize the issuance of 30,000,000 shares of capital stock, consisting of 25,000,000 shares of Common Stock, par value $.01 per share, and 5,000,000 shares of Preferred Stock, par value $.01 per share. Set forth below is a description of the capital stock of the Company.

COMMON STOCK

     As of March 31, 1997, assuming the conversion all outstanding shares of Preferred Stock into Common Stock, there were 3,785,430 shares of Common Stock issued and outstanding held of record by 22 stockholders and 362,152 shares of Common Stock issuable upon the exercise of outstanding stock options.

     The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders and are not entitled to cumulative voting rights with respect to the election of directors. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to preferences that may be applicable to any outstanding Preferred Stock. In the event of liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all net assets remaining after payment of liabilities and the liquidation preference of any outstanding Preferred Stock. Holders of Common Stock have no preemptive, subscription, redemption, conversion or other subscription rights, and there are no sinking fund provisions applicable to the Common Stock. All currently outstanding shares of Common Stock are, and the shares of Common Stock being issued and sold in the Offering will be, duly authorized, validly issued, fully paid and nonassessable.

SERIES CONVERTIBLE PREFERRED STOCK

     The Company currently has outstanding 9,916,330 shares of Series A Convertible Preferred Stock, 690,775 shares of Series B Convertible Preferred Stock and 4,255,319 shares of Series C Convertible Preferred Stock, $.01 par value per share (respectively, the "Series A Preferred Stock," "Series B Preferred Stock" and "Series C Preferred Stock"). See "Certain Transactions." Assuming an initial public offering price of $11.00 per share, because of the one-for-five reverse stock split effected in February 1997, each share of Series A and Series B Preferred Stock will automatically convert into one-fifth of a share of Common Stock upon closing of the Offering.

     Under the terms of the Company's Convertible Preferred Stock, if the Company issues shares of Common Stock at less than the Conversion Price of any series of its Convertible Preferred Stock (as defined in the terms of such series), the number of shares of Common Stock issuable upon conversion of shares of such series will adjust in accordance with a weighted average antidilution formula. The Conversion Price of the Company's Series C Preferred Stock is $11.75 per share. Accordingly, an initial public offering price of less than $11.75 will cause an adjustment in the number of shares issuable upon the automatic conversion of Series C Preferred Stock at the closing of the Offering. At an initial public offering price of $11.00 per share, an aggregate of 6,334,885 shares of Common Stock will be outstanding after the Offering (23,062 shares more than if there were no antidilution adjustment in the Conversion Price of the Series C Preferred Stock). Initial public offering prices of $10.00, $9.00 and $8.00 per share would cause an additional 55,554, 90,556 and 128,368 shares, respectively, to be outstanding after the Offering.

     Following completion of the Offering and the conversion of all of the outstanding shares of Preferred Stock, the Board of Directors will have the authority to issue from time to time up to 5,000,000 shares of Preferred Stock in one or more series and to fix the powers, designations, preferences and relative, participating, optional or other rights thereof, including dividend rights, conversion rights, voting rights, redemption terms, liquidation preferences and the number of shares constituting each such series, without any further vote or action by the Company's stockholders. The issuance of Preferred Stock could adversely affect the rights of holders of Common Stock and could have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plans to issue any of these shares of Preferred Stock.

NONCONVERTIBLE REDEEMABLE PREFERRED STOCK

     The Company has outstanding 1,039,000 shares of Nonconvertible Redeemable Preferred Stock, $.01 par value per share (the "Nonconvertible Preferred Stock"). All outstanding shares of Nonconvertible Preferred Stock are expected to be exchanged upon the closing of the Offering for an aggregate of $1,039,000 of Common Stock at the initial public offering price (94,455 shares of Common Stock assuming an initial public offering price of $11.00 per share). Except as required by law, the Nonconvertible Redeemable Preferred Stock has no voting rights. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

WARRANTS

     In March 1997, upon the issuance of shares of Nonconvertible Preferred Stock, the Company also issued warrants to purchase $346,300 of Bridge Warrant Shares, exercisable at the initial public offering price (31,482 shares of Common Stock assuming an initial public offering price of $11.00 per share). In May 1997, the Company agreed to issue additional warrants to the holders of its Nonconvertible Preferred Stock to purchase $173,200 of Bridge Warrant Shares, exercisable at the initial public offering price (15,745 shares of Common Stock assuming an initial public offering price of $11.00 per share), and the holders of such stock agreed to exchange their shares of Nonconvertible Preferred Stock for an aggregate of $1,039,000 of Common Stock upon the closing of the Offering at the initial public offering price (94,455 shares of Common Stock assuming an initial public offering price of $11.00 per share). Such warrants are exercisable upon issuance and expire five years from the date of issuance.

     In connection with the execution of a lease of real property from the Massachusetts Institute of Technology ("MIT") in October 1994, the Company issued a warrant to MIT to purchase 5,000 shares of Common Stock at a price of $5.00 per share. This warrant expires on October 28, 1999.

REGISTRATION RIGHTS


     At the completion of the Offering, certain stockholders of the Company (the "Rightsholders") will be entitled to certain rights with respect to the registration under the Securities Act of a total of 3,771,801 shares of Common Stock (the "Registrable Shares") pursuant to the terms of an agreement among the Company and the Rightsholders (the "Registration Rights Agreement"). Such number of shares includes shares of Common Stock to be issued in exchange for the Company's outstanding Nonconvertible Redeemable Preferred Stock and the Bridge Warrant Shares. Under the Registration Rights Agreement beginning 6 months after the effective date of the Company's registration statement relating to the Offering, on not more than one occasion and subject to certain limitations, the Company is required to use its best efforts to file a registration statement under the Securities Act if requested by the holders of (i) 35 percent of the outstanding shares of Preferred Stock (on an as-converted basis) held by Rightsholders immediately prior to the Offering (the "Preferred Rightsholders"); or (ii) 35 percent of the outstanding shares of Common Stock held by Rightsholders immediately prior to the Offering (the "Common Rightsholders"). In addition, at any time after the Company becomes eligible to use Form S-3, on not more than one occasion, the Company is required to use its best efforts to file a registration statement on Form S-3 if requested by (i) 35 percent of the Preferred Rightsholders or

(ii) 35 percent of the Common Rightsholders. The Registration Rights Agreement also provides that in the event the Company proposes to file a registration statement under the Securities Act with respect to an offering by the Company, the Rightsholders shall be entitled to include Registrable Shares in such registration, subject to the right of the managing underwriter of any such offering to exclude some or all of such Registrable Shares from such registration if and to the extent that inclusion of such Shares would adversely affect the marketing of the shares to be sold by the Company ("Incidental Rights"). In such event, the amount of Registrable Shares to be offered for the accounts of the Rightsholders shall be reduced pro rata among all of the requesting Rightsholders based upon the number of shares requested to be included in such registration by all requesting Rightsholders. BI will have such Incidental Rights with respect to any BI Shares issued in the Offering. The Company is required to bear the expenses of the first registration requested by Preferred Rightsholders and the first registration requested by Common Rightsholders, except underwriting discounts and commissions and fees of more than one counsel to the Rightsholders. The Rightsholders and BI are subject to certain lock-up agreements. See "Shares Eligible For Future Sale."


DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS

     The Company is subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15 percent or more of the corporation's voting stock.

     The Restated Certificate of Incorporation provides for the division of the Board of Directors into three classes as nearly equal in size as possible with staggered three-year terms. See "Management." In addition, the Restated Certificate of Incorporation provides that directors may be removed only for cause by the affirmative vote of the holders of two-thirds of the shares of capital stock of the corporation entitled to vote. Under the Restated Certificate of Incorporation, any vacancy on the Board of Directors, however occurring, including a vacancy resulting from an enlargement of the Board, may only be filled by vote of a majority of the directors then in office. The classification of the Board of Directors and the limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of the Company.

     The Restated Certification of Incorporation also provides that after the closing of the Offering, any action required or permitted to be taken by the stockholders of the Company at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. The Restated Certificate of Incorporation further provides that special meetings of the stockholders may only be called by the Chairman of the Board of Directors, the Chief Executive Officer or, if none, the President of the Company or by the Board of Directors. Under the Company's Amended and Restated By-Laws (the "By-Laws"), in order for any matter to be considered "properly brought" before a meeting, a stockholder must comply with certain requirements regarding advance notice to the Company. The foregoing provisions could have the effect of delaying until the next stockholders meeting stockholder actions which are favored by the holders of a majority of the outstanding voting securities of the Company. These provisions may also discourage another person or entity from making a tender offer for the Company's Common Stock, because such person or entity, even if it acquired a majority of the outstanding voting securities of the Company, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders meeting, and not by written consent.

     The General Corporation Law of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. The Restated Certificate of Incorporation and the By-Laws require the affirmative vote of the holders of at least 66 2/3 percent of the shares of capital stock of the Company issued and outstanding and entitled to vote to amend or repeal any of the provisions described in the prior two paragraphs.

     The Restated Certificate of Incorporation contains certain provisions permitted under the General Corporation Law of Delaware relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. Further, the Restated Certificate of Incorporation contains provisions to indemnify the Company's directors and officers to the fullest extent permitted by the General Corporation Law of Delaware. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to the Offering, there has not been any public market for the Common Stock and there can be no assurance that a significant public market for the Common Stock will be developed or be sustained after the Offering. Sales of substantial amounts of Common Stock in the public market after the Offering, or the possibility of such sales occurring, could adversely affect prevailing market prices for the Common Stock or the future ability of the Company to raise capital through an offering of equity securities. See "Risk Factors -- Shares Eligible for Future Sale; Registration Rights."

     After the Offering, the Company will have outstanding 6,334,885 shares of Common Stock (6,703,135 shares if the Underwriters' over-allotment option is exercised in full). Of these shares, the 2,455,000 shares offered hereby will be freely tradable in the public market without restriction under the Securities Act, unless such shares are held by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act, or are subject to certain lock-up agreements as described below.

     The remaining 3,879,885 shares of Common Stock outstanding upon completion of the Offering will be "restricted securities" as that term is defined in Rule 144 (the "Restricted Shares"). The Restricted Shares were issued and sold by the Company in private transactions in reliance upon exemptions from registration under the Securities Act. Restricted Shares may be sold in the public market only if they are registered or if they qualify for an exemption from registration under the Securities Act, including an exemption under Rule 144 or 701, which are summarized below.

     Pursuant to "lock-up" agreements, certain of the Company's stockholders and all of its executive officers and directors, who collectively hold 3,765,801 of such Restricted Shares (excluding BI), have agreed not to offer, sell, or otherwise dispose of any of their Restricted Shares for a period of 270 days from the date of this Prospectus (the "Lock-Up Period"), without the prior written consent of EVEREN Securities. In addition, BI has agreed not to offer, sell or otherwise dispose of any shares of Common Stock received under the BI Equity Investment for a period of 360 days from the date of this Prospectus without the prior written consent of EVEREN Securities (the "BI Lock-Up Period"). The Company has also agreed that it will not offer, sell or otherwise dispose of Common Stock for a period of 180 days from the date of this Prospectus, other than pursuant to existing stock option plans or upon exercise of currently outstanding warrants, without the prior written consent of EVEREN Securities. Upon termination of the Lock-Up Period, approximately 3,671,347 shares of the Restricted Shares will be eligible for immediate sale in the public market, subject to certain volume, manner of sale, and other limitations under Rule 144. Upon termination of the BI Lock-Up Period, the BI Shares will be eligible for immediate sale in the public market without limitation. In addition, of the Restricted Shares not subject to lock-up agreements, approximately 74,741 shares will be eligible for immediate sale, without limitation under Rule 144(k), and approximately 39,342 of such Restricted Shares will be eligible for sale beginning 90 days after the date of this Prospectus, subject to certain volume, manner of sale and other limitations under Rule 144 and Rule 701.

     Following the expiration of such lock-up periods, certain shares issued upon exercise of options granted by the Company prior to the date of this Prospectus will also be available for sale in the public market pursuant to Rule 701 under the Securities Act. Rule 701 permits resales of such shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, imposed under Rule 144. In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, a person (or persons whose shares of the Company are aggregated) who has beneficially owned Restricted Shares for at least one year (including the holding period of any prior owner who is not an affiliate of the Company) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of Common Stock (approximately 63,349 shares immediately after the Offering) or the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a report on Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner who is not an affiliate of the Company) is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

     As of March 31, 1997, options to purchase a total of 362,152 shares of Common Stock were outstanding under the Company's 1994 Equity Incentive Plan. Of such shares, an aggregate of approximately 289,775 shares are subject to lock-up agreements as described above, and the remaining 72,377 shares will be available for sale in the public market 90 days after the date of this Prospectus pursuant to Rule 701. As of March 31, 1997, 375,965 shares were available for future option grants under the 1994 Equity Incentive Plan.

     The Company intends to file after the effective date of the Offering a Registration Statement on Form S-8 to register an aggregate of 738,117 shares of Common Stock reserved for issuance under the 1994 Equity Incentive Plan. Such Registration Statement will become effective automatically upon filing. Shares issued under the 1994 Equity Incentive Plan, after the filing of the Registration Statement on Form S-8, may be sold in the open market, subject, in the case of certain holders, to the Rule 144 limitations applicable to affiliates, the above-referenced lock-up agreements and vesting restrictions imposed by the Company.

     At the completion of the Offering, certain stockholders will be entitled to certain rights with respect to the registration of shares for resale under the Securities Act. See "Description of Capital Stock."

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the underwriters (the "Underwriters") named below, for whom EVEREN Securities and Principal Financial Securities, Inc. are acting as representatives (the "Representatives"), have severally agreed to purchase, subject to the terms and conditions of the Underwriting Agreement, and the Company has agreed to sell to the Underwriters, the following respective number of shares of Common Stock.

                                                                           NUMBER OF
                                  UNDERWRITERS                              SHARES
        -----------------------------------------------------------------  ---------
        EVEREN Securities, Inc. .........................................
        Principal Financial Securities, Inc .............................

                                                                           ---------
             Total.......................................................  2,455,000
                                                                           =========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company and its counsel and independent auditors. The nature of the Underwriters' obligation is such that they are committed to purchase all shares of Common Stock offered hereby if any of such shares are purchased.

     The Underwriters propose to offer the shares of Common Stock to the public at the offering price set forth on the cover page of this Prospectus, and to
certain dealers at such price less a concession not in excess of $     per
share. The Underwriters may allow to selected dealers and such dealers may
reallow a concession not in excess of $     per share to certain other dealers.
After the initial public offering of the shares of Common Stock, the offering price and other selling terms may be changed by the Representatives.

     The Company has granted to the Underwriters an option, exercisable at any time during the 30-day period after the date of this Prospectus, to purchase up to an additional 368,250 shares of Common Stock at the initial public offering price set forth on the cover page of this Prospectus, less underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the Offering. To the extent such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth next to such Underwriter's name in the preceding table bears to the total number of shares listed in the table.

     The offering of the shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the Offering without notice. The Underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

     In connection with the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot the Offering, creating a syndicate short position. In addition, the Underwriters may bid for and purchase shares of Common Stock in the open market to cover syndicate short positions or to stabilize the price of the Common Stock. Finally, the underwriting syndicate may reclaim selling concessions from syndicate members in the Offering, if the syndicate repurchases previously distributed Common Stock in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     The Representatives of the Underwriters have informed the Company that the Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     The executive officers, directors and certain employees of the Company and other stockholders have agreed that they will not, without the prior written consent of EVEREN Securities, offer, sell or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock, or securities exchangeable for or convertible into shares of Common Stock for a period of 270 days from the date of this Prospectus. BI has agreed that it will not, without the prior written consent of EVEREN Securities, offer, sell or otherwise dispose of any shares of Common Stock for a period of 360 days from the date of this Prospectus. The Company has agreed that it will not, without the prior written consent of EVEREN Securities, offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock for a period of 270 days after the date of this Prospectus, except for securities issued under its option plan or upon exercise of currently outstanding warrants. See "Shares Eligible for Future Sale."

     Prior to the Offering, there has been no public market for the Common Stock. Consequently, the initial public offering price for the shares of Common Stock included in the Offering will be determined by negotiations between the Company and the Representatives. Among the factors considered in determining such price will be the history of and prospects for the Company's business and the industry in which it competes, an assessment of the Company's management and the present state of the Company's development, its past and present operations and financial performance, the prospects for future earnings of the Company, the present state of the Company's research programs, the current state of the economy in the United States and the current level of economic activity in the industry in which the Company competes and in related or comparable industries, and the current prevailing condition in the securities markets, including current market valuations of publicly traded companies that are comparable to the Company.

                                 LEGAL MATTERS

     Hale and Dorr LLP, Boston, Massachusetts will pass upon the validity of the shares of Common Stock offered by the Company hereby. Skadden, Arps, Slate, Meagher & Flom (Illinois), Chicago, Illinois, will pass upon certain legal matters relating to the Offering for the Underwriters.

                                    EXPERTS

     The financial statements of Transcend Therapeutics, Inc. at December 31, 1995 and 1996, and for each of the three years in the period ended December 31, 1996 and for the period January 1, 1993 (commencement of operations) to December 31, 1996 (not separately presented herein) appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as stated in their report thereon (which contains an explanatory paragraph with respect to the Company's ability to continue as a going concern) appearing elsewhere herein and are included in reliance upon such report, given upon the authority of such firm as experts in accounting and auditing.

     The statements in this Prospectus under the captions "Risk
Factors -- Patents and Proprietary Rights; Third-Party Rights" and
"Business -- Patents and Proprietary Rights" relating to United States patent matters have been reviewed and approved by Pennie & Edmonds LLP, New York, New York, patent counsel to the Company, and have been included herein in reliance upon the review and approval by such firm as experts in patent law.

                             ADDITIONAL INFORMATION

     As a result of the Offering, the Company will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith will file periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The Company intends to furnish to its stockholders annual reports containing financial statements audited by an independent public accounting firm and will make available copies of quarterly reports containing unaudited financial statements for the first three quarters of each fiscal year.

     The Company has filed with the Commission, Washington, D.C. 20549, a Registration Statement (which term shall include all amendments, exhibits and schedules thereto) on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission, to which Registration Statement reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement and the exhibits thereto may be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at N.W., Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. In addition, the Company is required to file electronic versions of these documents with the Commission through the Commission's Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system. The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

                          TRANSCEND THERAPEUTICS, INC.
                      (A Company in the Development Stage)

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Auditors.........................................................   F-2
Balance Sheets.........................................................................   F-3
Statements of Operations...............................................................   F-4
Statements of Redeemable Preferred Stock and Stockholders' Deficit.....................   F-5
Statements of Cash Flows...............................................................   F-6
Notes to Financial Statements..........................................................   F-7

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Transcend Therapeutics, Inc.

     We have audited the accompanying balance sheets of Transcend Therapeutics, Inc. (a company in the development stage) as of December 31, 1996 and 1995, and the related statements of operations, redeemable preferred stock and stockholders' deficit, and cash flows for each of the three years in the period ended December 31, 1996 and the period January 1, 1993 (commencement of operations) to December 31, 1996 (not separately presented herein) . These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Transcend Therapeutics, Inc. (a company in the development stage) at December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 and the period January 1, 1993 (commencement of operations) to December 31, 1996 (not separately presented herein) in conformity with generally accepted accounting principles.

     As discussed in Note 1, the Company is a development-stage company with a net capital deficiency that has not and will not achieve sufficient revenues to support future operations without additional financing. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                            ERNST & YOUNG LLP

Boston, Massachusetts
January 10, 1997

                          TRANSCEND THERAPEUTICS, INC.
                      (A Company in the Development Stage)

                                 BALANCE SHEETS


                                                                     DECEMBER 31,               MARCH 31,
                                                             -----------------------------     ------------
                                                                 1996             1995             1997
                                                             ------------     ------------     ------------
                                                                                               (UNAUDITED)
                                          ASSETS
Current assets:
  Restricted cash..........................................                                    $  4,349,806
  Unrestricted cash and cash equivalents...................  $    639,626     $  1,276,305        1,145,752
  Prepaid expenses and other current assets................        39,579           38,282           23,399
  Other assets.............................................        41,328                            25,000
                                                             ------------     ------------     ------------
Total current assets.......................................       720,533        1,314,587        5,543,957
Property and equipment, net................................        46,108           52,706           42,840
Other assets:
  Deferred offering costs..................................       409,548                           833,565
  Patents and licenses, net................................       389,576          443,795          376,021
  Other assets.............................................                         54,600
                                                             ------------     ------------     ------------
                                                             $  1,565,765     $  1,865,688     $  6,796,383
                                                             ============     ============     ============

            LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT

Current liabilities:
  Accounts payable and accrued expenses....................  $    624,535     $    404,329     $  1,189,859
  Interest payable to related party........................                        177,534
                                                             ------------     ------------     ------------
Total current liabilities..................................       624,535          581,863        1,189,859
Senior Secured Convertible Note............................                      2,000,000
Redeemable Preferred Stock:
  Series A Redeemable Convertible Preferred Stock,
    12,991,000 shares authorized, 9,916,330 and 6,500,000
    shares issued and outstanding, in 1996 and 1995
    respectively, par value $.01 (liquidation preference of
    $9,140,187)............................................     9,140,187        6,500,000        9,140,187
  Series B Redeemable Convertible Preferred Stock,
    3,000,000 shares authorized, 690,775 shares issued and
    outstanding, par value $.01 (liquidation preference of
    $1,036,163)............................................     1,036,163                         1,036,163
  Series C Redeemable Convertible Preferred Stock,
    4,255,319 shares authorized, issued and outstanding,
    par value $.01 (liquidation preference of
    $10,000,000)...........................................    10,000,000                        10,000,000
  Redeemable Non-convertible Preferred Stock, 9,000 shares
    authorized, issued and outstanding, par value $.01.....                      3,081,028          891,000
Stockholders' deficit:
  Common Stock, par value $0.01, 25,000,000 shares
    authorized, 779,381, 763,306 and 789,883 shares issued
    and outstanding at December 31, 1996 and 1995 and March
    31, 1997, respectively.................................         7,793            7,633            7,898
  Series A Preferred Stock Warrants, par value $0.01,
    1,625,000 warrant shares authorized, 1,375,000, issued
    and outstanding in 1995................................                         13,750
  Additional paid-in capital...............................     1,453,848          354,471        1,640,340
  Deferred compensation....................................      (977,802)                         (912,743)
  Accretion of Redeemable Nonconvertible Preferred Stock...                     (2,591,904)         (30,000)
  Deficit accumulated during the development stage.........   (19,718,959)      (8,081,153)     (16,166,321)
                                                             ------------     ------------     ------------
         Total stockholders' deficit.......................   (19,235,120)     (10,297,203)     (15,460,826)
                                                             ------------     ------------     ------------
         Total liabilities and stockholders' deficit.......  $  1,565,765     $  1,865,688     $  6,796,383
                                                             ============     ============     ============


                            See accompanying notes.

                          TRANSCEND THERAPEUTICS, INC.
                      (A Company in the Development Stage)

                            STATEMENTS OF OPERATIONS
                    (in thousands, except per-share amounts)


                                                                                            PERIOD
                                                                                        JANUARY 1, 1993
                                        YEARS ENDED DECEMBER 31        MARCH 31,         (COMMENCEMENT
                                      ---------------------------   ----------------   OF OPERATIONS) TO
                                       1996      1995      1994      1997     1996      MARCH 31, 1997
                                      -------   -------   -------   ------   -------   -----------------
                                                                      (UNAUDITED)         (UNAUDITED)
Research and development contract
  revenues and license fees.........                                $5,000   $    --        $ 11,095
Operating expenses:
  Research and development..........  $ 1,968   $ 2,739   $ 2,627      501       479          12,333
  General administration............    1,834     1,645     1,115      971       395           7,191
                                      -------   -------   -------   ------   -------        --------
Total operating expenses............    3,802     4,384     3,742    1,472       874          19,524
Other income (expense):
  Interest income...................       30       112       139       25        12             305
  Interest expense..................     (355)     (178)                --      (150)           (532)
                                      -------   -------   -------   ------   -------        --------
                                         (325)      (66)      139       25      (138)           (227)
                                      -------   -------   -------   ------   -------        --------
Net income (loss)...................  $(4,127)  $(4,450)  $(3,603)  $3,553   $(1,012)       $ (8,656)
                                                                                            ========
                                      -------   -------   -------   ------   -------
Accretion of Redeemable
  Nonconvertible Preferred Stock....   (5,080)   (1,481)   (1,111)     (30)     (370)
                                      -------   -------   -------   ------   -------
Net income (loss) to common
  stockholders......................   (9,207)   (5,931)   (4,714)   3,523    (1,382)
                                      =======   =======   =======   ======   =======
Pro forma net income (loss) per
  common share......................  $ (2.31)                      $  .88
                                      =======                       ======
Pro forma weighted average common
  shares outstanding................    3,981                        3,981
                                      =======                       ======


                            See accompanying notes.

                          TRANSCEND THERAPEUTICS, INC.
                      (A Company in the Development Stage)

       STATEMENTS OF REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT

                                                        SERIES A                 SERIES B                 SERIES C
                                                 CONVERTIBLE PREFERRED    CONVERTIBLE PREFERRED     CONVERTIBLE PREFERRED
                                                    PREFERRED STOCK          PREFERRED STOCK           PREFERRED STOCK
                                                 ----------------------   ----------------------   -----------------------
                                                 NUMBER OF                NUMBER OF                NUMBER OF
                                                  SHARES       AMOUNT      SHARES       AMOUNT      SHARES       AMOUNT
                                                 ---------   ----------   ---------   ----------   ---------   -----------
Issuance of Common Stock, December 1992
 ($.01/share)...................................
Purchase of Treasury Stock......................
Net loss........................................
Balance at December 31, 1993....................
April 1994:
 Issuance of Common Stock from treasury for
 services.......................................
 Issuance of Series A Redeemable Convertible
 Preferred Stock
  ($1.00/share)................................. 6,500,000   $6,500,000
 Issuance of Redeemable Nonconvertible Preferred
 Stock for technology
  ($1,000/share)................................
 Issuance of Common Stock for technology and
 payment of expenses ($.50/share)...............
 Issuance of Series A Preferred Stock Warrants
 ($.01/share)...................................
Accretion of Redeemable Nonconvertible Preferred
 Stock..........................................
Net loss........................................
                                                 ---------   ----------   --------    ----------   ---------   -----------
Balance at December 31, 1994.................... 6,500,000    6,500,000
Cancellation of Cornell's common shares.........
Extinguishment of Series A Preferred Warrants...
Conversion of options to common shares..........
Accretion of Redeemable Nonconvertible Preferred
 Stock..........................................
Net loss........................................
                                                 ---------   ----------   --------    ----------   ---------   -----------
Balance at December 31, 1995.................... 6,500,000    6,500,000
Issuance of Series A Redeemable Convertible
 Preferred Stock in January 1996................  130,000       130,000
Issuance of Series A Redeemable Convertible
 Preferred Stock in lieu of interest in January,
 May and September 1996 ($1.00/share)...........  496,437       496,437
Issuance of Series B Redeemable Convertible
 Preferred Stock in lieu of interest in
 September 1996 ($1.50/share)...................                            24,109    $   36,164
Conversion of Senior Secured Convertible Note to
 Series B Redeemable Convertible Preferred Stock
 in September 1996 ($1.50/share)................                           666,666       999,999
Conversion of Redeemable Convertible Senior
 Secured Convertible Note to Series A Redeemable
 Convertible Preferred Stock in September 1996
 ($1.00/share).................................. 2,000,000    2,000,000
Accretion of Redeemable Nonconvertible Preferred
 Stock..........................................
Issuance of Series C Redeemable Convertible
 Preferred Stock in September 1996
 ($2.35/share)..................................                                                    851,064    $ 2,000,000
Conversion of Redeemable Nonconvertible
 Preferred Stock to Series C Redeemable
 Convertible Preferred Stock in September 1996
 ($2.35/share)..................................                                                   3,404,255     8,000,000
Conversion of Series A Redeemable Convertible
 Warrants to Series A Preferred Stock in
 September 1996 ($.02/share)....................  789,893        13,750
Exercise of stock options.......................
Grant of stock options..........................
Amortization of deferred compensation expense...
Net loss........................................
                                                 ---------   ----------   --------    ----------   ---------   -----------
Balance at December 31, 1996.................... 9,916,330    9,140,187    690,775     1,036,163   4,255,319    10,000,000
                                                 ---------   ----------   --------    ----------   ---------   -----------
Exercise of stock options (unaudited)...........
Issuance of Common Stock warrants (unaudited)...
Grant of stock options (unaudited)
Accretion of Redeemable Nonconvertible Preferred
 Stock (unaudited)..............................
Amortization of deferred compensation
 (unaudited)....................................
Net income (unaudited)..........................
                                                 ---------   ----------   --------    ----------   ---------   -----------
Balance at March 31, 1997 (unaudited)........... 9,916,330   $9,140,187    690,775    $1,036,163   4,255,319   $10,000,000
                                                 =========   ==========   ========    ==========   =========   ===========
See accompanying notes.

                                                         REDEEMABLE
                                                       NONCONVERTIBLE                               SERIES A PREFERRED
                                                      PREFERRED STOCK           COMMON STOCK          STOCK WARRANTS
                                                  ------------------------   ------------------   ----------------------
                                                  NUMBER OF                  NUMBER OF            NUMBER OF
                                                   SHARES        AMOUNT       SHARES     AMOUNT    WARRANTS     AMOUNT
                                                  ---------    -----------   ---------   ------   ----------   ---------
                                                 <
Issuance of Common Stock, December 1992
 ($.01/share)...................................                               44,109    $  441
Purchase of Treasury Stock......................
Net loss........................................
                                                                              -------    ------
Balance at December 31, 1993....................                               44,109       441
April 1994:
 Issuance of Common Stock from treasury for
 services.......................................
 Issuance of Series A Redeemable Convertible
 Preferred Stock
  ($1.00/share).................................
 Issuance of Redeemable Nonconvertible Preferred
 Stock for technology
  ($1,000/share)................................     9,000     $   489,124
 Issuance of Common Stock for technology and
 payment of expenses ($.50/share)...............                              715,025     7,150
 Issuance of Series A Preferred Stock Warrants
 ($.01/share)...................................                                                  1,625,000    $  16,250
Accretion of Redeemable Nonconvertible Preferred
 Stock..........................................                 1,110,816
Net loss........................................
                                                    ------     -----------    -------    ------   ----------    --------
Balance at December 31, 1994....................     9,000       1,599,940    759,134     7,591   1,625,000       16,250
Cancellation of Cornell's common shares.........                               (7,025)      (70)
Extinguishment of Series A Preferred Warrants...                                                   (250,000)      (2,500)
Conversion of options to common shares..........                               11,197       112
Accretion of Redeemable Nonconvertible Preferred
 Stock..........................................                 1,481,088
Net loss........................................
                                                    ------     -----------    -------    ------   ----------    --------
Balance at December 31, 1995....................     9,000       3,081,028    763,306     7,633   1,375,000       13,750
Issuance of Series A Redeemable Convertible
 Preferred Stock in January 1996................
Issuance of Series A Redeemable Convertible
 Preferred Stock in lieu of interest in January,
 May and September 1996 ($1.00/share)...........
Issuance of Series B Redeemable Convertible
 Preferred Stock in lieu of interest in
 September 1996 ($1.50/share)...................
Conversion of Senior Secured Convertible Note to
 Series B Redeemable Convertible Preferred Stock
 in September 1996 ($1.50/share)................
Conversion of Redeemable Convertible Senior
 Secured Convertible Note to Series A Redeemable
 Convertible Preferred Stock in September 1996
 ($1.00/share)..................................
Accretion of Redeemable Nonconvertible Preferred
 Stock..........................................                   999,734
Issuance of Series C Redeemable Convertible
 Preferred Stock in September 1996
 ($2.35/share)..................................
Conversion of Redeemable Nonconvertible
 Preferred Stock to Series C Redeemable
 Convertible Preferred Stock in September 1996
 ($2.35/share)..................................    (9,000)     (4,080,762)
Conversion of Series A Redeemable Convertible
 Warrants to Series A Preferred Stock in
 September 1996 ($.02/share)....................                                                  (1,375,000)    (13,750)
Exercise of stock options.......................                               16,075       160
Grant of stock options..........................
Amortization of deferred compensation expense...
Net loss........................................
                                                    ------     -----------    -------    ------   ----------    --------
Balance at December 31, 1996....................        --              --    779,381     7,793          --           --
                                                    ------     -----------    -------    ------   ----------    --------
Exercise of stock options (unaudited)...........                               10,502       105
Issuance of Common Stock warrants (unaudited)...    28,858         861,000
Grant of stock options (unaudited)
Accretion of Redeemable Nonconvertible Preferred
 Stock (unaudited)..............................                    30,000
Amortization of deferred compensation
 (unaudited)....................................
Net income (unaudited)..........................
                                                    ------     -----------    -------    ------   ----------    --------
Balance at March 31, 1997 (unaudited)...........    28,858     $   891,000    789,883    $7,898          --    $      --
                                                    ======     ===========    =======    ======   ==========    ========
See accompanying notes.

                                                                 CUMULATIVE
                                                                ACCRETION ON                     DEFICIT
                                                                 REDEEMABLE                    ACCUMULATED                TREASURY
                                                  ADDITIONAL   NONCONVERTIBLE                     DURING                  STOCK
                                                   PAID-IN       PREFERRED        DEFERRED     DEVELOPMENT    NUMBER OF   ------
                                                   CAPITAL         STOCK        COMPENSATION      STAGE        SHARES     AMOUNT
                                                  ----------   --------------   ------------   ------------   ---------   ------
Issuance of Common Stock, December 1992
 ($.01/share)...................................  $    (436)
Purchase of Treasury Stock......................                                                                 4,959     $ (2)
Net loss........................................                                               $   (28,274)
                                                  ----------                                   ------------    -------     ----
Balance at December 31, 1993....................       (436)                                       (28,274)      4,959       (2)
April 1994:
 Issuance of Common Stock from treasury for
 services.......................................                                                                (4,959)       2
 Issuance of Series A Redeemable Convertible
 Preferred Stock
  ($1.00/share).................................
 Issuance of Redeemable Nonconvertible Preferred
 Stock for technology
  ($1,000/share)................................
 Issuance of Common Stock for technology and
 payment of expenses ($.50/share)...............    350,363
 Issuance of Series A Preferred Stock Warrants
 ($.01/share)...................................
Accretion of Redeemable Nonconvertible Preferred
 Stock..........................................                $ (1,110,816)
Net loss........................................                                                (3,602,892)
                                                  ----------    ------------    -----------    ------------    -------     ----
Balance at December 31, 1994....................    349,927       (1,110,816)                   (3,631,166)
Cancellation of Cornell's common shares.........     (3,442)
Extinguishment of Series A Preferred Warrants...      2,500
Conversion of options to common shares..........      5,486
Accretion of Redeemable Nonconvertible Preferred
 Stock..........................................                  (1,481,088)
Net loss........................................                                                (4,449,987)
                                                  ----------    ------------    -----------    ------------    -------     ----
Balance at December 31, 1995....................    354,471       (2,591,904)                   (8,081,153)         --       --
Issuance of Series A Redeemable Convertible
 Preferred Stock in January 1996................
Issuance of Series A Redeemable Convertible
 Preferred Stock in lieu of interest in January,
 May and September 1996 ($1.00/share)...........
Issuance of Series B Redeemable Convertible
 Preferred Stock in lieu of interest in
 September 1996 ($1.50/share)...................
Conversion of Senior Secured Convertible Note to
 Series B Redeemable Convertible Preferred Stock
 in September 1996 ($1.50/share)................
Conversion of Redeemable Convertible Senior
 Secured Convertible Note to Series A Redeemable
 Convertible Preferred Stock in September 1996
 ($1.00/share)..................................
Accretion of Redeemable Nonconvertible Preferred
 Stock..........................................                    (999,734)
Issuance of Series C Redeemable Convertible
 Preferred Stock in September 1996
 ($2.35/share)..................................
Conversion of Redeemable Nonconvertible
 Preferred Stock to Series C Redeemable
 Convertible Preferred Stock in September 1996
 ($2.35/share)..................................                  (3,591,638)                   (7,510,876)
Conversion of Series A Redeemable Convertible
 Warrants to Series A Preferred Stock in
 September 1996 ($.02/share)....................
Exercise of stock options.......................      7,877
Grant of stock options..........................  1,091,500                     $(1,091,500)
Amortization of deferred compensation expense...                                    113,698
Net loss........................................                                                (4,126,930)
                                                  ----------    ------------    -----------    ------------    -------     ----
Balance at December 31, 1996....................  1,453,848               --       (977,802)   (19,718,959)         --       --
                                                  ----------    ------------    -----------    ------------    -------     ----
Exercise of stock options (unaudited)...........      5,147
Issuance of Common Stock warrants (unaudited)...    178,000
Grant of stock options (unaudited)                    3,346                          (3,346)
Accretion of Redeemable Nonconvertible Preferred
 Stock (unaudited)..............................                     (30,000)
Amortization of deferred compensation
 (unaudited)....................................                                     68,405
Net income (unaudited)..........................                                                 3,552,638
                                                  ----------    ------------    -----------    ------------    -------     ----
Balance at March 31, 1997 (unaudited)...........  $1,640,341    $    (30,000)   $  (912,743)   $(16,166,321)        --     $ --
                                                  ==========    ============    ===========    ============    =======     ====
See accompanying notes.

                          TRANSCEND THERAPEUTICS, INC.
                      (A Company in the Development Stage)

                            STATEMENTS OF CASH FLOWS
                    (in thousands, except per-share amounts)


                                                                                                                   PERIOD
                                                                                                              JANUARY 1, 1993
                                                                  DECEMBER 31,               MARCH 31,         (COMMENCEMENT
                                                           ---------------------------   -----------------   OF OPERATIONS) TO
                                                            1996      1995      1994      1997      1996       MARCH 31, 1997
                                                           -------   -------   -------   -------   -------   ------------------
                                                                                            (UNAUDITED)         (UNAUDITED)
OPERATING ACTIVITIES
  Net (loss) income......................................  $(4,127)  $(4,450)  $(3,603)  $ 3,553   $(1,012)       $ (8,656)
  Adjustments to reconcile net loss to cash provided by
    operating activities:
    Depreciation.........................................       13        10         8         4         2              39
    Amortization.........................................       54        54        41        14        14             163
    Issuance of Preferred Stock in lieu of interest
      payments...........................................      533                                     199             533
    Amortization of deferred compensation expense........      114                            68                       182
    Loss on sale of property and equipment...............                  5                                             5
    Expenses incurred with related party that were
      settled with the issuance of Common Stock..........                          304                                 304
    Change in operating assets and liabilities:
      Restricted cash....................................                                 (4,350)                   (4,350)
      Prepaid expenses and other current assets..........       (1)      162      (193)       16        15             (23)
      Other assets.......................................       13         3       (50)       16                       (21)
      Accounts payable, Deferred Offering costs and
        accrued expenses.................................      146        84       233        64       195             614
      Interest payable to related party..................     (178)      143       (13)               (178)
                                                           -------   -------   -------   -------   -------        --------
  Net cash used in operating activities..................   (3,433)   (3,989)   (3,273)     (615)     (765)        (11,210)

INVESTING ACTIVITIES
  Purchase of equipment and improvements.................       (7)      (29)      (18)        0        (5)            (86)
  Proceeds from sale of equipment........................        1         1                                             2
                                                           -------   -------   -------   -------   -------        --------
  Net cash used in investing activities..................       (6)      (28)      (18)        0        (5)            (84)

FINANCING ACTIVITIES
  Issuance of Common Stock Warrants......................
  Proceeds from issuance of debt.........................    1,000     2,000       170       178                     3,348
  Payment on note payable to related party...............               (170)                                         (170)
  Offering costs.........................................     (335)                           77                      (258)
  Issuance of Series A Preferred Stock Warrants..........                           16                                  16
  Issuance of Series A Redeemable Convertible Preferred
    Stock................................................      130               6,500       861       130           7,491
  Issuance of Series C Redeemable Convertible Preferred
    Stock................................................    2,000                                                   2,000
  Issuance of Redeemable Non-Convertible Preferred
    Stock................................................
  Issuance of Common Stock...............................
  Proceeds from exercise of stock options................        8         2                   5                        15
  Purchase of Treasury Stock.............................                                                               (2)
                                                           -------   -------   -------   -------   -------        --------
  Net cash provided by financing activities..............    2,803     1,832     6,686     1,121       130          12,440
                                                           -------   -------   -------   -------   -------        --------
Increase (decrease) in cash and cash equivalents.........     (636)   (2,185)    3,395       506      (640)          1,146
Cash and cash-equivalents at beginning of period.........    1,276     3,461        66       640     1,276
                                                           -------   -------   -------   -------   -------        --------
Cash and cash-equivalents at end of period...............  $   640   $ 1,276   $ 3,461   $ 1,146   $   636        $  1,146
                                                           =======   =======   =======   =======   =======        ========

SUPPLEMENTAL DISCLOSURES FOR NON-CASH ACTIVITIES:
Non-Cash Financing Transactions
Issuance of Redeemable Nonconvertible Preferred Stock
  for technology.........................................                      $   489
Issuance of Common Stock for technology..................                      $    53
Conversion of Senior Secured Convertible Notes to
  Series B Redeemable Convertible Preferred Stock........  $ 1,000
Conversion of Senior Secured Convertible Notes to
  Series A Redeemable Convertible Preferred Stock........  $ 2,000
Conversion of Series A Redeemable Convertible Stock
  Warrants to Series A Preferred Stock...................  $    14


                            See accompanying notes.

                          TRANSCEND THERAPEUTICS, INC.
                      (A Company in the Development Stage)

                         NOTES TO FINANCIAL STATEMENTS

                               DECEMBER 31, 1996

1.  BASIS OF PRESENTATION

  COMPANY

     Transcend Therapeutics, Inc. (the "Company") was incorporated on December 23, 1992, and began operations in January 1993. The Company is a development-stage enterprise, as defined in Statement of Financial Accounting Standards No. 7, and is devoting its efforts to develop novel pharmaceuticals for the treatment of diseases caused by oxidative stress and resultant tissue damage, with a particular therapeutic focus on critical care. In 1997, the Company plans to begin a pivotal Phase III clinical trial of its lead product candidate, Procysteine(R) , to determine its safety and efficacy in the treatment of acute respiratory distress syndrome ("ARDS").

  GOING CONCERN

     The financial statements have been prepared on a going-concern basis. For the current year ended, the Company recorded a net loss of $4,126,930, as funds were primarily expended by the Company on the ongoing Procysteine(R) clinical development program for the treatment of ARDS. At December 31, 1996, the Company had a net capital deficiency and has not and will not achieve sufficient revenue to support future operations without additional financing. Management believes that to continue as a going concern, the Company will require additional funding to complete both its clinical development program and, ultimately, the marketing of its products.

     Management is proceeding with plans to secure new funds for the ongoing clinical development of Procysteine(R) through: (1) funding provided by a worldwide collaboration with a pharmaceutical marketing partner for intravenous Procysteine(R); and (2) a $1 million private financing by existing corporate and venture capital shareholders of the Company; and (3) an initial public offering of the Company's Common Stock in 1997. The 1996 financial statements do not include any adjustments for the planned new fundraising.

  RECAPITALIZATION

     In August 1996, the Company's Board of Directors approved a one-for-five reverse stock split of its Common Stock. There was a delay in filing the necessary amendments to the Company's charter and the split was not effective until February 1997. All common share and per share amounts have been adjusted retroactively to reflect the stock split.

     On April 5, 1994, the Company completed a recapitalization in which 25,000,000 shares of common stock, 8,125,000 shares of Series A Redeemable Convertible Preferred Stock, 9,000 shares of Redeemable Nonconvertible Preferred Stock and 1,625,000 warrants to purchase 1,625,000 shares of Series A Redeemable Convertible Preferred Stock were authorized. All previously issued and outstanding shares of common stock were exchanged and reissued for 44,109 shares of common stock, effected in the form of a stock dividend. The accompanying financial statements reflect the recapitalization and, accordingly, all financial statements have been restated on a retroactive basis for all periods presented.

  CONTRACT RESEARCH FEE

     During the year ended December 31, 1993, the Company received a one-time contract research fee of $6,095,400 from Clintec Nutrition Company ("Clintec"), a joint venture of Baxter Healthcare Corporation ("Baxter") and Nestle SA ("Nestle"), for various research and development services. Upon the closing of the first venture capital financing of $6,500,000 on April 5, 1994, the Company

                          TRANSCEND THERAPEUTICS, INC.
                      (A Company in the Development Stage)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

acquired Procysteine(R) and related technologies from Clintec in exchange for 680,000 shares of Common Stock and 9,000 shares of Redeemable Nonconvertible Preferred Stock (see Note 6).

  INTERIM FINANCIAL STATEMENTS (UNAUDITED)

     The balance sheet at March 31, 1997, the statements of operations and statements of cash flows for the three months ended March 31, 1996 and 1997 and the period from January 1, 1993 (date of inception) through March 31, 1997, and the statement of Redeemable Preferred Stock and Stockholders' Deficit for the three months ended March 31, 1997 are unaudited, but, in the opinion of management, include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of results for these interim periods. The results of operations for the three months ended March 31, 1997 are not necessarily indicative of the results to be expected for the entire year.

2.  SIGNIFICANT ACCOUNTING POLICIES

  ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

  RESTRICTED CASH

     Pursuant to the Development and License Agreement with Boehringer Ingelheim, GmbH(BI), the Company is restricted as to the manner in which it can use proceeds from BI. According to the agreement, the use of all funding under the BI Agreement must be used exclusively for the ARDS Development Program.

  CASH AND CASH EQUIVALENTS

     The Company considers all investments with an original maturity of three months or less on their acquisition date to be cash equivalents.

  PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost and are depreciated using the straight-line method over the estimated useful lives of the related assets. The cost and accumulated depreciation of property and equipment at December 31 are as follows:

                                                                    1996        1995
                                                                   -------     -------
        Furniture and equipment..................................  $75,651     $69,020
        Less accumulated depreciation............................   29,543      16,314
                                                                   -------     -------
        Furniture and equipment, net.............................  $46,108     $52,706
                                                                   =======     =======

  INTANGIBLE ASSETS

     Acquired patents and licenses are recorded at cost and amortized using the straight-line method over the estimated useful lives of the related assets, subject to the maximum legal life of the patents and/or licenses. The costs of internally generated patents or patent applications are expensed in the period incurred as research and development expenses.

                          TRANSCEND THERAPEUTICS, INC.
                      (A Company in the Development Stage)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

  FAIR VALUE OF FINANCIAL INSTRUMENTS

     In 1996, the Company adopted SFAS No. 107, "Disclosures about the Fair Value of Financial Instruments," which requires the disclosure of the fair value of financial instruments. At December 31, 1996, the Company's financial instruments consist of cash and cash equivalents, accounts payable and accrued expenses, and mandatorily redeemable preferred stock. Fair value of issued equity instruments is based upon negotiated prices and includes cash and the fair value of other consideration received.

  MANDATORY REDEEMABLE PREFERRED STOCK

     Mandatorily redeemable preferred stock is recorded upon issuance at fair value, net of issuance costs, and periodically accreted to redemption value using the interest method.

  REVENUE RECOGNITION


     Research and development contract revenues and license revenues are recognized as earned and represent, in 1993, reimbursement of the Company's expenditures pursuant to the terms of an agreement with Clintec Nutrition Company whereby the Company was reimbursed $6,095,000 for expenditures it incurred. In 1997, the Company recognized as revenue the $5.0 million license fee received from BI because it represents a license fee in exchange for which the Company granted BI exclusive rights to various patents related to intravenous procysteine and which the Company has no obligation to repay.


  STOCK-BASED COMPENSATION

     The Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) in accounting for its stock-based compensation plans, rather than the alternative fair value accounting method provided for under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123). Under APB 25, when the exercise price of options granted to employees and outside directors under these plans equals the market price of the underlying stock on the date of grant, no compensation expense is required.

     As required by FAS 123, the Company accounts for stock based compensation issued to non-employee suppliers of goods and services utilizing the fair value method provided for under FAS 123.

  PRO FORMA NET LOSS PER COMMON SHARE (UNAUDITED)

     Pro forma net loss per common share is computed using the weighted average number of common shares, convertible preferred shares assuming conversion at date of issuance and dilutive equivalent shares from stock options and warrants using the treasury stock method. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletin No. 83, shares and equivalent shares issued by the Company at prices below the assumed public offering price during the twelve-month period prior to the proposed offering have been included in the calculation as if they were outstanding for all periods presented (using the treasury stock method and using the assumed midpoint of the initial public offering price range.) Historical loss per share has not been presented since such amounts are not deemed meaningful.

     The accretion of Redeemable Nonconvertible Preferred Stock is added to the Company's net loss in order to arrive at net loss available to common stockholders in the calculation of net loss per common share.

DEFERRED OFFERING COSTS

     The Company defers specific incremental costs directly attributable to its public offering incurred prior to the offering, which will be charged, against equity at the completion of the offering.

                          TRANSCEND THERAPEUTICS, INC.
                      (A Company in the Development Stage)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

     In March 1995, the Financial Accounting Standards Board (FAS) issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (FAS 121), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. FAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company adopted FAS 121 in the first quarter of 1996. The adoption of this Statement had no impact on the financial position or results of operations of the Company as no indicators of impairment currently exist.

3.  ACCRUED LIABILITIES

     Included in accounts payable and accrued expenses were the following accrued expenses at December 31:

                                                                   1996         1995
                                                                 --------     --------
        Accrued vacation.......................................  $ 53,000     $ 33,000
        Accrued clinical costs.................................    58,000      177,000
        Accrued other..........................................    64,000       98,000
        Accrued offering costs.................................   105,000
        Accrued patent costs...................................    20,000
                                                                 --------     --------
                  Total accrued expenses.......................  $300,000     $308,000
                                                                 ========     ========

4.  SENIOR SECURED CONVERTIBLE NOTES

     On September 13, 1995, the Company sold Series A Notes in the aggregate principal amount of $2,000,000 to certain institutional investors. Subsequently, on May 29, 1996, the Company issued Series B Convertible Notes in the aggregate principal amount of $1,000,000 to certain institutional investors. The Series A Notes were convertible into shares of Series A Preferred Stock at one share per $5.00 of principal outstanding. The Series B Notes were convertible into shares of Series B Preferred stock at one share per $7.50 of principal outstanding.

     Prior to conversion, each note was to mature on January 15, 1997, bearing interest of 30% per annum, payable every four months beginning January 13, 1996. Interest payments were made in the form of Series A and B Convertible Preferred Stock. All principal and accrued interest were converted into shares of Series A and B Convertible Preferred Stock upon the closing of the issuance of the Series C Convertible Preferred Stock as described in Note 6.

5.  INCOME TAXES

     The Company accounts for income taxes using the liability method, whereby tax rates are applied to cumulative temporary differences based on when and how they are expected to affect the tax return. Deferred tax assets and liabilities are adjusted for tax rate changes.

     At December 31, 1996, the Company has available net operating tax loss carry-forwards, for both federal and Massachusetts tax purposes, of approximately $11,900,000. These losses are available to offset future income of the company and will expire for both federal and Massachusetts tax purposes through the year 2011 and 2001, respectively. The utilization of these tax losses and tax credit carry-forwards may be subject to limitation as a result of any past or potential ownership changes as defined by Sections 382 and 383 of the Internal Revenue Code.

                          TRANSCEND THERAPEUTICS, INC.
                      (A Company in the Development Stage)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     In addition, the Company has approximately $400,000 and $375,000, respectively, of federal and state research and development tax credit carry-forwards. These credits are available, subject to limitations, to offset future tax liabilities of the Company and will expire through 2011.

     Deferred income taxes reflect the net tax effect of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Due to the Company's net loss position, a valuation allowance for 100% of its deferred tax assets has been established. The Company has the following deferred tax assets as of December 31:

                                                               1996            1995
                                                            -----------     -----------
        Deferred tax assets:
          Net operating loss carryforwards................  $ 4,760,000     $ 3,213,346
          Vacation accrual................................       20,000           7,685
          R&D tax credit..................................      775,000         650,000
                                                            -----------     -----------
        Total deferred tax assets.........................    5,555,000       3,871,031
        Valuation allowance...............................   (5,555,000)     (3,871,031)
                                                            -----------     -----------
        Deferred income taxes, net........................  $       -0-     $       -0-
                                                            ===========     ===========

     The net increase during 1995 and 1996 in the total valuation allowance was $1,683,969 and $1,775,463, respectively, as a result of the unbenefitted net loss in the respective years.

6. STOCKHOLDERS' EQUITY

  COMMON STOCK

     On April 5, 1994, the Company acquired a direct license from Cornell Research Foundation ("Cornell") to the Procysteine(R) and related technologies for the issue of 35,025 shares of Common Stock. In accordance with the same agreement, the Company issued 680,000 shares of Common Stock to Clintec as part consideration for the acquisition of the Procysteine(R) and related technologies. The technology has been recorded at the Common Stock's fair value of $.50 per share at the time of the transaction.

     In relation to the acquisition of Covered Technology from Clintec, Clintec agreed on April 5, 1994 to forgive and forever discharge the Company from any obligation to repay an outstanding amount due for expenses incurred of $304,446 due to Clintec. The Company recorded this amount as a contribution to capital during 1994.

     The Company has reserved 2,977,485 shares of Common Stock for issuance upon conversion of the Series A, B and C Redeemable Convertible Preferred Stock and Common Stock Warrants, and 370,324 shares of Common Stock for issuance upon exercise of stock options granted under the 1994 Equity Incentive Plan.

  COMMON STOCK WARRANTS

     On October 28, 1994, as additional consideration for the execution of the lease on the office space, the Company issued Common Stock Warrants to purchase 5,000 shares of Common Stock, exercisable through October 28, 1999, at $5.00 per share to the lessor.

  SERIES A REDEEMABLE CONVERTIBLE PREFERRED STOCK

     During 1994, the Company sold 6,500,000 shares of Series A Redeemable Convertible Preferred Stock ("Series A Stock") for $6,500,000. The Series A Stock is convertible into shares of Common

                          TRANSCEND THERAPEUTICS, INC.
                      (A Company in the Development Stage)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

Stock, at a conversion price of $5.00 per share, and has a liquidation preference over the Nonconvertible Preferred Stock and the Common Stock of up to $1.00 per share plus any accrued, but unpaid, dividends. In addition, the Series A Stock will participate on an as-converted basis with Common Stock in any dividends declared and in remaining assets in liquidation. The Series A Stock is redeemable, at the option of the holder, in certain circumstances. The holders of Series A stock are entitled to vote at a meeting of the shareholders on an as-converted basis.

  SERIES B AND C REDEEMABLE CONVERTIBLE PREFERRED STOCK

     On September 3, 1996, the Company sold an aggregate of 851,064 shares of its Series C Convertible Preferred Stock to a group of investors for $2.0 million. As part of the same transaction, the sole holder (Clintec) of 9,000 shares of the Company's Redeemable Nonconvertible Preferred Stock exchanged such shares for 3,404,255 shares of Series C Convertible Preferred Stock. The Series C Stock is convertible into shares of Common Stock, at a conversion price of $11.75 per share. In addition, $3.1 million in aggregate principal amount of, and interest on, the Series A Notes and Series B Notes were converted into an aggregate of 2,098,631 shares of Series A Convertible Preferred Stock and 690,775 shares of Series B Convertible Preferred Stock. The notes were scheduled to mature on January 15, 1997, bearing interest of 30% per annum (see Note 4).

     The holders of Series B and C Redeemable Convertible Preferred Stock are entitled to receive dividends and to vote at each meeting of the stockholders at a rate equal to the amount they would have received as if the shares were converted into comparable shares of common stock.

     The Series B and C Preferred Stock are convertible into common stock of the Company at conversion prices of $7.50 and $11.75, respectively, subject to adjustment should the Company have a stock split or stock dividend or issue additional securities that are convertible into shares of Common Stock at conversion prices of less than $7.50 and $11.75, respectively.

     The Series B and C Preferred Stock are redeemable, at the option of the holder, in certain circumstances and have a liquidation preference over Common Stock holders of up to $1.50 and $2.35 per share, respectively, plus any accrued, but unpaid dividends. The Series A, B and C Preferred Stock share ratably in any liquidation and on an as converted basis with common stock in remaining assets.

     In addition, the Company may require all of the outstanding shares of Preferred Stock to be converted into shares of common stock upon consummation of a public offering for the sale of the Company's common stock at a price at the then current conversion price, in an offering not less than $10,000,000 in proceeds.

  SERIES A REDEEMABLE CONVERTIBLE PREFERRED WARRANT SHARES

     In conjunction with the issuance of the Series A Redeemable Convertible Preferred Stock, the Company sold 1,625,000 warrants to purchase Series A Redeemable Convertible Preferred Stock at a price per share equal to the lesser of (i) the per share purchase price of the securities issued in the next financing round or (ii) $5.00. During 1995, 250,000 warrant shares were canceled by the Company in accordance with the terms and conditions stipulated in the April 4, 1994 Series A Preferred Stock Purchase Warrants agreement, as a result of not participating in the private placement offering in September 1995 (see
Note 4).

     In connection with the issuance of the Series C Convertible Preferred Stock, the holders of the Series A Preferred Stock Warrants (Series A Warrants) elected to surrender the Series A Warrants and receive Series A Convertible Preferred Stock equivalent to the difference between the deemed fair market value of the Series C Preferred Stock ($2.35/share) and the exercise price of the Series A

                          TRANSCEND THERAPEUTICS, INC.
                      (A Company in the Development Stage)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

Warrants ($1.00/share) multiplied by the outstanding Series A Warrants (1,375,000). The resulting aggregate fair market value of the Series A Preferred Stock received converted into 789,983 of Series A Convertible Preferred Stock and were issued upon the net exercise of such warrants.

  REDEEMABLE NONCONVERTIBLE PREFERRED STOCK

     The Company had issued 9,000 shares of Redeemable Nonconvertible Preferred Stock to Clintec as part consideration for the acquisition of the Procysteine(R) and related technologies at its fair value of approximately $500,000 on April 5, 1994. The Redeemable Nonconvertible Preferred Stock was redeemable, upon certain conditions at the option of the holder, at a price of $1,000 per share plus any unpaid dividends which accrued at a rate of $70 per share per annum. The Redeemable Nonconvertible Preferred Stock had a liquidation preference over Common Stock of $1,000 per share, plus any accrued, but unpaid, dividends. As part of the September 3, 1996 financing transaction, the holders exchanged the nonconvertible preferred stock for 3,404,255 of Series C Preferred Stock valued at $8 million by the Company. The Company recorded the difference of approximately $4 million between the carrying value of the Redeemable Nonconvertible Preferred Stock and the value of the Series C Preferred Stock issued in exchange thereof as a charge to accumulated deficit and an adjustment to net loss to common stockholders in 1996.

7. STOCK OPTION PLAN

     The Company has elected to follow the Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," requires the use of option valuation models that were not developed for use in valuing employee stock options.

     The Company has a 1994 Equity Incentive Plan (the Plan), as amended on August 21, 1996, which authorizes the Board of Directors to grant stock options to purchase up to an aggregate of 775,891 shares of Common Stock. Stock options granted under the Plan may qualify as "incentive stock options" under Section 422 of the Internal Revenue Code. The price at which shares may be purchased with an option shall be specified by the Board at the date the option is granted, but in the case of an incentive stock option, shall not be less than fair market value on the date of grant. The duration of any option shall be specified by the Board, but no option designated as an "incentive stock option" may be exercised beyond ten years from the date of grant. Options granted under the Plan vest ratably over two to four years beginning after one year of service.

     The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for employees and members of the Board of Directors: risk free interest rates of 5% to 7%; volatility factors of the expected market price of the Company's common stock of .01, and a weighted-average expected life of the option of 3 to 6 years. At this time management does not expect to pay any dividends to shareholders during the vesting period of the options, and therefore, has excluded such assumption from determining fair value of the options.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because changes in the subjective input assumptions can materially effect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                          TRANSCEND THERAPEUTICS, INC.
                      (A Company in the Development Stage)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     Proforma information regarding net income is required by Statement 123, and has been determined as if the Company has accounted for employee stock options under the fair value method of that Statement. Proforma net loss for 1996 and 1995 was $(4,180,878) and $(4,451,993), respectively. The proforma net loss per common share for 1996 was ($2.36). For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option' vesting period, and is net of the amount recorded for deferred compensation expense by the Company.

     During the twelve months ended December 31, 1996, the Company issued stock options to purchase shares of Common Stock at exercise prices ranging from $.50 to $2.50 per share. The Company recorded an increase to additional paid-in-capital and a corresponding charge to deferred compensation in the amount of $1,091,500 to recognize the aggregate difference between the deemed fair market value for accounting purposes of the stock options at the date of grant and the option exercise price. The deferred compensation is being amortized over the option vesting period. Compensation expense of $113,698 was recorded in the twelve months ended December 31, 1996.

     A summary of the Company's Stock option transactions are summarized as follows:

                                                                                   OPTION
                                                                   OPTIONS          PRICE
                                                                 OUTSTANDING      PER SHARE
                                                                 -----------     -----------
    Balances at December 31, 1994..............................    203,838              $.50
      Options granted..........................................     96,600               .50
      Options exercised........................................    (11,197)              .50
      Options forfeited........................................    (26,786)              .50
                                                                   -------
    Balances at December 31, 1995..............................    262,455
      Options granted..........................................      4,600        .50 - 1.50
      Options granted..........................................    126,400              2.50
      Options exercised........................................    (16,075)              .50
      Options forfeited........................................     (7,056)              .50
                                                                   -------
    Balances at December 31, 1996..............................    370,324        .50 - 2.50
                                                                   =======
    Options exercisable at December 31, 1996...................    205,088       $.50 - 2.50
                                                                   =======

     The weighted average grant-date fair value of options granted during the year and exercise price was $2.46 and $.50, respectively. The weighted average price and remaining life of the outstanding options as of December 31, 1996 is $1.20 and 33 months, respectively. The Compensation Committee of the Board of Directors of the Company voted on July 25, 1996 to accelerate the vesting employee stock options granted prior to 1996 up to 24 months pursuant to a formula based on period of employment upon the closing of an Initial Public Offering "IPO" of the Company's Common Stock. The weighted average remaining life does not reflect any adjustment to the options exerciseable by employees upon an IPO.

                          TRANSCEND THERAPEUTICS, INC.
                      (A Company in the Development Stage)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

8.  LEASE OBLIGATIONS

     The Company leases office space under a five-year operating lease, with the option to extend for an additional five years, subject to certain rights of first refusal held by other parties, which commenced in December 1994. The Company also leases certain office equipment. Future minimum lease payments under noncancelable lease agreements are as follows:

            1997......................................................  $261,826
            1998......................................................   213,528
            1999......................................................   199,851
            2000......................................................     6,348
            2001......................................................       778

     Rent expense amounted to $199,381, $185,532 and $68,599 for the years ended December 31, 1996, 1995 and 1994, respectively.

9.  COMMITMENTS AND CONTINGENCIES

     The Company is committed to pay minimum royalties to Cornell Research Foundation under patent licenses of $60,000 per annum through 2000, net of certain patent costs. In addition, the Company has an ongoing research agreement with Cornell Medical College with $133,000 due on July 1996.

10.  DEFINED CONTRIBUTION PLAN

     During 1995, the Company began a defined contribution 401(k) plan which covers substantially all employees. The plan permits participants to make contributions from 1% to 15% of their compensation (as defined). In addition, the Company may contribute to the plan at its discretion. The Company made no contributions in 1996 or 1995.

11.  RELATED-PARTY TRANSACTIONS

     During 1995, Baxter provided various services to the Company and billed $50,526 for the cost of those services. These services included clinical inventory storage and recordkeeping, stability operations, particle analysis, formulation development, quality management and laboratory services. These arrangements were terminated during 1995 and transferred to other vendors.

     During 1995, the Company repaid a note payable due to Clintec in the amount of $170,000 for fees paid by Clintec on behalf of the Company for delivery of a clinical data base.

     On October 4, 1995, the Company reached a settlement with Cornell over a dispute related to the abandonment by Cornell of a patent application in Japan. The settlement provided for the cancellation of 7,025 shares of common stock (see Note 6), change of patent attorneys and reimbursement of various costs incurred by the Company.

     During 1996, the Company paid $532,601 of interest due on the Series A and Series B Notes, in the form of shares of Series A and Series B Preferred Stock, to certain investors of the Company (see Note 6).

12.  SUBSEQUENT EVENTS (UNAUDITED)


     In February 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings per Share, which is required to be adopted on December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. The impact of this new pronouncement has not been presented since the Company has not computed the effect at this time.

                          TRANSCEND THERAPEUTICS, INC.
                      (A Company in the Development Stage)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)


     In February 1997, the Company entered into a Development and License Agreement with BI. In connection with this agreement, BI made a license payment to the Company of $5.0 million in March 1997. Pursuant to the BI-Agreement, the Company has agreed to use the funds provided by BI (including the $5.0 million upfront license fee and the $5.0 million in proceeds from the BI Equity Investment) exclusively for its ARDS development program and, as such, these funds have been classified as restricted cash on the Balance Sheet.



     Subsequent to December 31, 1996, the Company granted stock options to employees, outside consultants and Scientific Advisory Board members to purchase an aggregate of 13,309 shares of Common Stock exercisable at $11.00 per share. In accordance with SFAS 123, the Company used a Black & Scholes option pricing model to value the stock options granted to outside consultants and Scientific Advisory Board members. The Company assumed a risk free interest rate of 5.5%, a market value of $11.00 per share and a volatility of 65%. The resulting deferred compensation will be amortized to expense over the vesting period. The compensation expense relating to these options was not material for the period ended March 31, 1997.


     Subsequent to December 31, 1996, the Company issued an aggregate of 10,504 shares of Common Stock upon the exercise of options.

     In March 1997, the Company issued 1,039,000 shares of Nonconvertible Preferred Stock and Warrants to purchase $346,300 of Common Stock exercisable at the initial public offering price (31,482 shares, assuming an initial public offering price of $11.00 per share). The Company accounted for the debt issued and the detachable stock warrants in accordance with APB Opinion 14 which requires an allocation based upon the fair market value of the debt and rights as soon as both sell separately on the open market. In May 1997, the Company agreed to exchange all of the shares of Redeemable Nonconvertible Preferred Stock for shares of common stock to be issued upon the closing of an initial public offering at the initial public offering price. Concurrently, the Company increased the value of the detachable stock warrants by $173,200 to $519,500 of common stock at the initial public offering price (47,227 shares assuming an initial public offering price of $11.00). If, by August 1997, the Company has not completed an initial public offering, the Redeemable Nonconvertible Preferred Stock can be redeemed for $1,039,000 in cash at the option of the holders.

     In April 1997, the Company entered into a Clinical Development Agreement to provide the Company with monitoring and data management services in connection with its first Phase III ARDS clinical trial. The Agreement provides for payments of approximately $2.0 million during the 18 month period beginning in April, 1997.

------------------------------------------------------
                          ------------------------------------------------------

  NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE COMMON STOCK OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                         ------------------------------
                               TABLE OF CONTENTS

                                            PAGE
                                            ----
Prospectus Summary........................    3
Risk Factors..............................    7
Use of Proceeds...........................   20
Dividend Policy...........................   20
Capitalization............................   21
Dilution..................................   22
Selected Financial Data...................   23
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..............................   24
Business..................................   28
Management................................   43
Certain Transactions......................   49
Principal Stockholders....................   52
Description of Capital Stock..............   54
Shares Eligible for Future Sale...........   57
Underwriting..............................   59
Legal Matters.............................   60
Experts...................................   60
Additional Information....................   61
Index to Financial Statements.............  F-1

            ------------------------

  UNTIL       , 1997 (25 DAYS AFTER THE DATE OF
THIS PROSPECTUS), ALL DEALERS EFFECTING
TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT
PARTICIPATING IN THIS DISTRIBUTION, MAY BE
REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN
ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER
A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND
WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR
SUBSCRIPTIONS.
================================================

======================================================

                                2,455,000 SHARES
                         [TRANSCEND THERAPEUTICS LOGO]
                                  COMMON STOCK

                         ------------------------------

                                   PROSPECTUS
                         ------------------------------
                            EVEREN Securities, Inc.
                      PRINCIPAL FINANCIAL SECURITIES, INC.
                                          , 1997

======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimates except for the Securities and Exchange Commission registration fee and the NASD filing fee.

                                      ITEM                                      AMOUNT
     -----------------------------------------------------------------------  ----------
     SEC Registration Fee...................................................  $   21,371*
     NASD Filing Fee........................................................       7,440*
     Nasdaq National Market Listing Fee.....................................      35,260
     Transfer Agent and Registrar Fees......................................       5,000
     Accounting Fees and Expenses...........................................     225,000
     Legal Fees and Expenses................................................     350,000
     Printing, Engraving and Mailing Expenses...............................     250,000
     Miscellaneous..........................................................     105,929
                                                                              ----------
          Total.............................................................  $1,000,000
                                                                              ==========

---------------

* Includes fee from prior filing

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article VIII of the Registrant's Restated Certificate of Incorporation (the "Restated Certificate of Incorporation") provides that no director of the Registrant shall be personally liable for any monetary damages for any breach of fiduciary duty as a director, except to the extent that a Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breach of fiduciary duty.

     Article IX of the Registrant's Restated Certificate of Incorporation provides that a director or officer of the Registrant (a) shall be indemnified by the Registrant against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred in connection with any litigation or other legal proceeding (other than an action by or in the right of the Registrant) brought against him by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful and (b) shall be indemnified by the Registrant against all expenses (including attorneys' fees) and amounts paid in settlement incurred in connection with any action by or in the right of the Registrant brought against him by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, except that no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the Registrant, unless a court determines that, despite such adjudication but in view of all of the circumstances, he is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that a director or officer has been successful, on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, he is required to be indemnified by the Registrant against all expenses (including attorneys' fees) incurred in connection therewith. Expenses shall be advanced to a director or officer at his request, provided that he undertakes to repay the amount advanced if it is ultimately determined that he is not entitled to indemnification for such expenses.

     Article VIII of the Registrant's Restated Certificate of Incorporation further provides that the indemnification provided therein is not exclusive, and provides that in the event that the Delaware

General Corporation Law is amended to expand the indemnification permitted to directors or officers the Registrant must indemnify those persons to the fullest extent permitted by such law as so amended.

     Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

     The Company also currently has in place standard director and officer liability insurance which, subject to customary exclusions and specified limits, insures its directors and officers against certain losses and expenses suffered or incurred by such persons as a result of serving in such capacity.

     Under Section 7 of the Underwriting Agreement, the Underwriters are obligated, under certain circumstances, to indemnify directors and officers of the Registrant against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of Underwriting Agreement filed as
Exhibit 1 hereto.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     Set forth in chronological order below is information regarding the number of shares of Common and Preferred Stock issued, and the number of options granted and warrants issued, by the Registrant since its incorporation. Further included is the consideration, if any, received by the Registrant for such shares and options, and information relating to the section of the Securities Act of 1933, as amended (the "Securities Act"), or rule of the Securities and Exchange Commission under which exemption from registration was claimed. Awards of options did not involve any sale under the Securities Act and none of these securities was registered under the Securities Act.

     1. In December 1992, the Registrant sold an aggregate of 100 shares of its Common Stock for $.01 per share to Dr. Gary Pace and Dr. Dennis Goldberg, founders of the Registrant.

     2. In April 1994, the previously issued and outstanding shares of Common Stock of the Registrant issued to Dr. Pace and Dr. Goldberg were exchanged for an aggregate of 44,109 shares of its Common Stock effected in the form of a stock dividend.

     3. In April 1994, the Registrant issued 680,000 shares of its Common Stock and 9,000 shares of its Nonconvertible Redeemable Preferred Stock to Clintec Nutrition Company upon receipt from Clintec of its rights in Procysteine and related pharmaceutical technologies.

     4. In April 1994, as part of a license agreement with Cornell Research Foundation ("Cornell"), the Registrant issued 35,025 shares of its Common Stock to Cornell. On October 4, 1995, Cornell agreed to return 7,025 such shares for cancellation in settlement of a dispute related to the abandonment by Cornell of a patent application in Japan licensed to the Registrant under the license agreement.

     5. In April 1994, the Registrant sold an aggregate of 6,500,000 shares of its Series A Convertible Preferred Stock to a group of investors at a purchase price of $1.00 per share for an aggregate of $6.5 million. As part of the same transaction, the investors also purchased from the Registrant warrants to purchase an aggregate of 1,625,000 shares of Series A Preferred Stock for $.01 per share of Series A Preferred Stock issuable upon the exercise of such warrants. The exercise price of the warrants was $1.00 per share.

     6. In October 1994, in connection with the Registrant's lease of office space from the Massachusetts Institute of Technology ("MIT"), the Registrant issued to MIT 5,000 shares of its Common Stock at an exercise price of $5.00 per share.

     7. In September 1995, the Registrant sold $2.0 million aggregate principal amount of its Senior Secured Convertible Notes ("Series A Notes") to a group of investors. Interest accrued on the Series A Notes at the rate of 30 percent per annum and was payable in, and the principal amount of such notes was convertible into, shares of Series A Convertible Preferred Stock (at one share per $1.00 of such interest or principal).

     8. In January 1994, the Registrant sold an aggregate of 130,000 shares of Series A Preferred Stock to Jerry Jackson and Frank Douglas, directors of the Registrant, and one former director of the Registrant, for an aggregate purchase price of $130,000 at $1.00 per share.

     9. In January 1996, the Registrant issued an aggregate of 198,903 shares of Series A Convertible Preferred Stock to a group of investors as interest due and payable on Series A Notes held by such investors.

     10. In May 1996, the Registrant issued an aggregate of 198,903 shares of Series A Preferred Stock to a group of investors as interest due and payable on Series A Notes held by such investors.

     11. In May 1996, the Registrant issued $1.0 million in aggregate principal amount of notes ("Series B Notes") to the holders of Series A Notes. Interest accrued on the Series B Notes at the rate of 30 percent per annum and was payable in, and the principal amount of such notes was convertible into, shares of Series B Convertible Preferred Stock (at one share per $1.50 of such interest or principal).

     12. In September 1996, the Registrant sold an aggregate of 851,064 shares of its Series C Convertible Preferred Stock to a group of investors at a purchase price of $2.35 per share for an aggregate of $2.0 million. As part of the same transaction, (a) the sole holder of 9,000 shares of the Registrant's Nonconvertible Redeemable Preferred Stock exchanged such shares for 3,404,255 shares of the Series C Convertible Preferred Stock, (b) holders of warrants to purchase shares of Series A Convertible Preferred Stock were issued an aggregate of 789,893 shares of Series A Convertible Preferred Stock pursuant to a net exercise of such warrants, and (c) $3.1 million in aggregate principal amount of, and interest on, the Series A Notes and Series B Notes were converted into an aggregate of 2,098,631 shares of Series A Convertible Preferred Stock and 690,775 shares of Series B Convertible Preferred Stock.

     13. In March 1997, the Registrant sold an aggregate of 1,039,000 shares of Nonconvertible Redeemable Preferred Stock and warrants to purchase $346,300 of Common Stock, exercisable at the initial public offering price (31,482 shares of Common Stock, assuming an initial public offering price of $11.00 per share), to a group of investors, resulting in proceeds to the Company of approximately $1.0 million. Such warrants are exercisable upon issuance and expire five years from the date of issuance.

     14. In February 1997, the Registrant agreed to sell to a corporate partner $5.0 million of Common Stock at the initial public offering price (454,545 shares of Common Stock assuming an initial public offering price of $11.00 per share).

     15. In May 1997, the Registrant agreed to issue additional warrants to the holders of its Nonconvertible Preferred Stock to purchase $173,200 of Common Stock, exercisable at the initial public offering price (15,745 shares of Common Stock assuming an initial public offering price of $11.00 per share), and the holders of such stock agreed to exchange their shares of Nonconvertible Preferred Stock for an aggregate of $1,039,000 of Common Stock upon the closing of the Offering at the initial public offering price (94,455) shares of Common Stock assuming an initial public offering price of $11.00 per share).

     16. From April 1994 through March 31, 1997, the Registrant granted options to purchase 447,244 shares of Common Stock at exercise prices ranging from $.50 to $11.00 per share.

     No underwriters were engaged in connection with any of the foregoing sales of securities. The issuance of shares of capital stock and securities in the transactions described in paragraphs (1) through (15) above were offered and sold in reliance upon the exemption from registration under Section 4(2) of the Securities Act and/or Regulation D promulgated under the Securities Act, for sales by an issuer not involving any public offering. The issuances of securities in the transaction described in paragraph 16 above are deemed to be exempt from registration under the Securities Act by virtue of Rule 701 promulgated thereunder in that they were offered and sold pursuant to written compensatory benefits plans or pursuant to written contract relating to compensation.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (A) EXHIBITS


    EXHIBIT
       NO.                                      DESCRIPTION
    -------   -------------------------------------------------------------------------------
          1   Form of Underwriting Agreement.
        3.1   Restated Certificate of Incorporation of the Registrant, as amended.
        3.2   Form of Second Amended and Restated Certificate of Incorporation of the
              Registrant (to be filed prior to the consummation of the public offering).
        3.3   Amended and Restated By-Laws of the Registrant.
        4.1   Specimen certificate for shares of Common Stock, $.01 par value per share, of the Registrant.
        4.2   Second Amended and Restated Registration Rights Agreement dated August 21, 1996 among the Registrant and The Venture Capital Fund of New England III, L.P.,
              Advent International Investors II Limited Partnership, Advent Performance
              Materials Limited Partnership, Global Private Equity II Limited Partnership,
              Rovent II Limited Partnership, Paal C. Gisholt, Charles Hsu, Sprout Capital VI,
              L.P., DLJ Capital Corporation, Baxter Healthcare Corporation, Clinical
              Nutrition Holdings, Inc., Clintec Nutrition Company, the Massachusetts
              Institute of Technology, Jerry T. Jackson, Frank L. Douglas and Richard B. Egen
              (collectively, the "Holders") (the "Registration Rights Agreement").
        4.3   Amendment No. 1 to the Registration Rights Agreement dated March 3, 1997 by and among the Registrant and the Holders.
        4.4*  Third Amended and Restrated Registration Rights Agreement dated June 13, 1997 among the Company, the Holders, Boehringer Ingelheim International GmbH ("BI"),
              Hector Gomez and John Whalen.
          5   Opinion of Hale and Dorr LLP with respect to the validity of the securities being offered.
       10.1   Amended and Restated 1994 Equity Incentive Plan.
      +10.2   Contribution Agreement dated April 5, 1994 by and between the Registrant and
              Clintec Nutrition Company.
       10.3   Non-solicitation Agreement dated April 5, 1994 between the Registrant and
              Baxter Healthcare Corporation.
      +10.4   License Agreement dated April 5, 1994 between the Registrant and Clintec
              Nutrition Company.
      +10.5   Amended and Restated Exclusive License Agreement CRF D-416 and D-052, D-913,
              D-1069, D-1239, D-1258, D-1403, D-1426, dated August 12, 1996 between the
              Registrant and Cornell Research Foundation, Inc.
       10.6   Common Stock Purchase Warrant dated October 28, 1994 for 5,000 shares of Common
              Stock issued to the Massachusetts Institute of Technology.
       10.7   Lease dated October 28, 1994 between the Registrant and the Massachusetts
              Institute of Technology.
       10.8   Employment Agreement dated November 28, 1994 between the Registrant and Hector
              J. Gomez.
       10.9   Letter Agreement dated October 4, 1995 between the Registrant and Cornell
              Research Foundation, Inc.
     +10.10   Development and License Agreement dated February 28, 1997 between the
              Registrant and BI.
      10.11   Stock Purchase Agreement dated February 28, 1997 between the Registrant and BI.

    EXHIBIT
       NO.                                      DESCRIPTION
    -------   -------------------------------------------------------------------------------
      10.12   Non-Convertible Preferred Stock and Warrant Purchase Agreement
              ("Non-Convertible Stock Purchase Agreement") dated March 3, 1997 among the
              Company and the Purchasers (as defined therein)
      10.13   Letter Agreement dated June 2, 1997 between the Registrant and BI.
      10.14   First Amendment of the Non-Convertible Stock Purchase Agreement dated June 4,
              1997.
         11*  Statement regarding Computation of Pro Forma Loss Per Common Share
       23.1   Consent of Hale and Dorr LLP (included in Exhibit 5).
       23.2*  Consent of Pennie & Edmonds LLP.
       23.3*  Consent of Ernst & Young LLP.
         24   Powers of Attorney.
         27*  Financial Data Schedule


---------------

     Except as noted, all exhibits have been previously filed.

     * Filed herewith.

     + Confidential treatment requested as to certain portions, which portions are omitted and filed separately with the Commission.

     (B) FINANCIAL STATEMENT SCHEDULES

     All schedules have been omitted because they are not required or because the required information is given in the Financial Statements or Notes thereto.

ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 4 to Form S-1 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, Commonwealth of Massachusetts, on this 30th day of June, 1997.


                                          TRANSCEND THERAPEUTICS, INC.

                                          By:      /s/ HECTOR J. GOMEZ
                                             -----------------------------------
                                               Hector J. Gomez, M.D., Ph.D.,
                                               President and Chief Executive
                                                           Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 4 to Form S-1 Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



                SIGNATURE                                 TITLE                      DATE
                ---------                                 -----                      ----

           /s/ HECTOR J. GOMEZ              President, Chief Executive Officer   June 30, 1997
------------------------------------------  and Director (Principal Executive
       Hector J. Gomez, M.D., Ph.D.         Officer)

          /s/ B. NICHOLAS HARVEY            Vice President, Finance and Chief    June 30, 1997
------------------------------------------  Financial Officer (Principal
            B. Nicholas Harvey              Financial and Accounting Officer)

                    *                       Chairman of the Board of Directors   June 30, 1997
------------------------------------------
             Jerry T. Jackson

                    *                       Director                             June 30, 1997
------------------------------------------
      Philippe Chambon, M.D., Ph.D.
                    *                       Director                             June 30, 1997
------------------------------------------
      Frank L. Douglas, M.D., Ph.D.

                    *                       Director                             June 30, 1997
------------------------------------------
             Richard W. Hunt

                    *                       Director                             June 30, 1997
------------------------------------------
           William C. Mills III

                    *                       Director                             June 30, 1997
------------------------------------------
            Gerard M. Moufflet


*By:     /s/ HECTOR J. GOMEZ
     ------------------------------
            Hector J. Gomez
            Attorney-in-fact

                                 EXHIBIT INDEX


                                                                                     SEQUENTIALLY
    EXHIBIT                                                                            NUMBERED
       NO.                                 DESCRIPTION                                  PAGES
    --------   --------------------------------------------------------------------  ------------
      1        Form of Underwriting Agreement. ....................................
      3.1      Restated Certificate of Incorporation of the Registrant, as
               amended. ...........................................................
      3.2      Form of Second Amended and Restated Certificate of Incorporation of
               the Registrant (to be filed prior to the consummation of the public offering). .........................................................
      3.3      Amended and Restated By-Laws of the Registrant. ....................
      4.1      Specimen certificate for shares of Common Stock, $.01 par value per share, of the Registrant. ..........................................
      4.2      Second Amended and Restated Registration Rights Agreement dated
               August 21, 1996 among the Registrant and The Venture Capital Fund of
               New England III, L.P., Advent International Investors II Limited
               Partnership, Advent Performance Materials Limited Partnership,
               Global Private Equity II Limited Partnership, Rovent II Limited
               Partnership, Paal C. Gisholt, Charles Hsu, Sprout Capital VI, L.P.,
               DLJ Capital Corporation, Baxter Healthcare Corporation, Clinical
               Nutrition Holdings, Inc., Clintec Nutrition Company, the
               Massachusetts Institute of Technology, Jerry T. Jackson, Frank L.
               Douglas and Richard B. Egen (collectively, the "Holders") (the
               "Registration Rights Agreement"). ..................................
      4.3      Amendment No. 1 to the Registration Rights Agreement dated March 3,
               1997 by and among the Registrant and the Holders. ..................
      4.4*     Third Amended and Restrated Registration Rights Agreement dated June
               13, 1997 among the Company, the Holders, Boehringer Ingelheim
               International GmbH ("BI"), Hector Gomez and John Whalen. ...........
      5        Opinion of Hale and Dorr LLP with respect to the validity of the securities being offered. ..........................................
     10.1      Amended and Restated 1994 Equity Incentive Plan. ...................
    +10.2      Contribution Agreement dated April 5, 1994 by and between the
               Registrant and Clintec Nutrition Company. ..........................
     10.3      Non-solicitation Agreement dated April 5, 1994 between the
               Registrant and Baxter Healthcare Corporation. ......................
    +10.4      License Agreement dated April 5, 1994 between the Registrant and
               Clintec Nutrition Company. .........................................
    +10.5      Amended and Restated Exclusive License Agreement CRF D-416 and
               D-052, D-913, D-1069, D-1239, D-1258, D-1403, D-1426, dated August
               12, 1996 between the Registrant and Cornell Research Foundation,
               Inc. ...............................................................
     10.6      Common Stock Purchase Warrant dated October 28, 1994 for 5,000 shares of Common Stock issued to the Massachusetts Institute of
               Technology. ........................................................
     10.7      Lease dated October 28, 1994 between the Registrant and the
               Massachusetts Institute of Technology. .............................
     10.8      Employment Agreement dated November 28, 1994 between the Registrant and Hector J. Gomez. ...............................................
     10.9      Letter Agreement dated October 4, 1995 between the Registrant and
               Cornell Research Foundation, Inc. ..................................
    +10.10     Development and License Agreement dated February 28, 1997 between the Registrant and BI. .............................................
     10.11     Stock Purchase Agreement dated February 28, 1997 between the
               Registrant and BI. .................................................
     10.12     Non-Convertible Preferred Stock and Warrant Purchase Agreement ("Non
               Convertible Stock Purchase Agreement") dated March 3, 1997 among the
               Company and the Purchasers (as defined therein).....................

                                                                                     SEQUENTIALLY
    EXHIBIT                                                                            NUMBERED
       NO.                                 DESCRIPTION                                  PAGES
    --------   --------------------------------------------------------------------  ------------
     10.13     Letter Agreement dated June 2, 1997 between the Registrant and
               BI..................................................................
     10.14     First Amendment of Non-Convertible Stock Purchase Agreement dated
               June 4, 1997........................................................
     11*       Statement regarding Computation of Pro Forma Loss Per Common
               Share ..............................................................
     23.1      Consent of Hale and Dorr LLP (included in Exhibit 5). ..............
     23.2*     Consent of Pennie & Edmonds LLP ....................................
     23.3*     Consent of Ernst & Young LLP. ......................................
     24        Powers of Attorney .................................................
     27*       Financial Data Schedule ............................................


---------------

     Except as noted, all exhibits have been previously filed.

     * Filed herewith.

     + Confidential treatment requested as to certain portions, which portions are omitted and filed separately with the Commission.